Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
SUMITOVANT BIOPHARMA LTD.,
ZEUS SCIENCES LTD.,
MYOVANT SCIENCES LTD.
and, solely with respect to Article IX and Annex A,
SUMITOMO PHARMA CO., LTD.

Dated as of October 23 , 2022

TABLE OF CONTENTS

i

ii

Annexes, Schedules and Exhibits

Annex A	Definitions
Schedule A	Knowledge of Company
Schedule B	Knowledge of Parent and Merger Sub
Exhibit A	Statutory Merger Agreement
iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 23 , 2022 (the “Agreement Date”), by and among Myovant Sciences Ltd., a Bermuda exempted company limited by shares (the “Company”), Sumitovant Biopharma Ltd., a Bermuda exempted company limited by shares (“Parent”), Zeus Sciences Ltd., a Bermuda exempted company limited by shares and a wholly owned Subsidiary of Parent (“Merger Sub”), and, solely with respect to Article IX and Annex A hereof, Sumitomo Pharma Co., Ltd., a company organized under the laws of Japan (“SMP”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Annex A.

RECITALS

WHEREAS, as of the Agreement Date, Parent owns beneficially and of record 50,041,181 Company Common Shares;

WHEREAS, the Company, Parent and Merger Sub desire to effect the Merger pursuant to the Bermuda Companies Act, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company as a wholly owned subsidiary of Parent;

WHEREAS, the Company Board has established the Special Committee and delegated to the Special Committee authority to, among other things, develop, assess and negotiate the terms of a potential transaction with Parent and alternatives thereto and to make a recommendation to the full Company Board as to whether the Company should enter into such potential transaction;

WHEREAS, the Special Committee has (i) determined that the Per Share Merger Consideration constitutes fair value for each Company Common Share in accordance with the Bermuda Companies Act, (ii) determined that the terms of this Agreement, the Statutory Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders and (iii) resolved to recommend that the Company Board (a) declare advisable the execution, delivery and performance of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions, (b) adopt this Agreement and the Statutory Merger Agreement and approve the Merger and the other Transactions and (c) subject to Section 5.03, recommend that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions, at the Company Shareholders Meeting (this clause (iii), the “Special Committee Recommendation”);

WHEREAS, the Company Board, acting upon the Special Committee Recommendation, (i) determined that the Per Share Merger Consideration constitutes fair value for each Company Common Share in accordance with the Bermuda Companies Act, (ii) determined that the terms of this Agreement, the Statutory Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (iii) approved and declared advisable the execution, delivery and performance of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions, and (iv) subject to Section 5.03, determined to recommend that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions, at the Company Shareholders Meeting;

WHEREAS, the Parent Board and the Merger Sub Board have each approved this Agreement and the Statutory Merger Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Statutory Merger Agreement and to consummate the Transactions;

WHEREAS, the Merger Sub Board has recommended adoption and approval of this Agreement and the Statutory Merger Agreement by Parent, as its sole shareholder;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and Parent are entering into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which Parent has agreed, among other things, to vote all of the Company Common Shares held by it in favor of the adoption and approval of this Agreement and the Statutory Merger Agreement and the Transactions, including the Merger, at the Company Shareholders Meeting, on the terms and subject to the conditions set forth in the Voting and Support Agreement;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, SMP is entering into this Agreement solely to provide the guaranty, make the representations and agree to the covenants set forth in Section 9.12 in favor of the Company; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants, and agreements in connection with, and also to prescribe various conditions to, the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein and intending to be legally bound, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01          The Merger. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02          Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California, at 9:00 a.m. New York time on the seventh (7th) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) or at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

Section 1.03          Effective Time. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the Company, Parent and Merger Sub will (a) on the Closing Date, execute and deliver the Statutory Merger Agreement; (b) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the following documents required by Section 108(2) of the Bermuda Companies Act: (i) a certified copy of the resolutions of the Special Committee and the Company Board and the shareholders or other authority of the Company; (ii) a certified copy of the resolutions of the board of directors of Merger Sub and Parent, as the sole shareholder of Merger Sub; (iii) a notice of the Merger containing the registered office address of the Surviving Company, the memorandum of association of the Surviving Company, and a statement confirming that the Surviving Company is to be registered as the Surviving Company pursuant to the Merger; and (iv) a statutory declaration by an officer of each of Merger Sub and the Company that establishes to the satisfaction of the Registrar that there are reasonable grounds for believing that each merging company is, and the Surviving Company will be, able to pay its liabilities as they become due, that the realizable value of the Surviving Company’s assets will not be less than the aggregate of its liabilities and issued capital of all classes; and that either no creditor will be prejudiced by the Merger, or adequate notices have been given to any such creditor; and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger will become effective upon the issuance of the Certificate of Merger by the Registrar or such other time and date as may be set forth in the Certificate of Merger (the “Effective Time”). The Company, Parent, and Merger Sub agree that they will request that the Registrar provide in the Certificate of Merger that the effective date of the Merger be the Closing Date.

Section 1.04          Effects. The Merger will have the effects set forth in this Agreement and Section 109(2) of the Bermuda Companies Act. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub will vest in the Surviving Company, and all debts, Liabilities and duties of the Company and Merger Sub will become the debts, Liabilities and duties of the Surviving Company.

Section 1.05          Memorandum of Association and Bye-laws. At the Effective Time, subject to Section 6.04, (a) the memorandum of association of Merger Sub as in effect immediately prior to the Effective Time will, by virtue of the Merger and without any further action, become the memorandum of association of the Surviving Company and (b) the bye-laws of Merger Sub as in effect immediately prior to the Effective Time will, by virtue of the Merger and without any further action, become the bye-laws of the Surviving Company, in each case except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Company and until thereafter changed or amended as provided therein or by applicable Law.

Section 1.06          Directors and Officers of the Surviving Company.

(a)          Except as otherwise determined by Parent and notified in writing to the Company at least five (5) Business Days prior to the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Company following the Effective Time and (ii) the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company following the Effective Time, in each case, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. For the avoidance of doubt, nothing herein shall entitle Parent or Merger Sub to make any changes to the composition of the Company Board or the officers of the Company prior to the occurrence of the Effective Time.

(b)          If at any time after the Effective Time, the Surviving Company determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

EFFECT ON THE SHARE CAPITAL OF THE
CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.01          Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any of the common shares, par value $0.000017727 per share, of the Company (the “Company Common Shares”) or any of the common shares, par value $0.000017727 per share, of Merger Sub (the “Merger Sub Common Shares”):

(a)          Merger Sub Common Shares.  Each Merger Sub Common Share issued and outstanding immediately prior to the Effective Time will (i) remain outstanding and (i) constitute one (1) fully paid and nonassessable common share of the Surviving Company and, together with the Parent Owned Shares treated in accordance with Section 2.01(b), will constitute all of the issued and outstanding shares of the Surviving Company.

(b)          Parent-Owned Company Common Shares. Each Company Common Share that is beneficially owned by Parent as of immediately prior to the Effective Time (each, a “Parent Owned Share”) will (i) remain outstanding and (ii) constitute one (1) fully paid and nonassessable common share of the Surviving Company and, together with the Merger Sub Common Shares treated in accordance with Section 2.01(a), will constitute all of the issued and outstanding shares of the Surviving Company.

(c)          Cancellation of Company Common Shares.

(i)          Each Company Common Share owned by the Company as a treasury share and each Company Common Share owned directly by any direct or indirect wholly owned Subsidiary of the Company, in each case as of immediately prior to the Effective Time (each an “Excluded Share”), will be cancelled, be no longer outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

(ii)          Subject to Section 2.02 and Section 2.04, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than (A) Excluded Shares, which will be treated in accordance with Section 2.01(c)(i), (B) Parent Owned Shares, which will be treated in accordance with Section 2.01(b), and (C) Dissenting Shares, which will be treated in accordance with Section 2.03), will be cancelled, be no longer outstanding, and will automatically cease to exist, and, each holder of a certificate that immediately prior to the Effective Time represented any such Company Common Shares (each, a “Certificate”) or that provides an affidavit in accordance with Section 2.02(i) and each holder of evidence in book-entry form that immediately prior to the Effective Time represented any such Company Common Shares (“Book-Entry Shares”), will cease to have any rights with respect thereto, except the right to receive $ 27.00 in cash, without interest, in respect of each such Company Common Share (the “Per Share Merger Consideration”).

(d)          Adjustments. Notwithstanding the foregoing, if between the Agreement Date and the Effective Time, the outstanding Company Common Shares (or any other securities convertible therefor or exchangeable thereto) have been changed into a different number of shares or a different class, by reason of any issue, stock split, reverse stock split, subdivision, reclassification, recapitalization, consolidation or exchange of shares, or any similar event has occurred, then any number or amount contained herein that is based upon the number of Company Common Shares (including the Per Share Merger Consideration) will be appropriately adjusted to provide to the holders of Company Common Shares, Company Options, Company RSUs and Company PSUs, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.01(d) will be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.02          Exchange of Certificates; Payment Fund.

(a)          Paying Agent. Prior to the Effective Time, Merger Sub will, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the aggregate amount of Per Share Merger Consideration payable pursuant to this Article II (the “Aggregate Merger Consideration”) and in connection therewith, Merger Sub will enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement. On the Closing Date, Parent will cause Merger Sub to deposit with the Paying Agent for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Aggregate Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.”

(b)          Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (but in any event within three (3) Business Days thereafter), the Surviving Company will cause the Paying Agent to mail, or otherwise provide in the case of Book-Entry Shares, to each holder of record of Company Common Shares in respect of which the Per Share Merger Consideration is payable pursuant to Section 2.01 (i) a form of letter of transmittal in such form and containing such other provisions as Parent may reasonably designate and as are reasonably acceptable to the Company prior to the Effective Time (with the Company’s consent thereto not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”) and which specifies that delivery of the Per Share Merger Consideration will be effected and risk of loss and title will pass (A) with respect to such Company Common Shares evidenced by Certificates, only upon the proper delivery of the applicable Certificates and validly executed Letter of Transmittal to the Paying Agent (and such other documents as the Paying Agent may reasonably request) and (B) with respect to Book-Entry Shares, only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), and (ii) instructions for effecting the surrender of Book-Entry Shares or Certificates in exchange for the applicable Per Share Merger Consideration payable in respect of the Company Common Shares represented thereby.

(c)          Merger Consideration Received in Connection with Exchange. Upon (i) in the case of Company Common Shares represented by a Certificate (or affidavits of loss in lieu of the Certificate, as provided in Section 2.02(i)), the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of Company Common Shares held as Book-Entry Shares, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as reasonably may be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the consideration payable in respect of the Company Common Shares previously represented thereby pursuant to Section 2.01. In the event of a transfer of ownership of a Certificate or Book-Entry Shares that has not been registered in the register of members of the Company, any Per Share Merger Consideration payable in respect of the Company Common Shares previously represented thereby may be paid to the transferee or transferees if the Certificate or Book-Entry Share representing such prior Company Common Shares is presented to the Paying Agent (or, in the case of Book-Entry Shares, proper evidence of such transfer) accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable share transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each Certificate and Book-Entry Share, including any prior Company Common Shares represented thereby, will, at any time from and after the Effective Time, represent only the right to receive upon such surrender the consideration that the holder of such Certificate or Book-Entry Share is entitled to receive from the Paying Agent or the Surviving Company in respect of the prior Company Common Shares represented thereby pursuant to this Section 2.02(c). No interest will be paid or accrued on the cash payable upon surrender of the Certificates or Book-Entry Shares.

(d)          No Further Ownership Rights in Company Common Shares. The Per Share Merger Consideration when actually paid in accordance with the terms of this Article II in respect of each cancelled Company Common Share and each Company Share Award will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Share or Company Share Award, as applicable. From and after the Effective Time, there will be no further registration of transfers on the share transfer books of the Surviving Company of Company Common Shares or Company Share Awards that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates representing Company Common Shares or Book-Entry Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Company Common Shares, except as otherwise provided for in this Agreement (including Section 2.01(d)) or by applicable Law. If, after the Effective Time, any Certificates formerly representing Company Common Shares or Book-Entry Shares are presented to Parent, the Surviving Company, or the Paying Agent for any reason, they will be cancelled as provided in this Article II, with the holder thereof entitled to receive the Per Share Merger Consideration payable in respect of the Company Common Shares represented thereby pursuant to Section 2.01 and, in the case of Dissenting Shares, subject to applicable Law.

(e)          Termination of Payment Fund. Any portion of the Payment Fund (including any interest or any other amounts received with respect thereto) that remains undistributed to the holders of Company Common Shares on the date that is twelve (12) months after the Effective Time may, upon Parent’s request, be delivered to the Surviving Company (or its designee), and after any such delivery, any holder of a Company Common Share who has not theretofore complied with this Article II will thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) for payment of its claim for the Per Share Merger Consideration payable with respect thereto, without any interest thereon.

(f)          No Liability. None of the Surviving Company, Parent, Merger Sub, or the Paying Agent will be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Law. Notwithstanding anything in this Agreement to the contrary, any portion of the Aggregate Merger Consideration to be paid in accordance with Article II that remains undistributed to the holders of Certificates or Book-Entry Shares immediately prior to the date on which such portion of the Aggregate Merger Consideration would otherwise escheat to or become the property of any Governmental Entity will, to the extent permitted by applicable Law, become property of the Surviving Company, free and clear of all claims or interests of any Person previously entitled thereto.

(g)          Investment of Payment Fund. The Paying Agent will invest any cash in the Payment Fund if and as directed by Merger Sub or the Surviving Company. Any interest and other income resulting from such investments will be paid to, and be the property of, the Surviving Company. No investment losses resulting from any investment of the Payment Fund will diminish the rights of any of the Company’s shareholders to receive their portion of the Aggregate Merger Consideration payable to them. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the Per Share Merger Consideration required to be paid to each holder of Company Common Shares entitled to receipt thereof pursuant to the terms of this Agreement, the Surviving Company will promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h)          Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Company and the Paying Agent (without duplication) will be entitled to deduct and withhold from any amounts payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Law. Amounts so withheld and paid over to the appropriate taxing authority will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)          Lost, Stolen or Destroyed Certificates. If any Certificate formerly representing any Company Common Share has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.02(e), the Surviving Company) will deliver, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration deliverable in respect of each Company Common Share represented thereby, pursuant to this Agreement.

Section 2.03          Dissenter’s Rights.

(a)          At the Effective Time, each Company Common Share held by a holder who, as of the Effective Time, (i) did not vote in favor of the Merger, (ii) complied with all of the provisions of the Bermuda Companies Act concerning the right of holders of Company Common Shares to require appraisal of their Company Common Shares pursuant to the Bermuda Companies Act, and (iii) did not fail to exercise such right or did not deliver an Appraisal Withdrawal (the “Dissenting Shares”), will automatically be cancelled and, unless otherwise required by applicable Law, the holder thereof will have the right to receive the Per Share Merger Consideration pursuant to and in accordance with Section 2.01 and Section 2.02, and any holder of a Dissenting Share will, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) is greater than the Per Share Merger Consideration, be entitled to receive such difference from the Surviving Company by payment made within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.

(b)          In the event that a holder (i) fails to exercise any right to appraisal within one (1) month after the date the notice convening the Company Shareholders Meeting has been given, or (ii) effectively withdraws or otherwise waives any right to appraisal (each of the foregoing (i) or (ii), an “Appraisal Withdrawal”), such holder will have no other rights with respect to such Dissenting Shares other than the right to receive the Per Share Merger Consideration as contemplated by Section 2.01 and Section 2.02.

(c)          The Company will give Parent (i) written notice of (A) any demands for appraisal of Dissenting Shares or Appraisal Withdrawals and any other written instruments, notices, petitions or other communication received by the Company in connection with the foregoing and (B) to the extent that the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act. The Company will not, without the prior written consent of Parent or as otherwise required by an order of a Governmental Entity of competent jurisdiction, voluntarily make any payment with respect to, negotiate with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act. Payment of any amount payable to holders of Dissenting Shares will be the obligation of the Surviving Company.

Section 2.04          Treatment of Company Share Awards. Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, any holder of a Company Share Award, or any other Person, the Company Share Awards then outstanding will be treated as provided in this Section 2.04.

(a)          Payments in Respect of Company Options. Each then-outstanding and unexercised Company Option (whether vested or unvested) will be cancelled and the holder thereof will only have the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the applicable exercise price per Company Common Share of such Company Option, multiplied by (ii) the total number of Company Common Shares subject to such Company Option (the “Option Consideration”); provided that each unexercised Company Option, whether vested or unvested, with an exercise price equal to or greater than the Per Share Merger Consideration will be cancelled immediately prior to the Effective Time without consideration therefor.

(b)          Payments in Respect of Company RSUs and Company PSUs.

(i)          Except as set forth in Section 3.03(b) of the Company Disclosure Letter, each then-outstanding Company RSU that has not been settled in Company Common Shares prior to the Effective Time will be cancelled and the holder thereof will only have the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the product of (A) the Per Share Merger Consideration, multiplied by (B) the total number of Company Common Shares subject to such Company RSU immediately prior to the Effective Time (the “RSU Consideration”).

(ii)          Each then-outstanding Company PSU that has not been settled in Company Common Shares prior to the Effective Time will be cancelled and the holder thereof will only have the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the product of (A) the Per Share Merger Consideration, multiplied by (B) the total number of Company Common Shares subject to such Company PSU (deeming performance goals as being satisfied) immediately prior to the Effective Time (the “PSU Consideration”).

(c)          Timing of Payments with Respect to Company Share Awards. The holder of a Company Share Award will receive in exchange therefor the Option Consideration, RSU Consideration or PSU Consideration, as applicable, pursuant to this Section 2.04(c) through the payroll of the Surviving Company (or an applicable Subsidiary thereof) on or as soon as practicable after the Closing Date, and not later than the next regular payroll payment date of the Surviving Company that occurs at least five (5) Business Days after the Closing Date.

(d)          No Further Rights in Company Share Awards; Company Share Plan Termination. With respect to the Company Share Plans, (i) each holder of a Company Option, Company RSU or Company PSU, will cease to have any rights with respect thereto, except the right to receive the Option Consideration, RSU Consideration and PSU Consideration, as applicable, payable at the time and in the manner set forth in Section 2.04(c) and (ii) as of immediately prior to the Effective Time, the Company Share Plans will terminate.

(e)          Section 409A. Notwithstanding anything herein to the contrary, with respect to any Company Share Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Company Share Award that will not trigger a Tax or penalty under Section 409A of the Code.

(f)          Company Actions. Promptly after the Agreement Date (and in any case prior to the Effective Time), the Company and the Company Board will take all actions necessary or appropriate under the Company Share Plans, Company Share Awards and applicable Law or as reasonably may be requested by Parent (including to amend the Company Share Plans and obtain any consents and pass any resolutions as and when necessary), in order to effectuate the treatment of the Company Share Awards as contemplated by this Section 2.04.

Section 2.05          Company Warrants. The Transactions shall constitute a Merger Event (as such term is defined in the Company Warrants) under the terms of the Company Warrants. The Company agrees to comply with the notice and exercise provisions in the Company Warrants applicable to a Merger Event in connection with the Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 9.11(a), except as set forth in the corresponding section of the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), and except as set forth in Section 9.11(b), the Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct.

Section 3.01          Organization, Standing and Power.

(a)          Each of the Company and the Company Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be so organized, validly existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its assets or properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)          The Company has Made Available true and complete copies of the Memorandum of Association of the Company in effect as of the Agreement Date (the “Company Memorandum of Association”) and the amended and restated bye-laws of the Company in effect as of the Agreement Date (together with the Company Memorandum of Association, the “Company Organizational Documents”) and the Organizational Documents of its subsidiaries, in each case as amended to date or presently in effect and no amendment or modification thereto are pending except as permitted or otherwise contemplated by this Agreement.

Section 3.02          Company Subsidiaries.

(a)          Each Company Subsidiary existing on the Agreement Date is set forth on Section 3.02(a) of the Company Disclosure Letter. All of the outstanding Equity Interests of each Company Subsidiary have been validly issued and are fully paid and nonassessable (to the extent such concept is applicable). All of the outstanding Equity Interests of each Company Subsidiary are owned by the Company, directly or indirectly, free and clear of all Liens (other than restrictions on transfer imposed by federal and state securities Laws or the Organizational Documents of such Company Subsidiary). There are no preemptive or other outstanding rights, options, warrants, agreements, arrangements or commitments of any character under which any Company Subsidiary is or may become obligated to sell, or give any Person (other than the Company or a Company Subsidiary) a right to acquire or in any way dispose of, any Equity Interests of such Company Subsidiary, and no securities or obligations evidencing such rights are issued or outstanding. There are no bonds, debentures, notes or other indebtedness of any Company Subsidiary, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the equityholders of such Company Subsidiary on any matter.  No Equity Interest of a Company Subsidiary held by any Person is subject to any voting trust agreements, proxies or other Contracts of such Company Subsidiary with respect to the voting, purchase, repurchase, dividend rights, disposition or transfer of the Equity Interests of such Company Subsidiary.

(b)          Other than (x) investments in cash equivalents and marketable securities (that, with respect to marketable securities, were acquired in accordance with the Company’s Amended and Restated Investment Policy as such policy was in effect as of July 25, 2022) and (y) the ownership by the Company or any Company Subsidiary of the Equity Interests of any other Company Subsidiary, neither the Company nor any Company Subsidiary (i) owns directly or indirectly any securities of any Person other than a Company Subsidiary or (ii) has any obligation or has made any commitment to acquire any securities of any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.03          Capital Structure.

(a)          As of the Agreement Date, the authorized share capital of the Company consists of 564,111,242 Company Common Shares. At the close of business on October 20, 2022 (the “Capitalization Time”), (i) 96,788,508 Company Common Shares were issued and outstanding; (ii) no Company Common Shares were held in the Company’s treasury; (iii) 3,115,663 Company Common Shares were reserved and available for the grant of stock options and future awards pursuant to the Company Share Plans; (iv) 5,247,354 Company Common Shares were issuable upon the exercise of outstanding Company Options (assuming the vesting in full of such Company Options); (v) 6,943,641 Company Common Shares were issuable upon the vesting or settlement of outstanding Company RSUs; (vi) 798,805 Company Common Shares were issuable upon the vesting or settlement of outstanding Company PSUs (assuming performance goals are satisfied); and (vii) 49,800 Company Common Shares were issuable upon the exercise of the 2017 Company Warrant at an exercise price of $15.06 per Company Common Share and 23,910 Company Common Shares were issuable upon the exercise of the 2018 Company Warrant at an exercise price of $18.82 per Company Common Share.

(b)          Except as set forth in Section 3.02(a) and Section 3.03(a), the Company Organizational Documents and for such securities of any Company Subsidiary held by the Company or any of its other Subsidiaries, at the Capitalization Time, there are no issued, reserved for issuance or outstanding: (i) capital shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary; (ii) securities or Indebtedness issued by the Company or a Company Subsidiary that are convertible into or exchangeable for shares of capital stock, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary; (iii) warrants, calls, options or other rights to acquire from the Company or a Company Subsidiary, or other obligation of the Company or a Company Subsidiary to issue, any capital stock, voting securities, voting Indebtedness, or securities convertible into or exchangeable for capital stock, voting securities or voting Indebtedness of the Company or a Company Subsidiary; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company or any Company Subsidiary (the foregoing (i) – (iv), a “Company Equity Related Obligation”). Since the Capitalization Time, neither the Company nor any Company Subsidiary has issued any Company Common Shares or otherwise entered into any Company Equity Related Obligation, except as specifically permitted in Section 5.01(b).

(c)          All outstanding Company Common Shares are, and, at the time of issuance, all Company Common Shares that may be issued upon the exercise, vesting or settlement of Company Share Awards and the exercise of the Company Warrants will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, Law or any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Bermuda Companies Act, the Company Organizational Documents, the Organizational Documents of any Company Subsidiary or any Contract to which the Company or any Company Subsidiary is a party or otherwise bound.

(d)          Since the Capitalization Time, except for acquisitions or deemed acquisitions of Company Common Shares in connection with (i) the settlement of any cashless exercise of a Company Option or Company Warrant, or the withholding of Taxes in connection with the exercise, vesting or settlement of Company Share Awards, and (ii) forfeitures of Company Share Awards, neither the Company nor any Company Subsidiary has repurchased, redeemed or otherwise acquired any Equity Interests in, the Company (including Company Common Shares) or any Company Equity Related Obligation.

(e)          Section 3.03(e) of the Company Disclosure Letter sets forth, as of the Capitalization Time, a true and complete list of each outstanding Company Option, Company RSU and Company PSU and, as applicable, (i) the identification number of each holder thereof; (ii) the date of grant (or if applicable, the date of repricing); (iii) the number of Company Common Shares subject to each award (deeming performance goals as being satisfied); (iv) the unvested portion of each such Company Option, Company RSU and Company PSU; (v) the vesting schedule of each such Company Option, Company RSU and Company PSU, and, if applicable, settlement schedule of such awards, including any accelerated vesting provisions; and (vi) the exercise or purchase price thereof, if applicable. Each grant of a Company Option, Company RSU and Company PSU was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof or the Company’s principal executive officer with due authorization) in compliance in all material respects with Law, recorded on the Company’s consolidated financial statements in accordance with GAAP in all material respects, and were validly issued, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of the grant. The exercise price of each Company Option is not less than the fair market value of a Company Common Share on the date of grant (or if applicable, the date of repricing) of such Company Option. Except for Company Options, Company RSUs and Company PSUs, there are no awards or rights outstanding as of the Capitalization Time under the Company Share Plans.

Section 3.04          Authority; Execution and Delivery; Enforceability.

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Voting and Support Agreement and the Statutory Merger Agreement, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions, subject to the receipt of the Company Shareholder Approval and the Minority Shareholder Approval.

(b)          The Special Committee has been duly authorized and constituted by resolution of the Company Board and, at a meeting duly called and held, has (i) determined that the Per Share Merger Consideration constitutes fair value for each Company Common Share in accordance with the Bermuda Companies Act, (ii) determined that the terms of this Agreement, the Statutory Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders and (iii) subject to Section 5.03, resolved to make the Special Committee Recommendation to the Company Board.

(c)          The Company Board, acting upon the Special Committee Recommendation, at a meeting duly called and held, has (i) determined that the Per Share Merger Consideration constitutes fair value for each Company Common Share in accordance with the Bermuda Companies Act; (ii) determined that the terms of this Agreement, the Statutory Merger Agreement, the Merger, and the other Transactions are fair to and in the best interests of the Company and its shareholders; (iii) approved and declared advisable the execution, delivery and performance of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions by the Company; and (iv) subject to Section 5.03, recommended that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions, at a duly held meeting of such holders for such purpose (the “Company Shareholders Meeting”).

(d)          Except for any Adverse Recommendation Change made after the Agreement Date and in accordance with Section 5.03, the resolutions and determinations of the Special Committee and the Company Board referenced in this Section 3.04 have not been amended or withdrawn.

(e)          Except for the Company Shareholder Approval, the Minority Shareholder Approval, the execution and delivery of the Statutory Merger Agreement and the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, no other corporate or similar proceedings on the part of the Company, its Subsidiaries or its shareholders are necessary to authorize, adopt or approve, as applicable, this Agreement or the Statutory Merger Agreement or to consummate the Transactions.

(f)          The Company has (or, with respect to the Statutory Merger Agreement, will have at the Closing) duly executed and delivered this Agreement, the Voting and Support Agreement and the Statutory Merger Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub (and by SMP for purposes of Article IX and Annex A) of this Agreement and the Statutory Merger Agreement and by Parent of the Voting and Support Agreement, this Agreement, the Voting and Support Agreement and the Statutory Merger Agreement constitute or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.05          No Conflicts; Consents.

(a)          The execution and delivery by the Company of this Agreement and the Statutory Merger Agreement does not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) assuming that the Company Shareholder Approval is obtained, contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents or of any provision of the Organizational Documents of any Company Subsidiary; (ii) assuming compliance with the matters referred to in Section 3.05(b) (solely with respect to the performance of the Agreement and the consummation of the Transactions) and that the Company Shareholder Approval is obtained, contravene, conflict with or result in a violation or breach of any Law (including any rule of the NYSE) or Judgment, in each case, applicable to the Company or any Company Subsidiary or by which their respective properties or assets are bound or affected; (iii) assuming that the Company Shareholder Approval and the Minority Shareholder Approval are obtained and assuming compliance with the matters referred to in Section 3.05(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled under any provision of any Contract or any Permit of the Company or any of the Company Subsidiaries or by which their respective property or assets are bound or affected; or (iv) result in the creation or imposition of any Lien on any property or asset of the Company or any of the Company Subsidiaries, with only such exceptions, in the case of each of clauses (iii) through (iv), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the Statutory Merger Agreement or the consummation of the Transactions, other than (i) the filing by the Company with the SEC of the Proxy Statement in preliminary and definitive forms and the Schedule 13E-3; (ii) any other requirements of, or filings with, the SEC in accordance with the Exchange Act or the Securities Act; (iii) compliance with applicable rules and regulations of the NYSE; (iv) approvals pursuant to relevant Antitrust Laws, the absence of which would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions; (v) executing and delivering the Statutory Merger Agreement; (vi) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act; and (vii) such other Consents, registrations, declarations, filings or notices, the failure of which to be obtained or made individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06          Company SEC Documents; Controls.

(a)          Since December 27, 2019, the Company has timely filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents (including exhibits, financial statement exhibits, these and all information incorporated therein, amending and supplementing thereto) required to be filed with or furnished to the SEC by the Company (collectively, together with any documents filed during such period with the SEC by the Company on a voluntary basis on a Current Report on Form 8-K, and any exhibits and schedules thereto and other information incorporated therein, “Company SEC Documents”). True and complete copies of all Company SEC Documents are publicly available on the SEC’s EDGAR website. To the extent that any Company SEC Document filed (including by incorporation by reference) after December 27, 2019 available on EDGAR contains redactions in accordance with a request for confidential treatment or otherwise and Parent has requested that the Company provide the full text of such Company SEC Documents, the Company has Made Available to Parent the full text of all such Company SEC Documents requested by Parent that it has so filed or furnished with the SEC. The Company has Made Available to Parent true and complete copies of all comment letters from the staff of the SEC since December 27, 2019 relating to the Company SEC Documents (together with all written representations of the Company thereto (to the extent such correspondence is not publicly available on EDGAR)) containing unresolved comments and all written responses of the Company thereto and, except as set forth therein, to the Company’s Knowledge, no Company SEC Document is the subject of ongoing SEC review, comment or investigation and there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document.

(b)          Each Company SEC Document (i) at the time filed or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements or proxy statements filed pursuant to the requirements of the Securities Act, as of their effective dates and the dates of the relevant meetings, respectively), complied in all material respects with the requirements of the NYSE, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Exchange Act, and the Securities Act, as the case may be applicable to such Company SEC Document and (ii) at the time filed or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements or proxy statements filed pursuant to the requirements of the Securities Act, as of the effective dates and the dates of the relevant meetings, respectively) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the Agreement Date, no amendments or modifications to the Company SEC Documents are required to be filed with or furnished to the SEC.

(c)          The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (ii) that transactions are executed only in accordance with the authorization of management; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ properties or assets. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the Agreement Date, to the Company’s independent auditors and the audit committee of the Company (and Made Available to Parent a summary of the important aspects of such disclosure, if any) (A) all “significant deficiencies” and “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the Agreement Date) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s system of internal control over financial reporting. No material weakness exists with respect to the Company’s system of internal control over financial reporting that would be required to be disclosed by the Company pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC.

(d)          The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) maintained by the Company are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)          As of the Agreement Date, no Action by the SEC is pending or threatened in writing, in each case, with respect to any accounting practices of the Company or any Company Subsidiary or any malfeasance by any director or executive officer of the Company or any Company Subsidiary. Since December 27, 2019, no internal investigations with respect to accounting, auditing or revenue recognition have been conducted by the Company or any Company Subsidiary.

(f)          Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 promulgated under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to any applicable Company SEC Documents, and the statements contained in such certifications are true and complete. “Principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to any current or former director or executive officer within the meaning of Section 402 of the Sarbanes-Oxley Act.

(g)          Since December 27, 2019, neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim with respect to accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary, or unlawful accounting or auditing matters with respect to the Company or any Company Subsidiary.

(h)          Neither the Company nor any of the Company Subsidiaries is a party to any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents.

(i)          None of the Company Subsidiaries is, or has ever been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.07          Financial Statements; No Undisclosed Liabilities.

(a)          Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) fairly presents, or, in the case of Company SEC Documents filed after the Agreement Date, will fairly present, the consolidated financial position of the Company as of its date and each of the consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) (such financial statements, collectively, the “Financial Statements”) fairly presents, or in the case of Company SEC Documents filed after the Agreement Date, will fairly present, the consolidated results of operations, accumulated deficit and cash flows, as applicable, for the periods set forth therein (subject, in the case of unaudited financial statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case, in accordance with GAAP during the periods presented, except as may be disclosed therein or in the notes thereto (or, in the case of unaudited Financial Statements, as permitted by Form 10-Q of the SEC). At the time each such Financial Statement was filed, such Financial Statement complied in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

(b)          There are no Liabilities of the Company or any of the Company Subsidiaries, other than: (i) Liabilities disclosed and reserved for on the Company Balance Sheet; (ii) Liabilities incurred after the Company Balance Sheet Date in the ordinary course of business (excluding Liabilities arising out of any breach of or default under a Contract or violation of Law); (iii) obligations expressly contemplated by, and fees and expenses payable to the Company’s external Representatives for services rendered in connection with, this Agreement and the Transactions; (iv) Liabilities under Contracts of the Company or a Company Subsidiary existing as of the Agreement Date or entered into after the Agreement Date as permitted under Section 5.01 (excluding Liabilities arising out of any breach or default under such Contracts); and (v) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.08          Information Supplied.

(a)          Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Transactions, including the Proxy Statement and Schedule 13E-3 to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto (collectively, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)          Each Company Disclosure Document, at the time of the filing of such Company Disclosure Document or at the time of the filing of any amendment or supplement thereto and the time of such distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          No representation is made in this Section 3.08 or otherwise with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub, SMP or any of their respective Affiliates for inclusion or incorporation by reference therein.

Section 3.09          Absence of Certain Changes or Events.

(a)          From the Company Balance Sheet Date until the Agreement Date, (i) except for discussions, negotiations and activities related to this Agreement or the Transactions, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been a Company Material Adverse Effect.

(b)          From the Company Balance Sheet Date until the Agreement Date, neither the Company nor any of its Subsidiaries have taken any action that, if taken during the Interim Period without Parent’s consent, would constitute a breach of Section 5.01(a), Section 5.01(c), Section 5.01(d), Section 5.01(e), Section 5.01(f), Section 5.01(g), Section 5.01(l) or Section 5.01(s) (but only with respect to actions covered by Section 5.01(a), Section 5.01(c), Section 5.01(d), Section 5.01(e), Section 5.01(f), Section 5.01(g) or Section 5.01(l)).

Section 3.10          Compliance with Laws; Regulatory Matters.

(a)          The Company and each of the Company Subsidiaries is, and to the Knowledge of the Company, each of their directors, officers and management level employees (while acting in such capacity) is, and since December 27, 2019 has been, in compliance with all applicable Laws and the terms of the Company’s and each of the Company Subsidiaries’ Permits, except for failures to comply or violations or alleged violations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, each of the Company and the Company Subsidiaries and, to the Company’s Knowledge, their respective CROs or CMOs are, and have been since December 27, 2019, acting or operated in compliance with Health Care Laws, including in connection with the conduct of all Postmarket Requirements or Commitments, Clinical Trials, pre-clinical and non-clinical studies and the manufacturing, distribution, sale, promotion and marketing conducted by or on behalf of the Company or any Company Subsidiary with respect to a Product Candidate, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The Company and each Company Subsidiary holds and, since December 27, 2019, has held all material Regulatory Permits required for their business as currently conducted. Each such Regulatory Permit is valid and in full force and effect and no such Regulatory Permits will be terminated or become terminable, or be impaired, varied or suspended, in whole or in part, as a result of the Transactions, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          From December 27, 2019 to the Agreement Date, none of the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, with respect to any Clinical Trials conducted or sponsored by or on behalf of the Company or Company Subsidiaries or Product Candidate, their respective CROs, or CMOs, has:  (i) received any written notice from any Governmental Entity or other Person regarding any actual or alleged material violation of, or actual material failure to comply with any provision of, any Health Care Law applicable to, or material Regulatory Permit held by, such entity or to its assets or properties, or received any FDA Form 483s, warning letters, untitled letters, written notice of potential enforcement proceedings or similar correspondence or written notice from any Governmental Entity; (ii) received any written notice of any actual or possible revocation, withdrawal, suspension, cancellation, termination, variation or modification of any material Regulatory Permit held by such entity that remains unresolved as of the Agreement Date; or (iii) filed or otherwise provided any notice or communication to any Governmental Entity or other Person regarding any actual or alleged material violation of, or actual failure to comply with any material provision of any Health Care Law applicable to, or material Regulatory Permit held by, such entity or to its assets or properties and, to the Company’s Knowledge, no such self-disclosure to any Governmental Entity is required or has been made by the Company or any Company Subsidiary. To the Company’s Knowledge, as of the Agreement Date neither the Company nor any Company Subsidiary is under investigation by any Governmental Entity with respect to any material violation of any Health Care Law or the terms of its material Regulatory Permits. As of the Agreement Date, there is no material:  (A) Judgment outstanding against or affecting the Company or any Company Subsidiary; (B) Judgment outstanding that affects in any material respect the validity, use, or enforceability of any assets or properties, including Intellectual Property Rights of the Company or any Company Subsidiaries; or (C) monitoring agreement, consent decree, corporate integrity agreement, deferred or non-prosecution agreement or other formal or informal agreements of the Company or any Company Subsidiary in effect with or imposed by any Governmental Entity concerning compliance with Health Care Laws, and no such agreement has been threatened against such Persons in writing.

(d)          From December 27, 2019 through the Agreement Date, there have been no recalls, field notifications, product defect notifications, market withdrawals or replacements, “dear doctor” letters, investigator notices, IND or Clinical Trial safety reports, serious adverse event reports or other notices of action relating to a quality, safety or efficacy concern or alleged lack of regulatory compliance of any Product Candidate that have materially impacted the quality, safety or efficacy profile of such Product Candidate and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to result in such action or otherwise require a material change in the labeling of or the variation, termination or suspension of the development, testing or Marketing Approval of any Product Candidate.

(e)          All Regulatory Documentation required to be maintained, filed, submitted, or furnished to a Governmental Entity by or on behalf of the Company or any Company Subsidiary has been so maintained, filed, submitted, or furnished, except as where a failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Regulatory Documentation submitted in connection with any Product Candidate, when submitted to the relevant Governmental Entity, was complete and correct and did not omit any information as of the date of submission, except for such inaccuracies or omissions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Any necessary or required updates, changes, corrections, or modifications to such Regulatory Documentation have been timely submitted to the relevant Governmental Entity, except where any such failure to make such timely submissions have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)          None of the Company or any Company Subsidiary, nor, to the Company’s Knowledge, any CRO or CMO, has received notice from any Governmental Entity that (i) any Marketing Approval with respect to a Product Candidate will not or is likely not to be issued, or (ii) asserting in writing that any Regulatory Documentation provided to such Governmental Entity contains material deficiencies or will not be accepted based on data integrity or other compliance concerns.

(g)          None of the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, any CRO, or CMO has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Entity; (ii) failed to disclose a material fact required to be disclosed to any Governmental Entity; or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke the policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Fraud Policy”) or for any Governmental Entity to invoke a similar policy that may be applicable in another jurisdiction to the Company or any of the Company Subsidiaries.  As of the Agreement Date, neither the Company nor any Company Subsidiary is the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA under the FDA Fraud Policy, or the subject of any similar investigation by any other Governmental Entity.

(h)          None of the Clinical Trials conducted by or on behalf of the Company or any Company Subsidiary with regard to a Product Candidate (i) is the subject of a clinical hold or (ii) has been terminated or suspended prior to completion for safety or non-compliance reasons. No Governmental Entity that has jurisdiction over any ongoing Clinical Trial conducted with regard to a Product Candidate has initiated or, to the Company’s Knowledge, threatened in writing to initiate any material investigation or material Action or to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such Clinical Trial, or to disqualify, restrict or debar any Investigator or other Person involved in any such Clinical Trial.

(i)          All material Regulatory Transfer Approvals have been duly received by or issued to the Company or a Company Subsidiary in connection with its acquisition or receipt of licensing rights to a Product Candidate in the relevant territory.

(j)          None of the Company nor any Company Subsidiary nor, to the Company’s Knowledge, any of their respective CROs, or CMOs, employs or contracts with any Persons that are debarred pursuant to Section 306 of the FDCA or foreign equivalent, or that are disqualified pursuant to 21 C.F.R. Part 312.70 or foreign equivalent, or that have been debarred, excluded, or suspended from participation in any health care program. No Actions that could result in such a debarment, disqualification, or exclusion are pending or, to the Company’s Knowledge, threatened in writing against any of the foregoing Persons.

(k)          None of the Company nor any Company Subsidiary, nor to the Company’s Knowledge, any of their respective CROs, CMOs or service vendors, has received written notice (i) of any FDA Form 483 or alleged material noncompliance or major or critical findings, as a result of any internal audit or inspection or any audit or inspection performed by or on behalf of a Governmental Entity or other Person in connection with, related to, or affecting any Product Candidate or (ii) of any alleged material falsification or fraudulent activity regarding any Regulatory Documentation generated or submitted to any Person in connection with, related to, or affecting any Product Candidate. True and complete copies of any such audit, inspection, and corrective action material that are in the possession or control of the Company or any Company Subsidiary as of the Agreement Date have been Made Available to Parent.

(l)          From December 27, 2019 to the Agreement Date, there have been no Unexpected Adverse Events, investigator notices in writing, or other notice of action relating to an alleged lack of quality, safety, efficacy, or regulatory compliance or any other corrective action in relation to any Product Candidate (collectively, “Safety Notices”), in each case, that have materially impacted the quality, safety or efficacy profile of such Product Candidate. There have been no material product complaints with respect to any Product Candidate, and there are no facts that would be reasonably likely to result in either of the following: (i) a material Safety Notice with respect to any Product Candidate, or (ii) a termination or suspension of testing (including Clinical Trials) of any Product Candidate.

(m)          As of the Agreement Date, none of the Company’s or any Company Subsidiary’s Product Candidates is the subject of any written material adverse reimbursement or coverage decision or determination from any third-party payor.

(n)          To the Company’s Knowledge, each Contract of the Company or any Company Subsidiary with an HCP (including for employment, consulting, speaking, research, authorship, advisory board services or otherwise):  (i) complies with applicable Health Care Laws in all material respects; (ii) requires the performance of necessary services with a legitimate business purpose; (iii) provides compensation that is materially consistent with fair market value in an arms-length transaction; and (iv) has been entered into only upon the HCP and the applicable counterparty making any required disclosures to and/or receiving consent, approval or authorization from, any applicable Governmental Entity and/or institution with which the HCP is affiliated (if any). Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or the Company Subsidiary party to such Contract with an HCP has documentation demonstrating the need for such services and the basis for the value of the compensation provided. To the Company’s Knowledge, each HCP has obtained any material patient consents in connection with such HCP’s provision of services to the Company or any Company Subsidiary.

(o)          To the Company’s Knowledge, each HCP or other Person performing services on behalf of the Company or any Company Subsidiary (i) has at all relevant times obtained and maintained in good standing any Permits or professional licensure, accreditation, qualification and training required for such Person to provide the particular services in the applicable jurisdiction(s); (ii) has not had a Permit or professional license or accreditation required for the services performed by such HCP or other Person on behalf of the Company or Company Subsidiary suspended or revoked or otherwise restricted; (iii) has not been debarred, excluded, or suspended from participation in any health care program; and (iv) has not been and is not currently the subject of any disciplinary actions or investigations by any Governmental Entity. Each of the Company and the Company Subsidiaries has provided or ensured the provision of all material GCP and material protocol and project-specific training, required by Health Care Laws.

(p)          Each Contract of the Company or any Company Subsidiary with any Person for services related to the promotion or marketing of a Product Candidate, market access, or sales force assistance (i) complies with applicable Health Care Laws and (ii) requires the performance of necessary services with a legitimate business purpose, in each case, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11          Compliance with Anti-Bribery Laws.

(a)          The Company and the Company Subsidiaries are and since December 27, 2019, have been, in compliance in all material respects with all Anti-Bribery Laws. The Company and the Company Subsidiaries, and its and their respective directors, executive officers and, to the Knowledge of the Company, non-executive officers, employees and agents, have not, in violation of any applicable Law in any material respect, (i) paid, offered, promised, represented, given or authorized, directly or indirectly, the payment of money or anything of value to a Government Official (or any other Person at a Government Official’s request or with a Government Official’s assent or acquiescence) intending to:  (A) influence a Government Official in his or her official capacity in order to assist the Company or the Company Subsidiaries in obtaining or retaining business or a business advantage, or in directing business to any third party on behalf of the Company or the Company Subsidiaries; (B) secure an improper advantage for the Company or the Company Subsidiaries; (C) induce a Government Official to use his or her influence to affect or influence any act, omission or decision of a Governmental Entity, in order to assist the Company or the Company Subsidiaries in obtaining or retaining business or a business advantage; or (D) provide an unlawful personal gain or benefit, of financial or other value, to a Government Official on behalf of the Company or the Company Subsidiaries; or otherwise (ii) made any bribe, payoff, influence payment, kickback, or other unlawful payment to any Person, regardless of the form, whether in money, property, or services, to obtain or retain business or a business advantage for the Company or the Company Subsidiaries or to secure any improper advantage for the Company or the Company Subsidiaries. Neither the Company nor the Company Subsidiaries has received written notice from any Governmental Entity that it is not in compliance with, or has not since December 27, 2019, complied with, any Anti-Bribery Law in any material respect.

(b)          (i) No director, officer, or to the Company’s Knowledge, agent, employee or representative of the Company or of any Company Subsidiary is a Government Official; and (ii) none of the Company, any Company Subsidiary or any of their Service Providers has at any time been barred or disqualified from participating in any bid process run by a Governmental Entity based on actual or alleged failure to comply with Anti-Bribery Laws.

(c)          The Company and the Company Subsidiaries are and since December 27, 2019, have been, in compliance in all material respects with the books and records requirements and internal controls requirements applicable to them under Anti-Bribery Laws, including the FCPA.

Section 3.12          Sanctions.

(a)          To the Knowledge of the Company, the Company and the Company Subsidiaries are, and since December 27, 2019 have been, in compliance in all material respects with all applicable Sanctions and Export Controls.

(b)          To the Knowledge of the Company, there is no Action pending or threatened by or before any Governmental Entity with respect to any violation of any applicable Sanctions or Export Controls in any material respect by the Company or any Company Subsidiary.

(c)          None of the Company, any Company Subsidiary, or, to the Knowledge of the Company, any director or officer of the Company or any Company Subsidiary, is a Sanctioned Person.

(d)          The Company and the Company Subsidiaries have in place internal policies, procedures, and controls reasonably designed to promote compliance with applicable Sanctions and Anti-Bribery Laws.

Section 3.13          Litigation. As of the Agreement Date, (a) there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets and (b) to the Knowledge of the Company, no Judgment is outstanding against, or involving, the Company or any Company Subsidiary or any of their respective properties or assets that, in each case of the foregoing clauses (a) and (b), has had or if adversely resolved would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.14          Taxes.

(a)          Since December 27, 2019, except for any Tax Return that includes SMP or any of its Subsidiaries (other than the Company and the Company Subsidiaries), as of the Agreement Date, all income and other material Tax Returns required by Law to be filed with any Governmental Entity by the Company or any of the Company Subsidiaries have been filed when due in accordance with Law, and all such Tax Returns are true and complete in all material respects.

(b)          Since December 27, 2019, the Company and each of the Company Subsidiaries has (i) paid all material Taxes due and payable by the Company and each of the Company Subsidiaries (whether or not shown as due on any Tax Return), or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and the Company Subsidiaries ordinarily record items on their respective books (other than any such Taxes required to be paid by SMP or any of its Subsidiaries, other than the Company and the Company Subsidiaries); (ii) timely paid to the appropriate taxing authorities all estimated Tax necessary to avoid estimated Tax penalties; and (iii) complied in all material respects with all Tax information reporting (and related withholding) and Tax record retention requirements under applicable Law.

(c)          There are no closing agreements, private letter rulings, gain recognition agreements, or technical advance memoranda or similar agreements or rulings that have been entered into or issued by any taxing authority since December 27, 2019 in respect of any Taxes with respect to the Company or any Company Subsidiary.

(d)          Neither the Company nor any Company Subsidiary is a party to any Contract or arrangement providing for allocation, sharing or indemnification with respect to Taxes with a Person other than the Company or a Company Subsidiary (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to Taxes).

(e)          Since December 27, 2019, neither the Company nor any of the Company Subsidiaries has granted any extension or waiver of the limitation period applicable to the assessment or collection of any material amount of Taxes.

(f)          There is no ongoing, pending or, to the Company’s Knowledge, threatened Action against the Company or the Company Subsidiaries in respect of any material amount of Taxes, or material Tax assets, and there are no material Tax assessments or deficiencies with respect to the Company or any of the Company Subsidiaries that have not been paid, settled or otherwise resolved in full. Since December 27, 2019, no claim in writing has been made by any Governmental Entity in a jurisdiction where the Company or a Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is subject to Tax in that jurisdiction.

(g)          Since December 27, 2019, neither the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code (or an analogous provision of state or non-U.S. Law).

(h)          Since December 27, 2019, neither the Company nor any Company Subsidiary (i) has granted any extension for the assessment or collection of a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) or (ii) has extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any material amount of Taxes.

(i)          Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Effective Time as a result of any closing agreement as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), installment sale or open transaction, any accounting method change, any prepaid amount received on or prior to the Effective Time, or any intercompany transaction or excess loss account described in Section 1502 of the Code, in each case, which has been entered or made since December 27, 2019 through the Effective Time by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary will be liable for Tax in the period beginning after the Effective Time as a result of any election under Section 965(h) of the Code made prior to the Effective Time by the Company or any Company Subsidiary.

(j)          Neither the Company nor any Company Subsidiary has elected to avail itself of any government loans, Tax holidays or other Tax benefits or Tax relief related to COVID-19, including a loan under the Paycheck Protection Program or relief pursuant to Section 2301 or Section 2302 of the CARES Act.

(k)          Since December 27, 2019, neither the Company nor any Company Subsidiary has been subject to any material Taxes in any jurisdiction outside of its country of organization by reason of having employees, a permanent establishment, an office or other place of business in such jurisdiction.

(l)          Since December 27, 2019, the Company and each of the Company Subsidiaries have properly withheld, and paid over to the appropriate Governmental Entity, all material Taxes that each was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person. The Company and each Company Subsidiary have reported such withheld amounts to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, shareholder, or any other third party, as required under applicable Law.

(m)          Since December 27, 2019, neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(n)          There are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens.

(o)          Neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group of which the Company was the common parent, or of which SMP or any of its Subsidiaries is or has been a member) or (ii) has any actual or potential liability for the Taxes of any Person (other than a group of which the Company was the common parent, or of which SMP or any of its Subsidiaries is or has been a member) under Treasury Regulations Section 1.1502-6 or any similar provision of Law, as a transferee or successor, or pursuant to any contractual obligation (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to Taxes).

(p)          Since December 27, 2019, the Company and each Company Subsidiary have conducted all intercompany transactions in substantial compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding or similar provisions of state, local or non-U.S. Law).

(q)          There is no pending request for any Tax ruling or similar determination by or before any Governmental Entity relating to Taxes of the Company or any of the Company Subsidiaries. There is no power of attorney currently in force that has been executed by or on behalf of the Company or any of the Company Subsidiaries with respect to any matter relating to Taxes.

(r)          The Company and each of the Company Subsidiaries, as applicable, are in compliance with all Tax rulings obtained from any Governmental Entity.

(s)          Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.14 and in Section 3.15 are the sole and exclusive representations and warranties of the Company and the Company Subsidiaries with respect to Taxes.

Section 3.15          Employee Benefits.

(a)          Section 3.15(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan as of the Agreement Date.

(b)          The Company has Made Available a true and complete copy of each material Company Benefit Plan in existence as of the Agreement Date (including all amendments and attachments thereto) and the following items related to each such Company Benefit Plan (in each case, to the extent applicable): (i) each trust agreement and insurance contract under each Company Benefit Plan; (ii) each summary plan description and summary of material modifications of such description; (iii) the most recently filed annual report on IRS Form 5500 for each such Company Benefit Plan; (iv) the most recently received IRS determination or opinion letter for each such Company Benefit Plan; (v) all filings made with any Governmental Entity since December 27, 2019, including any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program; and (vi) for each material Non-U.S. Benefit Plan, any applicable documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (ii) through (iv).

(c)          Except as specifically provided for in this Agreement, as of the Agreement Date, neither the Company nor any of the Company Subsidiaries has made any commitment to modify, change or terminate any material Company Benefit Plan, other than with respect to a modification, change or termination required by applicable Law, including ERISA and the Code. No Company Benefit Plan provides benefits to any individual who is not a current or former Service Provider (or the dependent or beneficiary thereof).

(d)          None of the Company or any of its ERISA Affiliates maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has in the past six (6) years contributed to, participated in, maintained or sponsored, or been required to contribute to or participate in or incurred any material Liability with respect to: (i) a “defined benefit plan” as defined in Section 3(35) of ERISA; (ii) an employee pension benefit plan, which is or has been subject to Section 412 of the Code or Title IV of ERISA; (iii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); (iv) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or a Company Subsidiary would reasonably be expected to incur any material Liability under Section 4063, Section 4064, Section 4069 or Section 4212(c) of ERISA; or (v) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(e)          Except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, (“COBRA”) or similar state Law, neither the Company nor any Company Subsidiary, has any obligation to provide retiree or post-employment medical, dental, disability, hospitalization, life or similar benefits to any current or former Service Provider. With respect to any “group health plan” within the meaning of Section 5000(b)(1) of the Code, each of the Company and any Company Subsidiary has complied in all material respects with: (i) the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder. No Company Benefit Plan that provides health insurance or medical coverage is self-funded or self-insured. No Company Benefit Plan is funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Benefit Plan are provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(f)          (i) Each Company Benefit Plan has been established, operated and administered in accordance with its terms and applicable Law (including ERISA and the Code), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; (ii) there is no pending material Action and, to the Knowledge of the Company, there is no material Action threatened with respect to any Company Benefit Plan (other than routine claims for benefits) and no fact or event exists that would reasonably be expected to give rise to any material Action, including any audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity; (iii) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of such determination that could reasonably be expected to give the IRS grounds to revoke such determination; (iv) no non-exempt “prohibited transaction” (as defined in Sections 406 and 408 of ERISA or Section 4975 of the Code) or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA have occurred with respect to any Company Benefit Plan that would reasonably be expected to subject the Company or any Company Subsidiary to any material Tax or penalty under Section 4975 of the Code or Section 502 of ERISA; and (v) each Non-U.S. Benefit Plan, if intended to qualify for special Tax treatment, meets all applicable material requirements, and if required to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured in all material respects, based on reasonable actuarial assumptions.

(g)          Except as set forth in Section 3.15(g) of the Company Disclosure Letter or as provided in Section 2.04(a) or Section 2.04(b) of this Agreement, neither the execution or delivery of this Agreement or the Statutory Merger Agreement nor the consummation of the Merger (alone or in combination with any other event) will:  (i) result in any payment becoming due under any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Company Benefit Plan or to any Governmental Entity in respect of any current or former Service Provider; (iv) result in the forgiveness in whole or in part of, or accelerate the repayment date of, any outstanding loans that exist under or as part of any Company Benefit Plan; (v) result in any breach or violation of, or a default under, any Company Benefit Plan; or (vi) result in any amounts payable or benefits provided to any current or former director, officer or employee to fail to be deductible for federal income Tax purposes by virtue of Section 280G of the Code or result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither the Company nor any of the Company Subsidiaries has any obligation to gross-up, indemnify, or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including income Taxes, or Taxes incurred under Section 409A or 4999 of the Code. The Company has Made Available to Parent a true and complete list of all material Contracts, arrangements and other instruments that would give rise to any of the obligations described in this Section 3.15(g).

(h)          With respect to each Company Share Award, such Company Share Award is evidenced by an award agreement, in the form or forms Made Available and listed on Section 3.15(a) of the Company Disclosure Letter, other than differences with respect to the number of shares covered thereby, the exercise price, regular vesting schedule and expiration dates applicable thereto and, except for such differences, no agreement related to any Company Share Award includes material terms that are inconsistent with, or in addition to, such forms (other than where a Company Share Award is governed in whole or in part by the terms of a severance plan or agreement, employment agreement or other similar form of agreement that the Company has Made Available to Parent and which contains different terms than the award agreement for such Company Share Award).

(i)          Neither the Company nor any of the Company Subsidiaries has any Liability under Section 414 of the Code as a result of being treated as a single employer thereunder with any other Person in the past six (6) years.

(j)          Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms.

Section 3.16          Labor Matters.

(a)          Each of the Company and the Company Subsidiaries is, and since December 27, 2019 has been, in compliance with all Laws respecting employment and employment practices, harassment, discrimination, retaliation, terms and conditions of employment, immigration, workers’ compensation, overtime payment, disability rights or benefits, occupational safety, plant closings, compensation and benefits, wages and hours, proper classification of employees and independent contractors, hiring, promotions, terminations, layoffs, severance, privacy, leaves of absence, paid sick leave, unemployment insurance, child labor, whistleblowing, pension insurance, medical insurance, work-related-injury insurance, maternity insurance, and contributions to the public housing fund, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no and since December 27, 2019, there have not been, any material Actions pending or, to the Company’s Knowledge, threatened (i) against the Company or any Company Subsidiary involving any Service Provider or (ii) before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Entity and involving the Company or a Company Subsidiary. To the Company’s Knowledge, as of the Agreement Date, no current Service Provider at the level of vice president or above has provided any written or oral notice, or otherwise made known, that he or she intends to terminate his or her employment with the Company or the Company Subsidiaries, nor does the Company or any Company Subsidiary have a present intention to terminate the employment thereof.

(b)          The Company has Made Available a list that is true and complete as of the date that is five (5) days prior to the Agreement Date of all employees of the Company and any Company Subsidiary, including each employee’s employee identification number, title or position, present annual or hourly compensation (including bonuses, commissions and deferred compensation), designation as exempt or nonexempt, accrued and unused paid vacation and other paid leave, and hire date.

(c)          As of the Agreement Date, neither the Company nor any of the Company Subsidiaries is or has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or works council agreement or other agreement with a labor union or like organization, and (i) no Company Employee or, to the Company’s Knowledge, any other Service Provider is represented by any labor union or works council, and (ii) to the Company’s Knowledge, since December 27, 2019, there has not been, any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit or works council relating to any Service Provider. As of the Agreement Date, there are no unfair labor practice complaints pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries before the National Labor Relations Board or any other Governmental Entity or any current union representation questions involving Service Providers. There is currently no, and since December 27, 2019, there has not been any, labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of the Company Subsidiaries.

(d)          The Company has paid in full to all Service Providers all material amounts in respect of wages, salaries, commissions, bonuses, or other compensation for any services performed by a Service Provider to the Company or any Company Subsidiary that are due, owing and required to be paid to such Service Provider and for any other material amounts required to be reimbursed by the Company or any Company Subsidiary to any Service Provider (including vacation, sick leave, other paid time off or severance pay) on or prior to the Agreement Date.

(e)          The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(f)          Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Service Provider is in violation of any employment agreement, non-disclosure or confidentiality agreement, or consulting agreement with the Company or a Company Subsidiary or, to the Company’s Knowledge, any non-competition agreement, non-solicitation agreement or any restrictive covenant with a former employer relating to the right of any such Service Provider to be employed by or provide services to the Company or a Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(g)          Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all current Service Providers are, and all former Service Providers whose employment terminated, voluntarily or involuntarily, within the past five (5) years were, legally authorized to work in the United States or any other jurisdiction in which they are based, as applicable.

(h)          To the Company’s Knowledge, none of the directors or officers of the Company or any Company Subsidiary have been (or have been notified that they may be) (i) convicted of (or entered a plea of nolo contendere to) a charge constituting a felony or a misdemeanor involving a crime of moral turpitude; or (ii) found by a Governmental Entity to have violated any securities, commodities, or unfair trade practices Law.

(i)          To the Company’s Knowledge, since December 27, 2019, there have not been material allegations of sexual harassment or sexual misconduct made or threatened against any current officer, director or employee while such individual was employed by, or providing services to, the Company. Since December 27, 2019, the Company has not entered into any settlement agreement related to material allegations of sexual harassment or sexual misconduct by or regarding any current officer, director or employee of the Company.

(j)          As of the Agreement Date, there are no Actions pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary in any forum by or on behalf of any Service Provider, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any Company Subsidiary in connection with the employment relationship, in each case, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(k)          Each of the Company and the Company Subsidiaries is and has been in material compliance with the Worker Adjustment and Retraining Notification Act (29 USC § 2101) and all other applicable Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local Government Officials, or any other Governmental Entity. Since December 27, 2019, none of the Company or the Company Subsidiaries have taken any action that resulted in the termination of employment of fifty (50) or more employees or more than 10% of the employees in any country outside of the United States during any ninety (90)-day period.

Section 3.17          Contracts.

(a)          As of the Agreement Date, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)          Section 3.17(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true and complete list of the following Contracts of the Company or any Company Subsidiary, and (other than any Filed Company Contract that has been filed with the SEC in unredacted form prior to the Agreement Date) the Company has Made Available true and complete copies of each such Contract:

(i)          any Contract under which the Company or any of the Company Subsidiaries is contractually obligated to make payments in excess of $5,000,000 over the remaining term of such Contract or after the Agreement Date;

(ii)          any material In-bound License or Out-bound License;

(iii)          all research and development Contracts, Clinical Trial agreements, clinical research agreements, manufacture or supply agreements, distribution agreements, or similar Contracts, in each case (x) relating to a Product Candidate and (y) that is material to the Company and its Subsidiaries taken as a whole;

(iv)          all leases, subleases, sub-subleases and licenses to which the Company or any Company Subsidiary is a party with respect to real property (“Real Estate Leases”);

(v)          all leases of personal property involving annual payments in excess of $1,500,000;

(vi)          any Contract pursuant to which the Company or any Company Subsidiary has continuing obligations or interests involving (1) the achievement of regulatory or commercial milestones or other similar contingent payments in excess of $3,000,000 or (2) payment of royalties or other amounts calculated based upon any revenues or income of the Company or a Company Subsidiary that cannot be terminated by the Company or a Company Subsidiary without penalty or further payment without more than three (3) months’ notice;

(vii)          any Contract relating to the disposition of any material business or material assets pursuant to which the Company or any Company Subsidiary has continuing obligations, other than the sale of products or services in the ordinary course of business (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any of the Company Subsidiaries;

(viii)          any Contract relating to the acquisition of any material business or material assets (whether by merger, sale of stock, sale of assets or otherwise), other than purchases of supplies, inventory and equipment in the ordinary course of business, that (A) the Company or any Company Subsidiary has entered into since December 27, 2019 or (B) contains any outstanding non-competition, earn-out or other contingent payment obligations or any other outstanding material obligation of the Company or any of the Company Subsidiaries;

(ix)          to the extent not contemplated by Section 3.17(b)(ii) or Section 3.17(b)(x) or any exceptions thereto or the exceptions to the definitions of In-Bound License or Out-Bound License, any Contract that imposes licensing, co-promotion or collaboration obligations with respect to a Product Candidate, which obligations are material to the Company and any Company Subsidiary, taken as a whole;

(x)          any Contract for a material joint venture, partnership, strategic alliance or similar agreement or arrangement (excluding licensing and collaboration agreements);

(xi)          any Contract that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act);

(xii)          any Contract pursuant to which any amount of Indebtedness of the Company or any of the Company Subsidiaries in excess of $10,000,000 is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(xiii)          any Contract granting a Lien (other than a Permitted Lien) over the material property or assets of the Company or any of the Company Subsidiaries;

(xiv)          other than with Parent or any of its Affiliates, any shareholders’, investors rights’, registration rights or similar Contract that provides for voting obligations, registration rights, sale restrictions or transfer restrictions with respect to any equity securities or voting interests in the Company or a Company Subsidiary, providing any Person with any preemptive right, right of participation, information right or similar right with respect to any equity securities or voting interests in the Company or a Company Subsidiary, or providing the Company or a Company Subsidiary with any right of first refusal with respect to, or right to repurchase or redeem, any equity securities or voting interests in the Company or a Company Subsidiary, other than, with respect to any right to repurchase or redeem equity securities in the Company, in connection with any Company Share Award issued under the Company Share Plans;

(xv)          any material Contract to which the Company or any Company Subsidiary is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract);

(xvi)          any material Contract:  (A) containing any provision or covenant that limits the freedom of the Company or any of the Company Subsidiaries to:  (x) sell any products or services of or to any other Person or in any geographic region; (y) engage in any line of business; or (z) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any Company Subsidiary other than Contracts containing customary provisions restricting solicitation or hiring of employees or contractors and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment; (B) requiring the Company or a Company Subsidiary to deal exclusively with, or to purchase its total requirements of any product or service from, a third party or that contains “take or pay” provisions or that provides rights of first refusal, first offer or similar preferential rights to any supplier, distributor or contractor; or (C) containing a “most-favored-nation,” or best pricing or other similar term or provision; and

(xvii)          any material Contract between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company Subsidiaries (other than customary indemnification agreements with the Company’s directors and officers that are substantially consistent with the form of indemnification agreement with directors and officers filed as an exhibit to the Company SEC Documents prior to the Agreement Date); (B) record or beneficial owner of more than five percent (5%) of the Company Common Shares outstanding as of the Agreement Date (other than Parent, SMP or any of their respective Affiliates) or (C) to the Knowledge of the Company, any Affiliate or “associate” or any member of the “immediately family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any such officer, director or beneficial owner (other than Parent, SMP or any of their respective Affiliates);

provided that the following Contracts will not be required to be listed on Section 3.17(b) of the Company Disclosure Letter, will not be required to be Made Available to Parent pursuant to this Section 3.17(b), and will not be deemed a “Material Contract” for any purposes hereunder (whether or not a Filed Company Contract): (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more wholly owned Company Subsidiaries, on the other hand, or between one or more wholly owned Company Subsidiaries or (3) any Contract between the Company or any Company Subsidiary, on the one hand, and SMP, Parent or any of their respective Affiliates, on the other hand (any such Contract in clauses (1), (2) or (3), an “Excluded Contract”). Each Contract described in this Section 3.17(b) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract.”

(c)          Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, and (ii) in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the Agreement Date) or which is terminated in accordance with the terms thereof (other than as a result of a breach) by any party thereto in the ordinary course of business.  Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in breach of or default under any such Material Contract and no event has occurred that gives any third party to a Material Contract the right to accelerate the maturity or performance of any Material Contract or the right to cancel, terminate or materially modify any Material Contract. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach thereof or default thereunder (and neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any Material Contract).

Section 3.18          Properties.

(a)          The Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all tangible personal property and assets reflected on the Company Balance Sheet, or acquired or leased after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no such personal property or assets is subject to any Lien except Permitted Liens.

(b)          None of the Company or any Company Subsidiary owns any real property.

(c)          The Company or a Company Subsidiary, as applicable, has a valid leasehold interest in, all Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Real Estate Leases grant to the Company or a Company Subsidiary, as applicable, the exclusive right to use and occupy the Leased Real Property and none of the Company or any Company Subsidiary, as applicable, has entered into any Contract granting any Person (other than the Company or a Company Subsidiary) the right to occupy or use (or the option to exercise the right to occupy or use) all or any portion of such Leased Real Property. The Leased Real Property is (i) in good condition and repair in all material respects (subject to normal wear and tear), and (ii) is being maintained by the Company and the Company Subsidiaries, as applicable, in accordance with the applicable Real Estate Lease in all material respects. The Company and each Company Subsidiary enjoy peaceful and undisturbed possession under all of the leases for any Leased Real Property of Company in all material respects and are using such Leased Real Property for the purposes permitted by the applicable leases. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (A) neither the Company nor any Company Subsidiary is a party to any agreement, or has any outstanding right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein, and (B) to the Knowledge of the Company, there are no Actions pending or threatened to take all or any portion of the Leased Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.

Section 3.19          Intellectual Property.

(a)          Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list, as of the Agreement Date, of all Registered IP that is Owned IP or Registered IP exclusively licensed or purported to be exclusively licensed to the Company or any Company Subsidiary (collectively, the “Company Registered IP”), indicating for each such item, as applicable, the status, record owner, registration, issue, or application number, registration, issue, or application filing date, and the registration, issue or applicable filing jurisdiction (or in the case of an Internet domain name or social media handle, the applicable registrar).

(b)          All material Company Registered IP is valid, subsisting and not abandoned, expired, lapsed, or cancelled, and to the Company’s Knowledge, enforceable. The Company and the Company Subsidiaries have used commercially reasonable efforts to diligently prosecute all material Patent applications they have filed or for which they otherwise possess the right to control prosecution. To the Knowledge of the Company, (i) each of the material Patents and Patent applications included in the Company Registered IP properly identifies each inventor of the claims thereof as determined in accordance with the applicable Law of the jurisdiction in which such material Patent or Patent application is issued or is pending; and (ii) the Company and the Company Subsidiaries have complied in all material respects with all applicable Laws and made all payments by the applicable deadline, including any duties of candor to applicable patent offices, in connection with the filing, prosecution and maintenance of such material Patents and, to the extent applicable, such material Patent applications. No Action (other than routine examination proceedings with respect to pending applications) is pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged.

(c)          The Company or a Company Subsidiary is the sole and exclusive owner of all material Owned IP, free and clear of all Liens (other than Permitted Liens and Out-bound Licenses). No Governmental Entity or any university, college, other educational institution or research center holds any ownership rights of, right of royalties for, other ownership interest in, license, other right to use or exploit or option to obtain any of the foregoing, or has any valid claim of ownership right to any material Owned IP or any other material Company IP.

(d)          Each Service Provider who is or has been involved in the creation of any material Owned IP has signed a valid and written agreement containing a present and irrevocable assignment of Intellectual Property Rights to the Company or a Company Subsidiary and confidentiality provisions protecting such non-public Company IP and all other Company or Company Subsidiary confidential and proprietary information (including Trade Secrets), or has substantially similar obligations by operation of Law, and, to the Company’s Knowledge, there has been no unauthorized disclosure of any material Trade Secret of the Company and there is and has been no material breach under any such agreement. To the Company’s Knowledge, no Trade Secret that is material to the Company has been disclosed to any third party other than pursuant to confidentiality agreements with appropriate terms adequate to protect the confidentiality and value of such Trade Secret or pursuant to similar obligations by operation of Law.

(e)          Each of the Company and the Company Subsidiaries has taken commercially reasonable steps to maintain and protect the confidentiality of all material Trade Secrets held, owned or used by the Company or any Company Subsidiary.

(f)          Neither the operation of the Company’s and the Company Subsidiaries’ businesses, nor the making, marketing, license, use, import, sale, offer for sale or other disposition of the Product Candidates, as currently conducted infringes, misappropriates or otherwise violates or has, since December 27, 2019, infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by any other Person except as would not be material to the Company and the Company Subsidiaries, taken as a whole. No Action is pending against the Company or any Company Subsidiary alleging infringement, misappropriation or other violation of any Intellectual Property Rights of another Person. Since December 27, 2019, none of the Company or any Company Subsidiary has received any written notice alleging any infringement, misappropriation or other violation of any Intellectual Property Right of another Person by the Company or any Company Subsidiary (including any invitations to license).

(g)          To the Company’s Knowledge, no Person is infringing, misappropriating, or otherwise violating or has, since December 27, 2019, infringed, misappropriated or otherwise violated in any material respect any material Company IP. No Action is pending or currently being threatened by the Company or any Company Subsidiary alleging infringement, misappropriation, or other violation of any Company IP. Since December 27, 2019, neither the Company nor any Company Subsidiary has asserted any written notice alleging any infringement, misappropriation or other violation, in any material respect, of any Intellectual Property Right by another Person of any Company IP (including any invitations to license).

(h)          Each of the Company and the Company Subsidiaries owns or is licensed to use, or has the right to use, all material Intellectual Property Rights used in or necessary for the operation of their businesses substantially in the manner currently conducted. The foregoing sentence is not to be interpreted as a representation regarding infringement or misappropriation of any Intellectual Property Rights owned or purported to be owned by any other Person, which is dealt with exclusively in Section 3.19(f).

(i)          From December 27, 2019 through the Agreement Date, neither the Company nor any of the Company Subsidiaries have (i) sold, assigned, exclusively licensed, or granted any Lien (other than a Permitted Lien or Out-bound License) in, to or under any material Company IP, or (ii) abandoned, disclaimed or dedicated to the public any material Registered IP that is Owned IP, including any such failure to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to prosecute, maintain and protect its interest in such material Registered IP that is Owned IP.

Section 3.20          Data Privacy and Cyber Security.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the computers, software, firmware, middleware, mobile devices, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation (collectively, the “IT Assets”) owned or otherwise used by the Company and the Company Subsidiaries (i) operate and perform in all material respects as required by the Company and the Company Subsidiaries in connection with their respective businesses; (ii) have not materially malfunctioned or failed since December 27, 2019; and (iii) to the Company’s Knowledge, are free from material bugs or other defects, and do not contain any material malware or other malicious code.  Each of the Company and any Company Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes consistent with accepted industry practices, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          The Company and the Company Subsidiaries, and to the Knowledge of the Company, each of the CROs, customers and other vendors/sub-contractors and service providers with which the Company and the Company Subsidiaries contracted, are, and since December 27, 2019, have been, in compliance in all material respects with all applicable Privacy Laws, including with respect to the collection, storage, use, transfer and any other processing of Personal Data, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since December 27, 2019, the Company and the Company Subsidiaries have not received any written notice from any Governmental Entity or any other Person regarding material noncompliance with any Privacy Laws.

(c)          To the Knowledge of the Company, since December 27, 2019, there has been no material data security breach or other security incident, including any material unauthorized access, encryption, disclosure, use, modification, corruption, loss, or theft of any of the IT Assets of the Company, the Company Subsidiaries, or the CROs (a “Security Incident”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries operate in a manner consistent with accepted industry practices, and comply with applicable Law, and with Contracts and written policies of the Company or any Company Subsidiary, in protecting against any unauthorized use, access, interruption, encryption, modification, or corruption, of (i) the Personal Data in the possession or control of the Company, the Company Subsidiaries, the CROs or third parties on behalf of the Company or Company Subsidiaries, and (ii) the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) of the Company, the Company Subsidiaries, the CROs or third parties on behalf of the Company or Company Subsidiaries, including, in each case of (i) and (ii), as applicable, the confidentiality and security thereof.

(d)          To the Knowledge of the Company, from December 27, 2019 through the Agreement Date, no investigation, inquiry, complaint, or claim relating to Personal Data processed by the Company, the Company Subsidiaries, or CROs or to any Security Incident has been or is being made, reported or conducted by any patient, consumer, Governmental Entity, consumer advocacy group, industry or trade organization, privacy seal or certification program, privacy group, or member of media, in each case except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(e)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have at all times implemented and maintained appropriate physical, administrative and technical measures designed to ensure the security of Personal Data.

Section 3.21          Anti-Takeover Provisions.

(a)          Assuming the accuracy of the representation contained in Section 4.09, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or similar statute or regulation applies to the Company with respect to this Agreement, the Statutory Merger Agreement, or the Transaction.

(b)          The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement, or plan.

Section 3.22          Suppliers and Customers.

(a)          Section 3.22(a) of the Company Disclosure Letter sets forth a true and complete list of (i) the top twenty (20) suppliers by the aggregate dollar amount of payments to such suppliers, during the twelve (12) months ended June 30, 2022 (each a “Company Top Supplier”) and (ii) the top ten (10) customers by the aggregate dollar amount of payments from such customers, during the twelve (12) months ended June 30, 2022 (each a “Company Top Customer”).

(b)          From June 30, 2022 through the Agreement Date, no Company Top Supplier or Company Top Customer has notified the Company or any Company Subsidiary that it intends to terminate its business relationship with the Company or any Company Subsidiary or materially reduce the level of services provided to or purchased from the Company or any Company Subsidiary.

Section 3.23          Environmental Matters.  Except for matters which have been resolved or would not be reasonably expected to have a Company Material Adverse Effect, the Company, its operations and each real property owned or operated by the Company or any Company Subsidiary and used in the conduct of their respective businesses: (i) have at all times been in material compliance with all applicable Environmental Laws; (ii) have not been the subject of any written notice or claim from any Governmental Entity or any other Person alleging the material violation of, or liability under, any applicable Environmental Law; (iii) is not and has not been subject to any court order, administrative order, decree, or indemnity arising under or relating to any Environmental Law; and (iv) has not had any emissions, releases or discharges of Hazardous Substances except as permitted under, and as would not reasonably be expected to result in liability under, any applicable Environmental Laws.

Section 3.24          Interested-Party Transactions.  Other than this Agreement, the Voting and Support Agreement and the Statutory Merger Agreement, to the Knowledge of the Company, no event has occurred since the date of the Company’s last proxy statement to its shareholders that would be required to be reported by the Company in accordance with Item 404 of Regulation S-K promulgated by the SEC.

Section 3.25          Opinion of Financial Advisor. The Special Committee has received the opinion (the “Fairness Opinion”) of Goldman Sachs & Co. LLC (which, if initially rendered verbally, has been or will be confirmed by a written opinion), to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth therein, the Per Share Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Company Common Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent a signed copy of such opinion for informational purposes as soon as possible following the Agreement Date.

Section 3.26          No Brokers. Except for Goldman Sachs & Co. LLC, whose fees will be paid by the Company, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.  A redacted copy of the engagement letter with Goldman Sachs & Co. LLC has been Made Available to Parent prior to the Agreement Date and the fees and expenses set forth in the unredacted portion thereof are the total amount of fees and expenses due to Goldman Sachs & Co. LLC.

Section 3.27          Insurance. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance coverage in such amounts and covering such risks as are in accordance with normal industry practice for companies of similar size and stage of development, and as is sufficient to comply with applicable Law and Contracts of the Company and the Company Subsidiaries. All such insurance policies are in full force and effect, no notice of cancellation or modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, there is no claim pending under any of the Company’s insurance policies as to which coverage has been denied or disputed by the underwriters of such policies, except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.28          No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes, has made or has been authorized to make any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, including with respect to the accuracy or completeness of any information provided, or Made Available, to Parent, Merger Sub or any of their Affiliates or Representatives (including in connection with the delivery or disclosure to Parent, Merger Sub or their respective Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), and the Company expressly disclaims any such other express or implied such other representations or warranties.  The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV of this Agreement or in the Voting and Support Agreement, none of Parent, Merger Sub nor any other Person has made any express or implied representation or warranty with respect to the Transactions or with respect to the accuracy or completeness of any other information provided, or made available, to the Company or any Company Subsidiary or Affiliates in connection with the Transactions and the Company has not relied on any representation or warranty other than those expressly set forth in Article IV of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article IV are true and correct.

Section 4.01          Organization, Standing and Power. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each of Parent and Merger Sub has all requisite corporate power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its assets or properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.02          Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, the Voting and Support Agreement and the Statutory Merger Agreement, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions. The Parent Board has duly adopted resolutions:  (a) approving the execution, delivery and performance of this Agreement by Parent; and (b) determining that entering into this Agreement is in the best interests of Parent and its shareholders. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Merger Sub Board has adopted resolutions:  (i) approving the execution, delivery and performance of this Agreement and the Statutory Merger Agreement by Merger Sub; (ii) determining that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Merger Sub and of Parent, as its sole shareholder; (iii) declaring this Agreement and the Statutory Merger Agreement advisable; and (iv) recommending that Parent, as sole shareholder of Merger Sub, adopt this Agreement and the Statutory Merger Agreement and directing that this Agreement and the Statutory Merger Agreement be submitted to Parent, as sole shareholder of Merger Sub, for adoption. Parent, as sole shareholder of Merger Sub, has committed to adopt and approve the entry by Merger Sub into this Agreement and the Statutory Merger Agreement. Except for corporate approvals already obtained, Parent’s foregoing approval as sole shareholder of Merger Sub, the filing of the Schedule 13E-3 with the SEC, the execution and delivery of the Statutory Merger Agreement and the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, no other corporate proceedings (including, for the avoidance of doubt, any shareholder approval) on the part of Parent, Merger Sub or their respective Affiliates are necessary to authorize, adopt or approve, as applicable, this Agreement or the Statutory Merger Agreement or to consummate the Transactions. Each of Parent and Merger Sub has (or, with respect to the Statutory Merger Agreement, will have at the Closing) duly executed and delivered this Agreement, the Voting and Support Agreement and the Statutory Merger Agreement, and, assuming the due authorization, execution and delivery by the Company of this Agreement, the Voting and Support Agreement and the Statutory Merger Agreement, this Agreement, the Voting and Support Agreement and the Statutory Merger Agreement constitute or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03          No Conflicts; Consents.

(a)          The execution and delivery by Parent and Merger Sub of this Agreement and the Statutory Merger Agreement does not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Sub; (ii) assuming compliance with the matters referred to in Section 4.03(b) (solely with respect to the performance of this Agreement and the consummation of the Transactions), contravene, conflict with or result in a violation or breach of any Law or Judgment, in each case, applicable to Parent or Merger Sub or by which their respective properties or assets are bound or affected; (iii) require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any Contract or any Permit of Parent or Merger Sub or by which their respective property or assets are bound or affected; or (iv) result in the creation or imposition of any Lien on any asset or property of Parent or Merger Sub, with only such exceptions, in the case of each of clauses (iii) through (iv), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)          No Consent of, registration, declaration or filing with or notice to any Governmental Entity is required to be obtained or made by or with respect to the Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the Statutory Merger Agreement or the consummation of the Transactions, other than: (i) applicable requirements of, or filings with, the SEC in accordance with the Exchange Act; (ii) the filing by Parent with the SEC of the Schedule 13E-3; (iii) compliance with applicable rules and regulations of the NYSE; (iv) approvals pursuant to relevant Antitrust Laws, the absence of which would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions; (v) executing and delivering the Statutory Merger Agreement; (vi) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act; and (vii) such other Consents, registrations, declarations, filings or notices, the failure of which to be obtained or made, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04          Information Supplied. None of the information supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first filed, mailed, distributed or disseminated to the Company’s shareholders or at the time of filing of any amendment or supplement thereto and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Schedule 13E-3 (or any amendment thereof or supplement thereto) will, at the date it is first filed, mailed, distributed or disseminated with the SEC or at the time of filing of any amendment or supplement thereto and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent, Merger Sub or any of their respective Affiliates in this Section 4.04 or otherwise with respect to statements made or incorporated by reference therein based on information supplied by the Company or its Affiliates for inclusion or incorporation by reference therein.

Section 4.05          Compliance with Laws. Except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the date of formation of Parent the business of Parent and the Parent Subsidiaries has been conducted in accordance with applicable Law.

Section 4.06          Litigation. As of the Agreement Date, (a) there is no Action pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of their respective Affiliates or any of their respective properties or assets and (b) to the Knowledge of Parent, no Judgment is outstanding against, or involving, Parent, Merger Sub or any of their respective Affiliates or any of their respective properties or assets that, in each case of the foregoing clauses (a) and (b), has had or if adversely resolved would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.07          Brokers’ Fees and Expenses. No broker, finder, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Parent or SMP, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf Parent, SMP or Merger Sub.

Section 4.08          Merger Sub. Parent is the sole shareholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations, other than the execution of this Agreement, the performance of its obligations hereunder, and in connection with the Transactions.

Section 4.09          Ownership of Common Shares. As of the Agreement Date, Parent beneficially owns 50,041,181 Company Common Shares, of which 4,243,005 Company Common Shares are subject to return to Roivant Sciences Ltd. pursuant to that certain Share Return Agreement, dated as of December 27, 2019 (the “Share Return Agreement”), by and between Roivant Sciences Ltd., Parent and SMP. Other than such Company Common Shares, none of SMP, Parent, or any of the Parent Subsidiaries (including Merger Sub but excluding the Company and the Company Subsidiaries) owns or will prior to the Closing Date own, any share capital of the Company or have any rights to acquire any share capital of the Company (except pursuant to this Agreement). Other than the Voting and Support Agreement, that certain Investor Rights Agreement, dated as of December 27, 2019 (the “IRA”), by and among the Company, Parent and SMP and the Share Return Agreement, there are no (a) voting trusts or other agreements, arrangements or understandings to which SMP, Parent or their Affiliates is a party with respect to the voting of the Company Common Shares, or (b) agreements, arrangements or understandings to which SMP, Parent or any of their Affiliates is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the Company Common Shares.

Section 4.10          Available Funds. Parent’s and Merger Sub’s obligations under this Agreement are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the Merger and the other Transactions. Parent and Merger Sub have provided to the Company an executed commitment letter prior to or as of the Agreement Date, pursuant to which the financing sources party thereto have committed to provide an aggregate amount of funds sufficient to, together with cash on hand of SMP, Parent or Merger Sub as of the Closing, enable Parent and Merger Sub to consummate the Merger on the terms contemplated by this Agreement and to make all payments contemplated by this Agreement, including the payment of the Aggregate Merger Consideration and transaction expenses due and payable as of the Closing, which such executed commitment letter is in full force and effect and has not been amended, waived or terminated, and Parent will cause Merger Sub to have, on or before the Closing Date, access to immediately available funds sufficient to enable Merger Sub to consummate the Merger on the terms contemplated by this Agreement, and to make all payments contemplated by this Agreement, including the payment of the Aggregate Merger Consideration and transaction expenses due and payable as of the Closing.

Section 4.11          Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any Company Subsidiary. Assuming the accuracy of the representations set forth in Article III and that the financial information and projections for the Company and the Company Subsidiaries that have been provided to Parent and Merger Sub have been prepared in good faith based upon assumptions that were and continue to be reasonable as of the Closing, immediately after giving effect to the Transactions, including the payment of the Aggregate Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses that are required to be paid as of or at the Closing, at and immediately after the Closing, Parent, Merger Sub, the Company and each of the Company Subsidiaries will be Solvent. As used in this Section 4.11, the term “Solvent” means, with respect to a Person and a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of such Person, on a consolidated basis with its Subsidiaries as of such date, will exceed their debts and probable liabilities; (b) such Person, on a consolidated basis with its Subsidiaries, has not incurred and does not believe that it will incur, debts or liabilities beyond its ability to pay such debts or liabilities as such debts mature or become probable; and (c) such Person, on a consolidated basis with its Subsidiaries, does not have an unreasonably small amount of capital and liquidity for the conduct of its business.

Section 4.12          Certain Arrangements. As of the Agreement Date, there are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any director (other than directors of the Company appointed by Parent or its Affiliates), officer or employee of the Company or any of the Company Subsidiaries, on the other hand, or (b) between Parent, Merger Sub or any of their Affiliates pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company agrees to vote or approve this Agreement or the Merger or agrees to vote against any Superior Proposal (other than the Voting and Support Agreement).

Section 4.13          No Other Representations or Warranties.  Except for the representations and warranties made by Parent in this Article IV or the Voting and Support Agreement, none of Parent, Merger Sub or any other Person makes, has made or has been authorized to make any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III of this Agreement, neither the Company nor any other Person makes, has made or has been authorized to make any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, including with respect to the accuracy or completeness of any information provided, or made available, or Made Available, to Parent, Merger Sub or any of their respective Subsidiaries, Affiliates or Representatives in connection with the Transactions. Parent and Merger Sub are not relying on, and waive any claim based on reliance on, any express or implied representation or warranty, or other information of the Company or any Person, other than those expressly set forth in Article III of this Agreement.  Each of Parent and Merger Sub acknowledges that, as of the Agreement Date, they and their Representatives and applicable Affiliates (a) have received adequate access to (i) such books and records, facilities, properties, premises, equipment, contracts and other properties and assets of the Company which they and their Representatives and such Affiliates, as of the Agreement Date, have desired or requested to see or review and (ii) the electronic and physical data rooms in connection with the Transactions, (b) have had adequate opportunity to meet with the management of the Company and to discuss the business and assets of the Company, and (c) have had adequate opportunity to make such legal, factual and other inquiries and investigation as they deem necessary, desirable or appropriate with respect to the Company.  Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge and agree that none of the Company or any other Person makes, has made or has been authorized to make an express or implied representation or warranty (including as to completeness or accuracy) to Parent or Merger Sub or their Affiliates, Subsidiaries or Representatives with respect to, and none of the Company, any of the Company’s Subsidiaries or any other Person shall be subject to any liability to Parent, Merger Sub or any other Person resulting from, the Company or any of the Company’s Subsidiaries or their respective Representatives providing, or making available, to Parent, Merger Sub or any of their Affiliates or their respective Representatives, or resulting from the omission of, any estimate, projection, prediction, forecast, data, budgeted financial information, memorandum, presentation or any other materials or information, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management or information made available on any electronic data room and maintained by the Company for purposes of the Merger and the other Transactions unless any such information is expressly and specifically set forth in a representation or warranty contained in Article III.  Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make estimates, projections, budgets and other forecasts and plans, that they are familiar with such uncertainties and that Parent and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, budgets, pipeline reports and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections, budgets, pipeline reports and other forecasts and plans. Each of Parent and Merger Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition (financial or otherwise), assets, operations and business of the Company and its Subsidiaries. In making its determination to proceed with the Merger and the other Transaction, each of Parent and Merger Sub has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article III and has not relied directly or indirectly on any other express or implied representation or warranty or any materials or information Made Available to Parent, Merger Sub, or any of their respective Affiliates, Subsidiaries or Representatives.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01          Conduct of Business by the Company. Except (v) as expressly set forth in Section 5.01 of the Company Disclosure Letter; (w) as expressly permitted, contemplated or required by this Agreement; (x) as required by applicable Law or by the terms of any Contracts in effect as of the Agreement Date and Made Available to Parent; or (y) with the prior written consent of the General Counsel of Sumitovant Biopharma Inc. on behalf of Parent (which will not be unreasonably withheld, conditioned or delayed); provided that, if Parent’s designated representative fails to grant or deny to a request from the Company for consent required pursuant to this Section 5.01 within five (5) Business Days after receipt of such request, Parent’s approval shall be deemed granted; provided, further, that to the extent that Parent in good faith requests additional information reasonably necessary to assess whether to grant or deny consent from the Company, such five (5) Business Day period shall be extended for the number of days required for the Company to provide such information to Parent and Parent’s consent (if any) following such delay shall not be deemed to be unreasonably conditioned or delayed, from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII (the “Interim Period”), the Company will, and will cause each Company Subsidiary to, conduct the business of the Company and each Company Subsidiary in the ordinary course of business and in compliance with Law. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in the subsection of the Company Disclosure Letter corresponding to this Section 5.01; (ii) as expressly permitted, contemplated or required by this Agreement; (iii) as required by applicable Law or by the terms of any Contracts in effect as of the Agreement Date and Made Available to Parent; or (iv) with the prior written consent of the General Counsel of Sumitovant Biopharma Inc. on behalf of Parent (which will not be unreasonably withheld, conditioned or delayed); provided that, if Parent’s designated representative fails to grant or deny a request from the Company for consent required pursuant to this Section 5.01 within five (5) Business Days after receipt of such request, Parent’s approval shall be deemed granted; provided, further, that to the extent that Parent in good faith requests additional information reasonably necessary to assess whether to grant or deny consent from the Company, such five (5) Business Day period shall be extended for the number of days required for the Company to provide such information to Parent and Parent’s consent (if any) following such delay shall not be deemed to be unreasonably conditioned or delayed, during the Interim Period, the Company will not, and will not cause or permit any Company Subsidiary to, directly or indirectly, whether by merger, consolidation or otherwise, do any of the following:

(a)          (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its Equity Interests, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide or reclassify any of its Equity Interests or securities convertible into or exchangeable or exercisable for Equity Interests, or issue or authorize the issuance of any Equity Interests, in lieu of or in substitution for its Equity Interests, other than as specifically permitted by Section 5.01(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for Equity Interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such Equity Interests, except in the case of this clause (iii) for acquisitions, or deemed acquisitions, of Company Common Shares in connection with (A) the settlement of any cashless exercise of a Company Option or Company Warrant, or the withholding of Taxes in connection with the exercise, vesting or settlement of Company Share Awards and (B) forfeitures of Company Share Awards;

(b)          except for transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, issue, deliver, sell, grant, pledge or otherwise subject to any Lien (other than Liens imposed by applicable securities Laws), or amend the terms of (i) any Equity Interests in, the Company (including Company Common Shares) or any Company Subsidiary, other than the issuance of Company Common Shares upon the exercise, vesting or settlement of Company Share Awards outstanding at the Capitalization Time in accordance with their terms as of the Capitalization Time; or (ii) any Company Equity Related Obligation;

(c)          amend or modify the Company Organizational Documents or Organizational Documents of any Company Subsidiary, except (i) as may be required by the rules and regulations of the SEC or the NYSE or (ii) for amendments to the Organizational Documents of a Company Subsidiary in connection with an internal reorganization, restructuring or recapitalization permitted pursuant to Section 5.01(o) (provided that with respect to the foregoing clauses (i) and (ii), the Company shall give Parent three (3) Business Days’ prior written notice prior to taking any such action);

(d)          make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by GAAP or Law (or authoritative interpretations thereof);

(e)          directly or indirectly acquire or agree to acquire in any transaction any Equity Interests in or business of any Person or division thereof or any properties or assets, except:  (i) acquisitions of equipment, services and supplies in the ordinary course of business; (ii) acquisitions in an amount not to exceed $5,000,000 in the aggregate; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries;

(f)          except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(h), sell, lease (as lessor), mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of, any material properties or assets or any material interests therein, other than (i) in the ordinary course of business or (ii) in an amount not to exceed $5,000,000 in the aggregate;

(g)          make any loans, advances or capital contributions to, or investments in, any other Person, other than:  (i) loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of the Company; (ii) advances to directors, officers or employees in respect of travel or other related business expenses, in each case in the ordinary course of business; (iii) prepayments to vendors of the Company or its Subsidiaries in the ordinary course of business; (iv) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries; or (v) loans, advances or capital contributions to, or investments in, any other Person, in an amount not to exceed $5,000,000 in the aggregate;

(h)          incur or otherwise become liable for any additional Indebtedness, except for:  (i) the incurrence of additional Indebtedness (other than Indebtedness of the type described in clauses (ii)-(iv) below) in an amount not to exceed $5,000,000 in the aggregate; (ii) Indebtedness in replacement of or to refinance at any time existing Indebtedness, but only if the consummation of the Transactions will not conflict with, or result in any violation of or default under, such replacement Indebtedness; (iii) Indebtedness under the Loan Agreement, dated as of December 27, 2019, by and between the Company and SMP; or (iv) Indebtedness between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries;

(i)          cancel, modify or waive any debts or claims held by the Company or any Company Subsidiary or waive any rights held by Company or any Company Subsidiary, in each case, having a value in excess of $4,000,000 individually or $8,500,000 in the aggregate;

(j)          subject to Section 2.03 and Section 6.05, pay, discharge, compromise, settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), or offer to pay, discharge, compromise, settle or satisfy any Action in an amount greater than the amount set forth in Section 5.01(j) of the Company Disclosure Letter;

(k)          abandon, let lapse, dispose of, transfer, assign, encumber (other than Permitted Liens), license or grant any material right to any Person to any material Company Registered IP or any material Owned IP, in each case, other than licenses granted pursuant to Clinical Trial agreements, sponsored research agreements, manufacturing agreements, and material transfer agreements, in each case, in the ordinary course of business;

(l)          (i) make, change or revoke any material Tax election, other than consistent with past practice; (ii) file any amended material Tax Return; (iii) adopt or make any change to any material Tax accounting method; (iv) enter into any closing agreement regarding any material Tax Liability or assessment; (v) enter into any Tax sharing, Tax allocation or Tax indemnification agreement or other similar agreement (other than written Contracts not primarily relating to Taxes that are entered into in the ordinary course of business or that are not material in the aggregate); (vi) settle or resolve any material audit, claim, assessment or controversy that relates to Taxes; (vii) consent to any extension or waiver of the limitation period applicable to any material Tax claim, audit or assessment; or (viii) surrender any right to claim a material Tax refund;

(m)          except as required by the terms of a Company Benefit Plan in effect on the Agreement Date or as otherwise permitted pursuant to any subsection of this Section 5.01(m), (i) grant or increase any severance, retention or termination pay (or amend any existing severance pay, retention or termination arrangement); (ii) enter into any employment, consulting, bonus, change in control, deferred compensation or other similar agreement (or amend any such existing agreement), except in each case in the ordinary course of business with respect to employees at the level of Vice President or below; (iii) establish, adopt, amend, terminate, or otherwise increase benefits under any Company Benefit Plan (or arrangement that would have been a Company Benefit Plan had it been entered into prior to the Agreement Date); (iv) increase in any manner the compensation, bonus or other benefits payable to any Service Provider, or pay any bonus to any Service Provider, except in each case in the ordinary course of business with respect to employees at the level of Vice President or below; (v) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code; (vi) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, except in each case in the ordinary course of business with respect to employees at the level of Vice President or below; provided that any grants that would have ordinarily been made in the form of equity are instead made in the form of cash; (vii) take any action to accelerate the vesting or time of payment of any compensation or benefit under any Company Benefit Plan other than as required pursuant to Section 2.04; (viii) fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; (ix) hire or engage any Service Provider (who is a natural person), except in each case in the ordinary course of business with respect to employees at the level of Vice President or below; (x) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (xi) terminate the employment or engagement of any Service Provider (who is a natural person) other than for cause or performance-related reasons, except in each case in the ordinary course of business with respect to employees at the level of Vice President or below;

(n)          make or authorize capital expenditures in excess of the individual and aggregate capital expenditures in the capital expenditures budget set forth in Section 5.01(n) of the Company Disclosure Letter;

(o)          adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization for the Company or any Company Subsidiary (excluding any internal restructuring, recapitalization or reorganization of wholly owned Company Subsidiaries);

(p)          other than in the ordinary course of business, (i) enter into, materially amend or terminate any Material Contract or any Contract that would have been a Material Contract had it been entered into prior to this Agreement; or (ii) waive, assign, convey, encumber (except for Liens permitted under Section 5.01(f)) or otherwise transfer (except in connection with any transfers permitted under Section 5.01(f)), in whole or in part, rights or interests pursuant to or in any Material Contract (other than waivers, assignments, conveyances, encumbrances or transfers of rights or interests solely between or among the Company and any one or more Company Subsidiaries);

(q)          employ any Person who, to the Company’s Knowledge: (A) is debarred by the FDA, or excluded from participation in government programs (or subject to any similar sanction of any other applicable Governmental Entity); (B) is the subject of an FDA debarment investigation or Action (or similar Action of any other applicable Governmental Entity); or (C) has been charged with or convicted under United States Law for conduct relating to the development or approval, or otherwise relating to the regulation of any product under the Generic Drug Enforcement Act of 1992 (or any counterpart or similar Law of any other Governmental Entity);

(r)          become a party to, establish, adopt, amend, commence participation in any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

(s)          agree to take any of the foregoing actions in clauses (a) through (r) above.

Section 5.02          No Control. Nothing contained in this Agreement will give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time.

Section 5.03          No Solicitation by the Company; Company Recommendation.

(a)          No Solicitation.  Except as expressly permitted by this Section 5.03, the Company will not, and will cause each of the Company Subsidiaries and its and their respective directors, officers and employees not to, and shall direct its and the Company Subsidiaries’ other Representatives not to, directly or indirectly:

(i)          initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.03 (such as answering unsolicited phone calls and informing Persons of the provisions of this Section 5.03 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions) will not be deemed to “solicit,” “encourage” or “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.03);

(ii)          engage in, continue or otherwise participate in any discussions with or negotiations relating to (other than Parent, Merger Sub and their respective Affiliates) any Alternative Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Alternative Proposal (other than informing Persons of the provisions set forth in this Section 5.03 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions of such Alternative Proposal for the sole purpose of the Special Committee reasonably informing itself about such Alternative Proposal);

(iii)          provide any non-public information to any Person in connection with any Alternative Proposal or any proposal or offer that would reasonably be expected to lead to an Alternative Proposal;

(iv)          otherwise knowingly facilitate any effort or attempt to make an Alternative Proposal; or

(v)          except as expressly permitted by, and after compliance with, Section 5.03(d)(ii) and Section 8.01(f), cause or permit the Company to enter into an Alternative Proposal.

(b)          Exceptions.  Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, the Company Shareholder Approval is obtained in response to an unsolicited, bona fide written Alternative Proposal that did not arise from or in connection with a breach in any material respect of the obligations set forth in this Section 5.03, the Company may:

(i)          provide (or cause to be provided) information (including non-public information regarding the Company or any of the Company Subsidiaries) and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the Person who made such Alternative Proposal (and its Representatives); provided that such information has previously been Made Available to, or is Made Available to, Parent promptly following the time such information is made available to such Person and that, prior to furnishing any such information, the Company receives from the Person making such Alternative Proposal an executed confidentiality agreement that does not prohibit compliance by the Company with any of the provisions of this Agreement (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an Alternative Proposal to the extent such Alternative Proposal is made directly to the Company); and

(ii)          enter into, engage, participate in or continue any discussions or negotiations with any such Person (and its Representatives) regarding such Alternative Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith after consultation with outside legal counsel that based on the information then available and after consultation with its financial advisor that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.

(c)          Notice of Alternative Proposals.  The Company shall promptly (and, in any event, within forty-eight (48) hours) following receipt (to the Knowledge of the Company) of any Alternative Proposal, give notice to Parent of the receipt of such Alternative Proposal, and the material terms and conditions of such Alternative Proposal (including, in each case, the identity of the Person or group making any such Alternative Proposal), and the Company will as reasonably promptly as practicable provide to Parent (i) a copy of such Alternative Proposal, if in writing; or (ii) a summary of the material terms of such Alternative Proposal, if oral, and thereafter shall keep Parent reasonably informed, on a current basis, of any material developments regarding the Alternative Proposal or any material changes to the status and terms of any such Alternative Proposal (including any amendments thereto).

(d)          No Change in Recommendation.

(i)          Except as permitted by Section 5.03(d)(ii) and Section 5.03(e), the Company Board, including any committee thereof (including the Special Committee), agrees that it shall not:

(A)          withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(B)          fail to include the Company Recommendation in the Proxy Statement;

(C)          fail to recommend, within ten (10) Business Days after the commencement of such Alternative Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Company Common Shares (other than by Parent, Merger Sub or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its shareholders; or

(D)          approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 5.03(a) entered into in compliance with Section 5.03(a)) relating to any Alternative Proposal (any of the actions in the foregoing clauses (A), (B), (C) and (D), an “Adverse Recommendation Change”).

(ii)          Notwithstanding anything in this Agreement to the contrary, prior to the time the Company Shareholder Approval is obtained, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may effect an Adverse Recommendation Change if (A)(1) an unsolicited, bona fide written Alternative Proposal that did not arise from or in connection with a breach in any material respect of the obligations set forth in Section 5.03(a) is received by the Company and is not withdrawn, and the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Alternative Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred, and (B) the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, that failure to effect an Adverse Recommendation Change in response to such Superior Proposal or Intervening Event, as applicable, would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that an Adverse Recommendation Change or action to terminate this Agreement pursuant to Section 8.01 may not be made unless and until the Company has given Parent written notice of such action and the basis thereof six (6) Business Days in advance, which notice shall set forth in writing that the Special Committee intends to consider whether to take such action and (x) in the case of a Superior Proposal, comply in form, substance and delivery with the provisions of Section 5.03(c) and (y) in the case of an Intervening Event, include a reasonable description of such Intervening Event.  After giving such notice and prior to effecting such Adverse Recommendation Change or taking such action to terminate the Agreement pursuant to Section 8.01, the Company shall, and shall cause its employees and direct its financial advisor and outside legal counsel to, negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board or the Special Committee not to effect an Adverse Recommendation Change or to take such action to terminate this Agreement pursuant to Section 8.01 in response thereto.  At the end of the six (6) Business Day period, prior to taking action to effect an Adverse Recommendation Change or taking action to terminate the Agreement pursuant to Section 8.01, the Company Board and the Special Committee shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and shall have determined in good faith after consultation with outside legal counsel and its financial advisor that (I) in the case of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal, and (II) in the case of an Intervening Event, that the failure to effect an Adverse Recommendation Change in response to such Intervening Event would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect.  Any modification to any Alternative Proposal will be deemed to be a new Alternative Proposal for purposes of Section 5.03(c) and this Section 5.03(d)(ii) except that the advance written notice obligation set forth in this Section 5.03(d)(ii) shall be reduced to three (3) Business Days.

(e)          Certain Permitted Disclosure.  Nothing contained in this Section 5.03 shall prohibit the Company from (i) complying with its disclosure obligations under United States federal or state Law with regard to an Alternative Proposal or Adverse Recommendation Change; (ii) making any disclosure to its shareholders if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change and Parent shall have the right to terminate this Agreement as set forth in Section 8.01(f) unless the Company reaffirms the Company Recommendation; (iii) or issuing a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, which shall not be deemed to be an Adverse Recommendation Change.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01          Preparation of the Proxy Statement and Schedule 13E-3; Company Shareholders Meeting.

(a)          As reasonably promptly as practicable (but in any event within thirty (30) Business Days; provided Parent timely provides all required information with respect to Parent, SMP or Merger Sub and otherwise complies with its obligations hereunder in all material respects) following the Agreement Date, the Company will, in a manner that complies with Regulation 14A promulgated under the Exchange Act with respect to the Transactions, prepare and cause to be filed with the SEC a proxy statement to be sent to the Company’s shareholders relating to the Company Shareholders Meeting that reflects the terms and conditions of this Agreement, and includes the notice of appraisal rights in the Merger to the holders of Company Common Shares as required by Section 106(2) of the Bermuda Companies Act, and a copy of the Fairness Opinion in its entirety (including a description of the Fairness Opinion and the financial analysis relating thereto) (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) in preliminary form.  Each of Parent and Merger Sub will furnish to the Company all information reasonably requested by the Company concerning Parent, SMP or Merger Sub, and provide such other assistance, as the Company may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement.  Parent, Merger Sub and the Company will cooperate and consult with each other in good faith in the preparation of the Proxy Statement.  The Company will notify Parent reasonably promptly (but in any event within twenty-four (24) hours) after its receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and will provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company will use its reasonable best efforts to (i) respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will cooperate in connection therewith and (ii) have the SEC advise as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement.  In addition to the foregoing, the Company shall file the Proxy Statement in definitive form with the SEC as promptly as reasonably practicable after the SEC advises the Company that the SEC has no further comments on the Proxy Statement.  Notwithstanding the foregoing, prior to filing the Proxy Statement in preliminary or definitive form, or responding to any comments of the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement, or mailing the Proxy Statement in definitive form to the Company’s shareholders, the Company will:  (x) provide Parent an opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response); and (y) reasonably cooperate in good faith with Parent to include Parent’s reasonable comments that are promptly proposed by Parent to the Proxy Statement related to Parent or the Transactions.

(b)          The Company and Parent will cooperate to (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the Transactions, and furnish to each other all information concerning such Party as may be reasonably requested in connection with the preparation of the Schedule 13E-3; (ii) respond as reasonably promptly as practicable to any comments received from the SEC with respect to the Schedule 13E-3 and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any such comments; (iv) use its reasonable best efforts to have cleared by the staff of the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any supplement or amendment to the Schedule 13E-3. Each Party will promptly notify the other Parties upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Schedule 13E-3 and will provide the other Parties with copies of all correspondence between such Party and its Representatives, on the one hand, and the SEC, on the other hand.

(c)          If prior to the Effective Time any change occurs with respect to information supplied by Parent for inclusion in the Proxy Statement or the Schedule 13E-3 that is required by Law to be described in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, Parent will reasonably promptly notify the Company of such change, and Parent and the Company will cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Schedule 13E-3, as applicable, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(c) will limit the obligations of any Party under Section 6.01(a).

(d)          If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Schedule 13E-3, that is required by Law to be described in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, the Company will reasonably promptly notify Parent of such event, and the Company and Parent will cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Schedule 13E-3, as applicable, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(d) will limit the obligations of any Party under Section 6.01(a).

(e)          The Company will, as promptly as reasonably practicable after the SEC confirms it has no further comments on the Proxy Statement and the Schedule 13E-3:  (i) establish a record date for determining shareholders of the Company entitled to vote at the Company Shareholders Meeting; (ii) not change such record date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent unless required to do so by applicable Law (and if the date of the Company Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, the Company agrees that unless Parent has otherwise approved in writing (or as required by applicable Law or stock exchange requirement), the Company will, if possible, implement such adjournment or other delay in such a way that the Company does not need to establish a new record date for the Company Shareholders Meeting, as so adjourned or delayed); and (iii) duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of:  (A) seeking the Company Shareholder Approval and the Minority Shareholder Approval; (B) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s shareholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger; (C) an adjournment proposal; and (D) seeking approval of any other proposal necessary for adopting and approving this Agreement and consummating the Transactions. The Company will not change the date of, postpone or adjourn the Company Shareholders Meeting, or submit any other proposal to the Company’s shareholders in connection with the Company Shareholders Meeting, without the prior written consent of Parent. The Company will use its reasonable best efforts to (i) promptly cause the Proxy Statement to be mailed to the Company’s shareholders as of the record date established for the Company Shareholders Meeting; and (ii) except if an Adverse Recommendation Change has been made as permitted by Section 5.03(d) and remains in effect, solicit the Company Shareholder Approval and the Minority Shareholder Approval, including by retaining the services of a recognized proxy solicitor reasonably acceptable to Parent. The Company Board, acting at the recommendation of the Special Committee, and the Special Committee, will recommend to the Company’s shareholders that they give the Company Shareholder Approval and the Minority Shareholder Approval (the “Company Recommendation”) and will include such recommendation in the Proxy Statement and the Schedule 13E-3, in each case, unless the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has validly made an Adverse Recommendation Change as permitted by Section 5.03(d) that is still in effect. The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Shareholders Meeting pursuant to this Section 6.01 will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal, by the making of any Adverse Recommendation Change by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee or by any other development; provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.03(d)(i) occurs less than ten (10) Business Days prior to the Company Shareholders Meeting, the Company will be entitled to postpone the Company Shareholders Meeting to a date not more than ten (10) Business Days after the date such Company Shareholders Meeting had previously been scheduled (but in no event to a date after the date that is five (5) Business Days before the End Date).

(f)          The foregoing provisions of this Section 6.01 notwithstanding, the Company will have the right, after consultation in good faith with Parent, to make one or more successive changes in date, postponements or adjournments of the Company Shareholders Meeting (i) to ensure that any supplement or amendment to the Proxy Statement or Schedule 13E-3 required under applicable Law is timely provided to the shareholders of the Company within a reasonable amount of time, in the good faith judgment of the Company Board or the Special Committee (after consultation with outside counsel), in advance of the Company Shareholders Meeting; (ii) if required by applicable Law or a request from the SEC or its staff; or (iii) if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Shareholder Approval and the Minority Shareholder Approval, whether or not a quorum is present; provided that no single such adjournment or postponement is for more than ten (10) Business Days except as may be required by federal securities Laws; and (B) in the case of clause (iii), the Company Shareholders Meeting is not postponed to later than the date that is fifteen (15) Business Days after the date for which the Company Shareholders Meeting was originally scheduled without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed so long as the Company Shareholders Meeting is not postponed, recessed or adjourned to a date that is more than forty-five (45) days after the date on which the Company Shareholders Meeting was originally scheduled) and that the Company will, and will cause its proxy solicitor to, use reasonable best efforts to solicit such additional proxies (or presence and affirmative vote in person of the Company’s shareholders at the Company Shareholders Meeting) as expeditiously as reasonably possible, it being understood that time shall be of the essence. If, on any date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Minority Shareholder Approval, the Company will, at Parent’s request, postpone or adjourn the Company Shareholders Meeting on one or more occasions for up to forty-five (45) days in the aggregate to allow for the solicitation of additional proxies to obtain the Minority Shareholder Approval. The Company will also consider in good faith any other request by Parent to postpone the Company Shareholders Meeting.

Section 6.02          Access to Information; Confidentiality. Subject to applicable Law, the Company will, and will cause each of the Company Subsidiaries to, upon request by Parent, furnish to Parent, SMP and their respective Representatives reasonable access, during normal business hours and upon reasonable advance notice, during the Interim Period, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company will, and will cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or commission actions; and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company will not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company will use its reasonable best efforts to obtain the required Consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); or (iii) violate any Law; provided that the Company will use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure which would not violate applicable Law; provided, further, that the Company will not be required to disclose any materials of the Company, the Company Board or the Special Committee that relate to consideration of the Transactions. All information provided by the Company pursuant to this Section 6.02 will be subject to the Nondisclosure and Common Interest Agreement by and among the Company, Myovant Sciences, Inc., a Delaware corporation and Parent, dated as of April 8, 2020 (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”).

Section 6.03          Efforts to Consummate.

(a)          Subject to the terms and conditions herein provided, each of Parent and the Company will use their respective reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the Agreement Date the Transactions, including (i) preparing and filing with applicable Governmental Entities as promptly as reasonably practicable all necessary applications, notices, disclosures, petitions, filings (or draft filings, as applicable), ruling requests and other documents required under any Antitrust Laws and to satisfy as promptly as practicable the condition set forth in Section 7.01(c) (the “Required Approvals”), (ii) taking all steps as may be necessary to obtain all such Consents as promptly as reasonably practicable, and (iii) obtaining any waivers, qualifications, consents, certificates, clearances, and approvals required from third parties (other than Consents) in connection with the consummation of the Transactions.  Subject to its obligations under the foregoing and any other provision of this Agreement, Parent will control (in a manner consistent with this Section 6.03) and lead all communications and strategy relating to obtaining any Required Approvals, and the Company will not, and will cause the Company Subsidiaries and its directors and officers and direct its other Representatives not to, make any proposal to, or (except to the extent required by Law) any filings with, Governmental Entities in respect of any matter related to any Required Approvals without the prior written consent of Parent or its counsel (which shall not be unreasonably withheld, conditioned or delayed); provided that Parent shall keep the Company reasonably informed on a current basis, consult with and consider in good faith the views and comments of the Company in connection with such communications and strategy. Notwithstanding the foregoing, Parent and the Company will, and will cause their respective directors, officers and employees to and direct their respective other Representatives to, give the other Party reasonable notice of, and the opportunity for it and its Representatives to participate in, all substantive meetings and telephone calls with any Governmental Entity in respect of any Required Approvals.

(b)          In connection with the actions referenced in Section 6.03(a), each of Parent and the Company will, and will cause their respective controlled Affiliates (which, in the case of Parent, shall be deemed to include SMP) to, (i) cooperate with each other, including providing Parent or its counsel with information and such assistance as Parent or its counsel may reasonably request, in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party; (ii) to the extent practicable, keep the other Party and/or its counsel promptly informed of any communication received by such Party from, or given by such Party to, any Governmental Entity or Government Official and of any communication received or given in connection with any Action by a private party, in each case, regarding any of the Transactions; (iii) to the extent practicable, consult with each other in advance of any meeting or conference regarding the Transactions with such Governmental Entity or Government Official or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity, or other Person, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences; (iv) consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the Transactions; and (v) permit the other Party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other Party’s comments thereon, and consult with each other in advance of any proposed submission, filing or material communication (and documents submitted therewith) intended to be given by it to a Governmental Entity or Government Official in connection with the Transactions; provided that materials may be redacted (x) as necessary to comply with applicable Law and (y) to remove references concerning (A) the valuation of the businesses of the Company and the Company Subsidiaries and (B) projections, estimates, budgets, forecasts, plans or other information of the Company (including commercially sensitive information and the Company Subsidiaries and other materials that the Special Committee evaluated in connection with the Transactions).

(c)          The Company will give prompt written notice to Parent, and Parent will give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice will specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions to the extent such consent is material to the Company and the Company Subsidiaries, taken as a whole; (iii) any material written notice from any Governmental Entity in connection with the Transactions; and (iv) any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions; provided that the delivery of any notice pursuant to this Section 6.03(c) will not limit or otherwise affect the remedies available hereunder to Parent or the Company.

(d)          Notwithstanding anything to the contrary in this Agreement, in no event will Parent or any of its Affiliates be required (and in no event will the Company or any Company Subsidiary agree without the prior written consent of Parent) to take any action (including entering into any consent decree, hold separate order or other arrangement), or to permit or suffer to exist any material restriction, condition, limitation or requirement, in each case, that (when taken together with all other such actions, restrictions, conditions, limitations and requirements) would reasonably be expected to result in a material adverse effect on the business, operations or financial results of the Parent and any Parent Subsidiaries or the Surviving Company and its Subsidiaries.

Section 6.04          Indemnification, Exculpation and Insurance.

(a)          Parent agrees that all rights existing as of the Agreement Date to indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current and/or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective Organizational Documents and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries in effect as of the Agreement Date will continue in full force and effect in accordance with their terms, and Parent will cause the Surviving Company and the Company Subsidiaries to perform their respective obligations thereunder. Without limiting the foregoing, from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless each individual who was prior to or is as of the Agreement Date, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who was prior to or is as of the Agreement Date, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another Person (the “Company Indemnified Persons”), against all claims, Liabilities, Judgments, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Action (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that the Company Indemnified Person is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, (i) each Company Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within ten (10) Business Days of receipt by the Surviving Company from the Company Indemnified Person of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the Bermuda Companies Act, the Surviving Company’s Organizational Documents or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such Person is not entitled to indemnification and (ii) the Surviving Company will cooperate in the defense of any such matter. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Company Indemnified Persons (who could have sought indemnification, advancement of expenses or exculpation from Liabilities in connection with such Action) from all liability arising out of such Action.

(b)          For a period of six (6) years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, either maintain or cause to be maintained in effect the current policies of directors’ and officers’ liability, fiduciary liability and employment practices liability insurance maintained by or for the benefit of the Company or the Company Subsidiaries or provide substitute policies (issued by insurers with an A.M. Best financial strength rating of A- or better) for the Company and Company Subsidiaries and the insured Persons who are covered by such insurance currently maintained by or for benefit of the Company and the Company Subsidiaries (the “Current Insurance”), in either case, with limits not less than the existing coverage and having other terms not less favorable to the insured Persons than the Current Insurance with respect to claims and matters arising from facts or events that occurred on or before the Effective Time, except that in no event will the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the Agreement Date (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.04(b) it will obtain as much comparable insurance as possible for each year within such six (6)-year period for an annual premium equal to the Maximum Amount.  In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase “tail” directors’ and officers’ liability, fiduciary liability and employment practices liability insurance for a period of six (6) years for the Company and the Company Subsidiaries and the insured Persons who are covered by Current Insurance, such tail insurance to provide coverage with limits not less than, and to have other terms not less favorable to the insured Persons than, the Current Insurance with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event will the aggregate cost of any such tail insurance exceed the Maximum Amount.  Parent will cause the Surviving Company to, and the Surviving Company will, maintain such insurance policies in full force and effect without any amendment adverse to the insured Persons thereunder, and continue to honor the obligations thereunder.

(c)          The provisions of this Section 6.04 (i) will survive consummation of the Merger until the date that is the sixth (6th) anniversary of the Closing Date, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Persons) to the extent of such indemnified or insured Person’s interest herein, and his or her heirs and estates and trust vehicles, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d)          Parent hereby acknowledges that the Company Indemnified Persons may have certain rights to indemnification, advancement of expenses or insurance provided by other Persons that are in effect as of the Agreement Date.  Parent hereby agrees that the Surviving Company will be the indemnitor of first resort (i.e., its obligations to the Company Indemnified Persons are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Company Indemnified Person are secondary).  Parent further agrees that no advancement or payment by any of such other Persons on behalf of any such Company Indemnified Person with respect to any claim for which such Company Indemnified Person has sought indemnification from the Surviving Company or any Company Subsidiary shall affect the foregoing and such other Persons shall have a right of contribution or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Company Indemnified Person against the Surviving Company or any Company Subsidiary, as applicable.

(e)          In the event that Parent or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Company will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Company assume Parent and/or the Surviving Company’s obligations (as applicable) set forth in this Section 6.04.

(f)          Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to claims pursuant to any applicable insurance policy or indemnification agreement.

Section 6.05          Transaction Litigation. Subject to entry into a customary joint defense agreement, the Company will give Parent the opportunity to consult with the Company and participate in the defense or settlement of any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. None of the Company, any Company Subsidiary or any Representative of the Company will compromise, settle or come to an arrangement regarding any such shareholder Action, in each case, unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may compromise, settle or come to an agreement regarding shareholder Actions, if the resolution of such litigation requires only additional disclosure in the Proxy Statement or the Schedule 13E-3 and payment from the Company or any of the Company Subsidiaries or any of its or their Representatives in an amount that together with all such other payments does not exceed the amount set forth in Section 6.05 of the Company Disclosure Letter and the settlement provides for no other non-monetary relief (other than changes to the disclosures in the Proxy Statement or the Schedule 13E-3).

Section 6.06          Section 16 Matters. Prior to the Effective Time, the Company and Merger Sub each shall take all such steps as may be required to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) directly resulting from the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.07          Public Announcements. Each of the Company, Parent and SMP will be entitled to issue a separate press release announcing the execution and delivery of this Agreement which, in the case of the Company’s initial press release, will be subject to prior consultation with Parent, and, in the case of Parent’s or SMP’s press release, will be subject to prior consultation with the Company. Each of the Company, Parent, Merger Sub and SMP agrees that no public release or announcement concerning the Transactions (including any communication required to be filed with the SEC pursuant to Rule 14a-12 promulgated under the Exchange Act) will be issued by or on behalf of any of them or their Subsidiaries (x) in the case of any release by Parent or its controlled Affiliates, without prior consultation with the Company, (y) in the case of any release by the Company or its Subsidiaries, without prior consultation with Parent and (z) in the case of any release by SMP, Parent shall provide the Company with an opportunity to consult with SMP, in each case, to the extent reasonably practicable; provided that:  (i) SMP, Parent, the Representatives of Parent, the Company and the Representatives of the Company may make public releases or announcements concerning the Transactions that are substantially consistent with previous press releases or announcements made by SMP, Parent and/or the Company in compliance with this Section 6.07; (ii) the Company and the Representatives of the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.07 and do not reveal material, non-public information regarding the other Parties, the Merger, or the other Transactions; (iii) SMP, Parent, the Representatives of Parent and, subject to Section 6.08(c), the Company and the Representatives of the Company may, without prior consultation with each other, make internal announcements to their respective employees, and the Company and its Affiliates may make announcements to their respective customers or other business partners; provided that such announcements include disclosure that are otherwise consistent with the Parties’ permitted prior public disclosures regarding this Agreement and the Transactions; and (iv) the restrictions set forth in this Section 6.07 do not apply to any release or announcement (or any portion thereof) made or proposed to be made in connection with, or in response to, an Adverse Recommendation Change or an Alternative Proposal.

Section 6.08          Employment and Company Benefits.

(a)          Until the one (1)-year anniversary of the Closing, (the “Continuation Period”), Parent will cause the Surviving Company to provide each Company Employee who continues to remain employed with Parent, an Affiliate of Parent or the Surviving Company immediately following the Effective Time with (i) a base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to each such Company Employee immediately prior to the Effective Time; (ii) target short-term incentive compensation opportunities that are no less favorable than the target short-term incentive compensation opportunities provided to each such Company Employee immediately prior to the Effective Time; and (iii) other compensation (including long-term compensation opportunities, whether cash or equity-based) and benefits, in the aggregate (for purposes of clarity, excluding retention or change in control benefits) that, with respect to each Company Employee, are substantially comparable in the aggregate to the aggregate other compensation (including long-term compensation opportunities, whether cash or equity-based) and benefits provided to such Company Employee immediately prior to the Effective Time. For purposes of this Agreement, “Company Employee” means any employee of the Company or any Company Subsidiary who is employed at the Closing Date and who remains employed with Parent, an Affiliate of Parent, the Surviving Company or any Subsidiaries of Parent or the Surviving Company immediately following the Effective Time.

(b)          If requested by Parent in a writing delivered to the Company not less than five (5) Business Days before the anticipated Closing Date, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the 401(k) plans sponsored by the Company or any Company Subsidiary (collectively, the “Company 401(k) Plan”), effective immediately prior to the Effective Time and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall, not later than the day immediately preceding the Effective Time, provide Parent with evidence that the Company 401(k) Plan will be terminated, effective immediately prior to the Effective Time, pursuant to resolution of the Company Board (or the appropriate committee thereof), the form and substance of which shall be subject to review and approval by Parent at least three (3) Business Days prior to the Effective Time. As of the Closing Date, Parent shall designate and provide coverage under a tax-qualified defined contribution retirement plan that is sponsored by Parent or one of its subsidiaries (the “Parent 401(k) Plan”) for the participants of the Company 401(k) Plan.  In connection with the termination of the Company 401(k) Plan, to the extent permitted by the Parent 401(k) Plan, Parent shall cause the Parent 401(k) Plan to accept from the Company 401(k) Plan the direct rollover of the account balance (including the in-kind rollover of promissory notes evidencing outstanding participant loans) of each Company Employee who elects such direct rollover in accordance with the Company 401(k) Plan and the Code.

(c)          Prior to making any written or broad-based oral communications to any Company Employee pertaining to compensation or benefit matters that are affected by the Transactions, (i) the Company shall provide Parent with notice of the intended communication and a copy or, if oral, the substance thereof, and the Company shall reasonably cooperate to the extent practicable in advance of such communication being made to incorporate in good faith any reasonable comments made by Parent promptly after being furnished with the communication; provided that the Company may make written or broad-based oral communications to Company Employees pertaining to compensation or benefit matters that are affected by the Transactions that are (x) substantially consistent with previous written or broad-based oral communications made by the Company in compliance with this Section 6.08(c) or any announcements by a Party in compliance with Section 6.07 or (y) provided to Parent prior to the Agreement Date; and (ii) Parent shall provide the Company with notice of the intended communication and a copy or, if oral, the substance thereof and shall require the Company’s consent (not to be unreasonably withheld or delayed) prior to disseminating any such communications.

(d)          Parent shall, or shall cause the Company to, provide each Company Employee who incurs a termination of employment during the Continuation Period with severance payments and benefits that are no less favorable than the severance payments and benefits that would be required to be provided to such Company Employee under the Company Benefit Plans as in effect as of the Closing Date.  The Parties agree to treat the Transactions as a “change in control” or “change of control” for purposes of determining severance entitlements under Company Benefit Plans.

(e)          For purposes of vesting, eligibility to participate and level of benefits under any employee benefit plans of Parent and its Subsidiaries (exclusive of the Company) in which any Company Employee becomes eligible to participate on or after the Closing Date (the “New Plans”), Parent shall, or shall cause the Company or any of its Subsidiaries to, provide each Company Employee with credit for his or her years of service with the Company and any respective predecessors before the Closing Date; provided that the foregoing service credit shall not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any defined benefit pension plan or retiree medical benefits.  In addition, and without limiting the generality of the foregoing, (i) Parent shall, or shall cause the Company or any of its Subsidiaries to, cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans providing medical, dental, pharmaceutical or vision benefits, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee during the plan year in which the Closing Date occurs, Parent shall or shall cause the Company or any of its Subsidiaries to (x) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents and (y) cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year during which the Closing Date occurs to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(f)          With respect to annual bonus amounts for the fiscal year ending March 31, 2023 (the “Current Year Bonus”), to the extent not paid prior to the Effective Time, Parent shall cause each employee of the Company who was employed as of immediately prior to the Effective Time to be paid, on the Company’s regularly scheduled annual bonus payment date in 2023 (subject to such employee’s continued employment through such annual bonus payment date), the full amount of the Current Year Bonus that is actually earned by such employee as of the payment date for the Current Year Bonus; provided that (i) the Current Year Bonus paid to employees at the level of Vice President or below shall in no event be less than the target amount and (ii) the Current Year Bonus paid to employees above the level of Vice President shall be determined based on the performance goals established by the Company in the ordinary course at the beginning of the fiscal year ending March 31, 2023, shall take into account partial attainment of performance goals consistent with historical practice, and shall not be discretionarily reduced based on individual performance factors without approval, prior to the Effective Time, by the principal executive officer of the Company and the Compensation Committee of the Company Board. In addition, in the event of an employee’s termination of employment after the Effective Time and before the payment date of the Current Year Bonus under circumstances entitling the employee to severance (the date of such termination, the “Early Departure Date”), such employee will become entitled to a pro-rated target annual bonus on the date of termination, determined by multiplying the target bonus for the full fiscal year by a fraction, the numerator of which is the total number of days from April 1, 2022 through the Early Departure Date and the denominator of which is 365, and Parent shall cause such pro-rated target annual bonus amount to be paid as soon as practicable following the Early Departure Date and in no event later than the regular payment date (provided that the amount payable pursuant to this provision shall be in full satisfaction of any requirement to pay a Current Year Bonus pursuant to any Company Benefit Plan but, for the avoidance of doubt, shall not reduce the amount of any severance payment computed by reference to target or prior year bonuses contemplated elsewhere in any Company Benefit Plan).

(g)          No provision of this Agreement will (i) create any right in any Company Employee or any other employee of the Company or any Company Subsidiary to continued employment by the Surviving Company or its Subsidiaries, or preclude the ability of the Surviving Company or its Subsidiaries to terminate the employment of any employee for any reason; (ii) require the Surviving Company or its Subsidiaries or Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date; or (iii) be treated as an amendment to any employee benefit plan of the Company or any Company Subsidiary. Without limiting the generality of Section 9.07, and any provision in this Agreement to the contrary notwithstanding, nothing in this Section 6.08 will create any third party beneficiary rights in any Person, including any Company Employee.

Section 6.09          Merger Sub; Parent Subsidiaries. Parent will cause each of Merger Sub and any other applicable Affiliate of Parent to comply with and perform all of its obligations under or relating to this Agreement and the Statutory Merger Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement and the Statutory Merger Agreement.  Immediately following the execution of this Agreement, Parent, as sole shareholder of Merger Sub, shall execute and deliver, in accordance with applicable Law and its Organizational Documents, a written consent adopting and approving this Agreement.

Section 6.10          Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Company of the Company Common Shares from the NYSE and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.11          Notice of Certain Regulatory Events. In furtherance (and not in limitation) of Section 6.03, during the Interim Period, the Company will (a) promptly inform Parent of and wherever practicable give Parent reasonable advance notice of any prescheduled teleconference or in person meeting with the FDA or any other Governmental Entity in connection with any Product Candidate; (b) promptly deliver to Parent copies of any material, substantive written correspondence received from the FDA or other Governmental Entity in connection with any Product Candidate, including material, substantive written correspondence with respect to (i) the approval or denial of any Marketing Approval of any Product Candidate; (ii) any change in the marketing classification or a change in the labelling or proposed labeling of any Product Candidate; (iii) the mandatory or voluntary termination, enjoinment or suspension of the testing (including the imposition of a clinical trial hold or other suspension or termination of a Clinical Trial), manufacturing, marketing, export, import, or distribution of any Product Candidate; or (iv) a non-coverage or pricing determination by the Centers for Medicare and Medicaid Services, any other material third-party payor, or any foreign Governmental Entity with authority over pharmaceutical products with respect to any Product Candidate; and (c) provide Parent with reasonable advance copies of, and consider in good faith any comments of Parent that are provided to the Company within five (5) Business Days of delivery of such advance copies to Parent (or one (1) Business Day prior to submission if the FDA or any other Governmental Entity requires submission to be made less than five (5) Business Days following the date of delivery of such advance copies to Parent) with respect to, any material correspondence or written submission prior to delivery thereof by the Company to the FDA or any other Governmental Entity in connection with any Product Candidate.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01          Conditions to Each Party’s Obligation to Consummate the Merger. The obligations of the Company, Parent, and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of each of the following conditions:

(a)          Shareholder Approval. This Agreement shall have been duly adopted by holders of Company Common Shares constituting the Minority Shareholder Approval and by holders of Company Common Shares constituting the Company Shareholder Approval entitled to vote on such matter at a shareholders’ meeting duly called for and held for such purpose in accordance with applicable Law and the Company Organizational Documents.

(b)          No Legal Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order from a Governmental Entity (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(c)          HSR Approval. Any waiting period (or any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have terminated, expired or been obtained.

Section 7.02          Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 4.01, Section 4.02, Section 4.10 and Section 4.11) are true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or similar qualifier set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.01, Section 4.02, Section 4.10 and Section 4.11 are true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)          Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c)          Parent Certificate. Parent has delivered to the Company a certificate, dated as of the Closing Date and signed by an authorized officer of Parent, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied.

Section 7.03          Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 3.01, Section 3.02(a), Section 3.03, Section 3.04, Section 3.09(a), Section 3.21, the first sentence of Section 3.25 and Section 3.26) are true and correct (without giving effect to any limitation as to “materiality,” or “Company Material Adverse Effect” or similar qualifier set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.01(b), Section 3.02(a), Section 3.03(c), Section 3.03(d), Section 3.03(e), Section 3.04, Section 3.21, the first sentence of Section 3.25 and Section 3.26 are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or similar qualifier set forth therein) in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of the Company set forth in Section 3.01(a), Section 3.03(a) and Section 3.03(b) are true and correct in all but de minimis respects, as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of the Company contained in Section 3.09(a) are true and correct in all respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)          Performance of Obligations of the Company. The Company has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)          No Material Adverse Effect. Since the Agreement Date, no Company Material Adverse Effect has occurred that is continuing.

(d)          Company Certificate. The Company has delivered to Parent a certificate, dated as of the Closing Date and signed by its principal executive officer or principal financial officer, certifying to the effect that the conditions set forth in Section 7.03(a), Section 7.03(b), and Section 7.03(c) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01          Termination. This Agreement may be terminated at any time prior to the Effective Time (except with respect to Section 8.01(d) and Section 8.01(f), whether before or after receipt of the Company Shareholder Approval):

(a)          by mutual written consent of the Company (provided that such termination has been approved by the Special Committee) and Parent;

(b)          by either the Company (acting at the recommendation of the Special Committee) or Parent:

(i)          if the Merger is not consummated on or before 5:00 p.m. Pacific time on May 31, 2023 (the “End Date”); provided that the End Date may be extended by the mutual consent of each of the Company and Parent; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) will not be available to any Party whose action or failure to fulfill any provision of this Agreement or the Voting and Support Agreement has proximately caused the failure of the Effective Time to occur by the End Date;

(ii)          if applicable Law or an order from a Governmental Entity of competent jurisdiction that prevents, makes illegal or prohibitions the consummation of the Merger and the other Transactions is in effect and becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) will not be available to any Party whose action or failure to fulfill any provision of this Agreement has proximately caused such Law or order from a Governmental Entity or the failure to remove such Law or order from a Governmental Entity; or

(iii)          if the Minority Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting or any adjournment or postponement thereof at which a vote on the Merger was taken; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(iii) will not be available to any Party whose material breach of this Agreement has proximately caused, or resulted in, the failure to obtain the Minority Shareholder Approval.

(c)          by the Company (acting at the recommendation of the Special Committee), if, prior to the Effective Time, Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured by the earlier of (i) twenty (20) Business Days after written notice by the Company to Parent informing Parent of such breach or failure to be true and (ii) one (1) day prior to the End Date; provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of any representation, warranty, covenant or agreement contained in this Agreement, which breach would result in the failure of the conditions set forth in Section 7.03(a) or Section 7.03(b) to be satisfied;

(d)          by the Company (acting at the recommendation of the Special Committee) prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.03(d); provided that the Company (i) has not breached in any material respect any of its obligations under Section 5.03 with respect to such Superior Proposal and (ii) prior to or concurrently with such termination pays to Parent the Termination Fee (it being understood that the Company will enter into such definitive written agreement substantially concurrently with such termination of this Agreement);

(e)          by Parent, if, prior to the Effective Time, the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured by the earlier of (i) twenty (20) Business Days after written notice by Parent to the Company informing the Company of such breach or failure to be true and (ii) one (1) day prior to the End Date; provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent or Merger Sub is then in breach of (x) any representation, warranty, covenant or agreement contained in this Agreement, which breach would result in the failure of the conditions set forth in Section 7.02(a) or Section 7.02(b) to be satisfied or (y) the Voting and Support Agreement in any material respect;

(f)          by Parent, if, prior to the Company Shareholders Meeting, (i) an Adverse Recommendation Change has occurred (provided that a written notice delivered by the Company to Parent pursuant to Section 5.03(d)(ii) stating the Company’s intention to make an Adverse Recommendation Change in advance thereof will not in and of itself result in Parent having any termination rights pursuant to this Section 8.01(f)); (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a third party the Special Committee fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer; or (iii) after the public disclosure of an Alternative Proposal and Parent’s request in writing for the Special Committee to reaffirm the Company Recommendation, the Special Committee fails to publicly reaffirm the Company Recommendation no later than the earlier of (A) ten (10) Business Days after Parent so requests in writing and (B) two (2) Business Days prior to the End Date; provided that the Company must receive the request from Parent at least forty-eight (48) hours prior to such reaffirmation being required; provided, further, that in no event will the Company or the Special Committee be obligated to publicly reaffirm the Company Recommendation on more than one occasion with respect to each such publicly announced Alternative Proposal or on more than one occasion with respect to each publicly announced material modification thereof; or

(g)          by the Company (acting at the recommendation of the Special Committee) if the Company Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting or any due adjournment or postponement thereof at which a vote on the Merger was taken.

Section 8.02          Effect of Termination.

(a)          In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement will forthwith become void and have no effect, without any Liability on the part of the Parties (or any shareholder or Representative of a Party), other than Liability arising from a breach of the final sentence of Section 6.02, Section 6.04, this Section 8.02, Section 8.03 and Article IX, which provisions will survive such termination of this Agreement; provided that, other than where Parent receives payment of the Termination Fee, in which case the Company and the Company Related Parties will have no further Liability to Parent, Merger Sub or any of their Affiliates as set forth in Section 8.02(c), nothing herein will relieve a Party from Liability resulting from such Party’s Fraud or willful and material breach of this Agreement. For purposes of this Agreement, “willful and material breach” means an intentional breach by a Party of this Agreement that is a consequence of an act or an omission undertaken or omitted by the breaching Party with the actual knowledge that the taking of such act or omission would result in such breach; it being acknowledged and agreed, without limitation, that any failure by any Party to consummate the Merger and the other Transactions after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time) will constitute a willful and material breach of this Agreement.

(b)          The Company will pay to Parent a fee of $ 55,250,000 (the “Termination Fee”) if:

(i)          the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f); or

(ii)          (A) after the Agreement Date but prior to the termination of this Agreement pursuant to Section 8.01, an Alternative Proposal is made by a third party to the Company or the Special Committee and not withdrawn (publicly if such Alternative Proposal has been made known publicly) prior to the Company Shareholders Meeting or is made directly to the Company’s shareholders by a third party and not publicly withdrawn prior to the Company Shareholders Meeting; (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(i) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the second proviso to Section 8.01(b)(i)), by Parent pursuant to Section 8.01(e) or by Parent or the Company pursuant to Section 8.01(b)(iii); and (C) within twelve (12) months of such termination, (x) the Company enters into a definitive Contract for an Alternative Proposal and such Alternative Proposal is consummated (whether during or after such twelve (12)-month period) or (y) an Alternative Proposal is consummated (in the case of (x) or (y), with the approval of a majority of the independent directors on the Company Board); provided, however, that for purposes of this Section 8.02(b)(ii), the references to 15% in the definition of “Alternative Proposal” will be deemed to be references to 50%.

Any Termination Fee due under this Section 8.02(b)(ii) will be paid by wire transfer of same-day funds (x) in the case of termination of this Agreement pursuant to Section 8.01(d), substantially concurrently with and not later than the next Business Day following such termination; (y) in the case of termination of this Agreement pursuant to Section 8.01(f), on the Business Day immediately following the date of such termination; and (z) in the case of clause (ii) above, on the date of consummation as referred to in clause (ii)(C) above.

(c)          The Company acknowledges that the agreements contained in this Section 8.02 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay the Termination Fee as and when due to Parent pursuant to this Section 8.02, it will also be obligated to pay any reasonable costs and expenses incurred by Parent and its Affiliates in connection with a legal action to enforce this Agreement that results in a judgment against the Company for the Termination Fee (the “Costs and Expenses”), together with interest on the amount of any unpaid Termination Fee and Costs and Expenses from the date such Termination Fee and/or Costs and Expense was required to be paid to (but excluding) the payment date at the prime rate set forth in the Wall Street Journal on the date that such Termination Fee was required to be paid (the “Interest”). If Parent receives payment of the Termination Fee (and if payable pursuant to this Section 8.02, the Costs and Expenses and/or Interest) under the circumstances in which it is payable as provided in this Section 8.02, the receipt of the Termination Fee, together with the Costs and Expenses and/or Interest, if payable pursuant to this Section 8.02, will be (i) the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective direct or indirect former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for any breach or failure to perform hereunder or otherwise, and upon payment of such amount (in circumstances where the Termination Fee is payable), none of the Company Related Parties shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (ii) deemed to be liquidated damages for any and all damages or losses suffered or incurred by Parent, Merger Sub or any of its Affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and neither Parent, Merger Sub nor any of their respective Affiliates will be entitled to bring any Action or otherwise be entitled to any remedy against the Company or any of its Affiliates, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions.  Any payment of the Termination Fee made by the Company will be payable only once and not in duplication even though such payment may be payable under one or more provisions of this Section 8.02.

Section 8.03          Fees and Expenses. Except as set forth in Section 8.02(b) and Section 8.02(c), all fees and expenses incurred in connection with the Merger and the other Transactions will be paid by the Party incurring such fees or expenses, whether or not the Transactions are consummated.

Section 8.04          Amendment. Subject to applicable Law and the provisions of Section 6.04, this Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval or the Minority Shareholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval or the Minority Shareholder Approval, no amendment that by Law or by the IRA, requires further approval by the Company’s shareholders will be made without the further approval of such shareholders, and (b) except as provided above, no amendment of this Agreement will be submitted to be approved by the Company’s shareholders unless required by Law or the IRA. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties and any such amendment or waiver by the Company will be at the direction of and only be valid if approved by the Special Committee. Termination of this Agreement prior to the Effective Time will not require the approval of the shareholders of Parent, Merger Sub, or the Company.

Section 8.05          Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company will require the approval of the Company’s shareholders unless such approval is required by Law but will be at the direction of and only be valid if approved by the Special Committee. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay by any Party in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01          Nonsurvival of Representations and Warranties. The Parties, intending to modify any otherwise applicable statute of limitations, agree that:

(a)          the representations and warranties set forth in this Agreement shall not survive the Closing and shall expire, and no claim shall be made in respect thereof, as of and following the Closing;

(b)          the covenants and other agreements (other than representations and warranties, which are covered by Section 9.01(a)) that are contemplated by this Agreement to be performed at or prior to the Closing shall not survive the Closing and shall expire, and no claim shall be made in respect thereof, as of and following the Closing; and

(c)          the covenants and other agreements (other than representations and warranties, which are covered by Section 9.01(a)) that are contemplated by this Agreement to be performed following the Closing shall not survive the period for the performance thereof set forth in such covenant or other agreement and shall expire, and no claim shall be made in respect thereof, as of and following such period for performance.

Section 9.02          Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing (including email, so long as a receipt of such email is requested and received) and will be given to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a)          if to the Company, to:
Myovant Sciences Ltd.
50 Broadway, 7th Floor
London, United Kingdom SW1H 0DB
Email:
Attention: Matthew Lang

and to:

Myovant Sciences, Inc.
2000 Sierra Point Parkway, 9th Floor
Brisbane, CA 94005
Email:
Attention: Matthew Lang

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Email: stephen.arcano@skadden.com;
            thomas.greenberg@skadden.com
Attention: Stephen F. Arcano;
                 Thomas W. Greenberg

(b)          if to SMP, Parent or Merger Sub, to:

Sumitovant Biopharma Ltd.
50 Broadway, 7th Floor
London, United Kingdom SW1H 0DB
Email:
Attention: Monika Adams, Transactions Officer

and to:

Sumitovant Biopharma, Inc.
151 W. 42nd Street, 15th Floor
New York, NY 10036
Email:
Attention: Tara Soni, General Counsel

and to:

Sumitomo Pharma Co., Ltd.
6-8, Doshomachi 2-Chome, Chuo-ku
Osaka, Japan 541-0045
Facsimile: +81-3-3270-5517
Email:
Attention: Tsutomu Nakagawa, Executive Officer; Senior Director, Global Corporate Strategy

with a copy (which will not constitute notice) to:

Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
Facsimile: (310) 712-8800
Email: resslera@sullcrom.com
Attention: Alison S. Ressler

All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.03          Interpretation.

(a)          When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference will be to an Article, a Section, an Exhibit, a Schedule or an Annex of or to this Agreement unless otherwise indicated. All Exhibits, Schedules and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit, Schedule or Annex but not otherwise defined therein has the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” The following general rules apply: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein will include any modification, amendment or re-enactment thereof, and any Law substituted therefor, in each case, as of the time of inquiry, representation, or covenant and all rules, regulations and statutory instruments issued or related to such Law. Any reference to a Governmental Entity will be also deemed to refer to any successor thereto unless the context requires otherwise. A reference to any agreement (including this Agreement), or Contract is, unless otherwise specified, to the agreement, or Contract as amended, modified, supplemented or replaced at the time of inquiry, representation or covenant. Neither the specification of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party will use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between or among the Parties as to whether any obligation, item or matter is or is not material for purposes of this Agreement. References herein to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “$” will be deemed references to the lawful money of the United States of America. Except as otherwise expressly provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is not a Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified. References to the “ordinary course of business” or words of similar import shall, in each case, be deemed to mean the ordinary course of business of the Company and the Company Subsidiaries, consistent with past practice; provided that any action taken, or omitted to be taken, and any adjustments and modifications thereto taken in good faith in response to or as a result of COVID-19 or any COVID-19 Measures shall be deemed to be in the “ordinary course of business.”

(b)          Each Party represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such Party’s respective counsel, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. The Parties have participated jointly in the negotiation and drafting of this Agreement in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event an ambiguity or question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the Parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

Section 9.04          Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 9.05          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.06          Entire Agreement; No Third-Party Beneficiaries.

(a)          This Agreement (including the Exhibits, Schedules and Annexes), the Company Disclosure Letter, Section 3.4 of the IRA, the Confidentiality Agreement and the Voting and Support Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters.

(b)          Other than (i) after the Effective Time, the right of holders of Company Common Shares to receive the Per Share Merger Consideration pursuant to Section 2.01, (ii) after the Effective Time, the right of holders of Company RSUs, Company PSUs, Company Options and Company Share Awards to receive the payments referred to in Section 2.04, and (iii) the right of the Company Indemnified Persons under Section 6.04, which will confer third-party beneficiary rights to the Persons identified therein, nothing in this Agreement, express or implied, will confer upon any Person other than Parent, Merger Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature by reason of this Agreement.

Section 9.07          Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a)          THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION, EXCEPT TO THE EXTENT THE PROVISIONS OF THE LAWS OF BERMUDA ARE MANDATORILY APPLICABLE TO THE MERGER.

(b)          Each of the Parties irrevocably agrees that any Action arising out of or relating to this Agreement brought by (x) Parent, Merger Sub or their respective Affiliates against the Company or its Affiliates or (y) by the Company or any Company Subsidiary against Parent, Merger Sub or their respective Affiliates, in any such case, will be brought and determined in the Court of Chancery of the State of Delaware; provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court, in each case, except to the extent that any such Action mandatorily must be brought in Bermuda (the “Chosen Courts”). Each of the Parties hereby irrevocably submits to the jurisdiction of the Chosen Courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any Action relating thereto except in the Chosen Courts, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such Chosen Court as described herein. Each of the Parties further agrees that notice as provided herein will constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions (a) any claim that it is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of the Chosen Courts or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum; (ii) the venue of such Action is improper; or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Chosen Courts.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, OR ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (I) NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) IT MAKES THIS WAIVER VOLUNTARILY AND; (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.07(c).

Section 9.08          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, directly or indirectly, without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 9.08 shall be null and void; provided, however, that Parent may designate its Affiliate(s) to be a constituent corporation in the Merger in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Affiliate(s) of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the Agreement Date shall be deemed representations and warranties made with respect to such other Affiliate(s) as of the date of such designation; provided, further, that no such assignment will relieve Merger Sub of any of its obligations under this Agreement.

Section 9.09          Specific Performance.  Subject to Section 8.02(b) and this Section 9.09, each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 9.10          Non-Recourse.  Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Action in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. Except as expressly provided herein, no past, present or future director employee (including any officer), incorporator, manager, member, partner, shareholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Action in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 9.10 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

Section 9.11          Disclosure Letter and Company SEC Document References.

(a)          The Parties agree (i) that any reference in a particular Section of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (A) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (B) any other representations and warranties of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be reasonably apparent on its face and (ii) to take the actions set forth on Section 9.11(a)(ii) of the Company Disclosure Letter, as applicable.

(b)          The Parties agree that any information contained in any part of any Company SEC Document furnished or filed and publicly available after December 27, 2019, and one (1) Business Day prior to the Agreement Date (other than with respect to the representations and warranties set forth in Section 3.01, Section 3.02(a), Section 3.03, Section 3.04, Section 3.09(a) and Section 3.21) will only be deemed to be an exception to (or a disclosure for purposes of) the representations and warranties of the Company if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent on its face, together with the Company Disclosure Letter, in each case, excluding any disclosures set forth in any “risk factors” section or any disclosures in any “forward-looking statements” section (other than statements of historical fact contained therein) and any other disclosures to the extent they are cautionary, predictive or forward-looking in nature, and excluding any information incorporated by reference or exhibits attached to any of the foregoing.

Section 9.12          Guaranty.

(a)          To induce the Company to enter into this Agreement, SMP, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees, as primary obligor and not merely as surety, to the Company the due and punctual payment of all amounts payable from Parent or Merger Sub under this Agreement, in each case, as and when due (collectively, the “Guaranteed Obligations”), whether now or hereafter made, incurred or created, whether absolute or contingent, liquidated or unliquidated, and however arising under this Agreement. This guarantee may not be revoked or terminated and will remain in full force and effect without interruption and will be binding on SMP and its successors and assigns until the Guaranteed Obligations have been satisfied in full.

(b)          SMP promises and undertakes to make all payments hereunder without deduction or offset for any defense, claim, or counterclaim of SMP of any kind.

(c)          The guarantee set forth in Section 9.12(a) (the “Guarantee”) is an absolute, unconditional, irrevocable and continuing (irrespective of any modification, waiver, amendment, restatement or consent to departure from any terms of this Agreement that may be agreed to by Parent or Merger Sub) guarantee of the full and punctual payment by Parent and Merger Sub of the Guaranteed Obligations and not of collection and is binding upon SMP and its successors and assigns, and SMP irrevocably waives any right to revoke the guarantee set forth in this Section 9.12 as to future transactions giving rise to any Guaranteed Obligations.  Should Parent or Merger Sub default in the payment of any of the Guaranteed Obligations, SMP’s obligations hereunder will become immediately due and payable in immediately available funds to the Company or the Paying Agent or, to the extent such obligations become due and payable after the Effective Time, to the former holders of Certificates, Book-Entry Shares, Company Share Awards, or to the Company Indemnified Parties.  Claims hereunder may be made on one or more occasions.

(d)          SMP agrees that the Guaranteed Obligations will not be released or discharged, in whole or in part, or otherwise affected or impaired by (i) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub, except to the extent Parent or Merger Sub successfully asserts rights as a result of such failure or delay that are not the subject of subclause (iv) of this Section 9.12(d); (ii) any renewal, extension, acceleration or other change in the time, place or manner of payment of the Guaranteed Obligations or rescission, waiver, compromise, consolidation, subordination or other waiver, amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms of this Agreement; (iii) any change in the corporate existence, structure or ownership of Parent or Merger Sub; (iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub; (v) any request or acceptance of other guaranties of the Guaranteed Obligations or the taking or holding of security for the payment of the Guaranteed Obligations; (vi) the enforcement or application of any security now or hereafter held in respect of the Guaranteed Obligations; (vii) the exercise of other rights or remedies available to the Company or the other beneficiaries, or any of them, under this Agreement, at law or in equity, except to the extent Parent or Merger Sub successfully asserts rights as a result of such exercise that are not the subject of subclause (iv) of this Section 9.12(d); (viii) any breach of this Agreement by Parent, Merger Sub or, with respect to the provisions that SMP is expressly a party to for purposes of this Agreement, SMP; (ix) any lack of legality, validity or enforceability of the Guaranteed Obligations, this Agreement or any agreement or instrument relating thereto or referred to herein; or (x) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of SMP as an obligor in respect of the Guaranteed Obligations (in all cases other than payment in full of the Guaranteed Obligations, any insolvency, bankruptcy, reorganization or other similar proceeding affecting SMP or its assets, and defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under this Agreement that are not the subject to subclause (iv) of this Section 9.12(d)).  SMP waives promptness, diligence, notice of the acceptance of the Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Guaranteed Obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, statute of limitations, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the Transactions, any right to require the Company to proceed against Parent or Merger Sub or any other Person, any right to require the Company to proceed against or exhaust any security or pursue any other remedy, any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Parent or Merger Sub and all suretyship defenses generally (in all cases other than Fraud by the Company, payment in full of the Guaranteed Obligations, any principles or provisions of law, statutory or otherwise, that are or might be in conflict with the terms of the guarantee set forth in this Section 9.12, any legal or equitable discharge of SMP’s obligations hereunder and defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under this Agreement).  SMP acknowledges that it has received and will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Section 9.12 are knowingly made in contemplation of such benefits.

(e)          No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power pursuant to this Section 9.12 will operate as a waiver thereof, nor will any single or partial exercise by the Company of any right, remedy or power pursuant to this Section 9.12 preclude any other or future exercise of any right, remedy or power pursuant to this Section 9.12.  Each and every right, remedy and power granted to the Company pursuant to this Section 9.12 or allowed it by Law or agreement with respect to this Section 9.12 will be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time.  The Company will not have any obligation to proceed at any time or in any manner against, exhaust any or all of the Company’s rights against Parent or Merger Sub prior to proceeding against SMP hereunder or resort to any security or other means of collecting payment.  This Guarantee may only be amended by a writing signed and delivered by SMP and the Company.

(f)          SMP hereby represents and warrants to the Company and covenants that: (i) the execution, delivery and performance of this Agreement has been duly authorized by all necessary action, and no other proceedings on the part of SMP or its stockholders are necessary to authorize this Agreement, and do not contravene any provision of SMP’s Organizational Documents or any Law or contractual restriction binding on SMP or its assets; (ii) this Agreement constitutes a legal, valid and binding obligation of SMP enforceable against SMP in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity); and (iii) SMP will not issue any press release or other communication in contravention of Section 6.07.

(g)          In the event that all or any portion of the Guaranteed Obligations is paid by Parent or Merger Sub, the obligations of SMP hereunder will be reinstated in the event that all or any part of such payment(s) is rescinded or recovered directly or indirectly from the Company or any other beneficiary as a preference, fraudulent transfer or otherwise, and any such payments that are so rescinded or recovered shall constitute Guaranteed Obligations.

(h)          Nothing in this Section 9.12 will waive any defenses, counterclaims, or rights of setoff that Parent or Merger Sub may have under this Agreement or applicable Law.

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IN WITNESS WHEREOF, the Company, Parent, Merger Sub and SMP have duly executed this Agreement, all as of the date first written above.

MYOVANT SCIENCES LTD.

By:	/s/ Monika Adams
	Name:	Monika Adams
	Title:	Authorized Signatory

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent, Merger Sub and SMP have duly executed this Agreement, all as of the date first written above.

SUMITOVANT BIOPHARMA LTD.

By:	/s/ Monika Adams
	Name:	Monika Adams
	Title:	Transactions Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent, Merger Sub and SMP have duly executed this Agreement, all as of the date first written above.

ZEUS SCIENCES LTD.

By:	/s/ Monika Adams
	Name:	Monika Adams
	Title:	Transactions Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent, Merger Sub and SMP have duly executed this Agreement, all as of the date first written above.

Solely for purposes of Article IX and Annex A:

SUMITOMO PHARMA CO., LTD.

By:	/s/ Hiroshi Nomura
	Name:	Hiroshi Nomura
	Title:	President and CEO

[Signature Page to Merger Agreement]

ANNEX A

DEFINITIONS

For purposes of this Agreement

“2017 Company Warrant” means that certain Warrant Agreement to Purchase Common Shares of Myovant Sciences Ltd., dated as of October 16, 2017, granted to Hercules Capital, Inc., a Maryland corporation (“Hercules”).

“2018 Company Warrant” means that certain Warrant Agreement to Purchase Common Shares of Myovant Sciences Ltd., dated as of March 26, 2018, granted to Hercules.

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, qui tam action, demand, hearing, investigation (if, in the case of the Company, the Company has received written or, to the Company’s Knowledge, oral notice thereof), litigation, mediation, proceeding, summons, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Adverse Recommendation Change” has the meaning set forth in Section 5.03(d)(i)(D).

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided that for purposes of this definition as used in this Agreement and the Voting and Support Agreement, (a) none of the Company, any of the Company Subsidiaries Sumitomo Chemical Company, Limited or any Subsidiary of Sumitomo Chemical Company, Limited (other than SMP and its Subsidiaries) will be deemed to be Affiliates of SMP, Parent or Merger Sub, and (b) none of Sumitomo Chemical Company, Limited or any Subsidiaries of Sumitomo Chemical Company, Limited (including SMP, Parent and Merger Sub, but excluding the Company and the Company Subsidiaries) will be deemed to be Affiliates of the Company and the Company Subsidiaries.

“Aggregate Merger Consideration” has the meaning set forth in Section 2.02(a).

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” has the meaning set forth in the Preamble.

“Alternative Proposal” means any proposal or offer (whether or not in writing), other than from Parent, Merger Sub or their respective Affiliates, with respect to any (a) merger, amalgamation, scheme of arrangement, consolidation, share exchange, other business combination, or tender offer, share purchase or other transaction involving or relating to the Company that would result in any Person or Group beneficially owning 15% or more of the outstanding Equity Interests of the Company or any successor or parent company thereto; (b) sale, contribution or other disposition, directly or indirectly (including by way of merger, amalgamation, scheme of arrangement, consolidation, share exchange, other business combination, partnership, joint venture, sale of share capital of or other Equity Interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 15% or more of the consolidated assets (whether by fair market value or book value) of the Company and the Company Subsidiaries, taken as a whole; (c) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or Group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company; (d) transaction in which any Person (or the shareholders of any Person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the Company Common Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company; or (e) any combination of the foregoing (in each case, other than the Transactions and other than Transactions solely between or among the Company and/or Company Subsidiaries).
Annex A-1

“Anti-Bribery Laws” means the FCPA, the UK Bribery Act 2010, the Bermuda Bribery Act 2016, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions, in each case as amended, and legislation implementing such convention, and any other applicable anti-bribery or anti-corruption Laws.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity governing the conduct of any person in relation to restrictive or other anticompetitive agreements or practices (including cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), abuse of dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

“Appraisal Withdrawal” has the meaning set forth in Section 2.03(b).

“Appraised Fair Value” has the meaning set forth in Section 2.03(a).

“Bermuda Companies Act” has the meaning set forth in Section 1.01.

“BLA” means a biologics license application submitted to FDA pursuant to Section 351 of the PHSA, and all amendments or supplements thereto.

“Book-Entry Shares” has the meaning set forth in Section 2.01(c)(ii).

“Business Day” means any day other than (a) a Saturday or a Sunday, (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in (i) Tokyo, Japan; (ii) Bermuda; (iii) London, United Kingdom; or (iv) New York, New York or (c) with respect to the Closing, a day on which the Bermuda Registrar of Companies is authorized or required by Law to be closed.

“Capitalization Time” has the meaning set forth in Section 3.03(a).

“Certificate” has the meaning set forth in Section 2.01(c)(ii).
Annex A-2

“Certificate of Merger” has the meaning set forth in Section 1.03.

“Chosen Courts” has the meaning set forth in Section 9.07(b).

“Clinical Trial” means any clinical investigation, study, or trial conducted on one or more human subjects, including (a) a Phase I Clinical Trial; (b) a Phase II Clinical Trial; (c) a Phase III Clinical Trial; (d) a Phase IV Clinical Trial; and (e) an IIR Trial.

“Clinical Trial Authorization” means any approvals permitting the conduct of a Clinical Trial, including (a) authorizations to proceed with a Clinical Trial under INDs and foreign equivalents thereof required to be submitted to a Governmental Entity; (b) approvals and opinions of IRBs and foreign equivalents thereof; and (c) supplements, amendments, protocols and other submissions made with respect to the foregoing (a) and (b).

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“CMO” means contract manufacturing organization.

“COBRA” has the meaning set forth in Section 3.15(e).

“Code” means the United States Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 6.08(b).

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth therein.

“Company Balance Sheet Date” means June 30, 2022.

“Company Benefit Plan” means (a) each “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA; (b) each other severance pay, salary continuation, pay in lieu of notice, employment, consulting, bonus, incentive, retention, change in control, compensation, stock option, stock purchase, stock unit, restricted stock, or other compensation based on or relating to equity, fringe benefit, loan, relocation, health insurance, life insurance, disability insurance, retirement, provident fund, pension, profit sharing or deferred compensation plan, contract, program, fund, policy or arrangement of any kind; and (c) each other employee benefit plan, contract, program, fund, policy or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants or individual independent contractors of the Company or a Company Subsidiary that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary has or could reasonably be expected to have any Liability.

“Company Board” means the Board of Directors of the Company.
Annex A-3

“Company Common Shares” has the meaning set forth in Section 2.01.

“Company Disclosure Documents” has the meaning set forth in Section 3.08(a).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employee” has the meaning set forth in Section 6.08(a).

“Company Equity Related Obligation” has the meaning set forth in Section 3.03(b).

“Company Indemnified Persons” has the meaning set forth in Section 6.04(a).

“Company IP” means, collectively, (a) all Owned IP and (b) all Third Party IP.

“Company Material Adverse Effect” means any fact, circumstance, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, business, assets or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Transactions prior to the End Date, except, in the case of clause (a), any such fact, circumstance, change, event or development to the extent resulting from (i) changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets in any jurisdiction in which the Company or any of the Company Subsidiaries operate; (ii) changes generally affecting the oncology or women’s health product industry in which the Company and the Company Subsidiaries operate, including cyclical fluctuations and trends; (iii) geopolitical conditions, any outbreak or escalation of hostilities, acts of war (whether or not declared), acts of armed hostility, sabotage, or terrorism; (iv) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic (including COVID-19 and any COVID-19 Measures), epidemic, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal) or other natural or man-made disaster; (v) the identity of Parent or Merger Sub as a Party to this Agreement or any communication by Parent or Merger Sub regarding the plans or intentions of Parent or Merger Sub with respect to the conduct of the business of the Company or any of its Subsidiaries, including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners or employees of the Company or the Company Subsidiaries (it being understood that this clause (v) will not apply to the term “Company Material Adverse Effect” as used in Section 3.09, any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement, the announcement or pendency of this Agreement, the consummation of the Transactions, or the performance of obligations hereunder or thereunder, or Section 7.02(a) with respect to any such representation or warranty); (vi) changes in GAAP or Law (or interpretation or enforcement thereof); (vii) changes in the market price or trading volume of the Company Common Shares or the credit rating of the Company (provided that, to the extent not subject to any of the other exceptions herein, a fact, circumstance, change, event or development underlying or that contributed to such changes may be taken into account in determining whether there has been a Company Material Adverse Effect); (viii) the failure in and of itself of the Company and the Company Subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that, to the extent not subject to any of the other exceptions herein, a fact, condition, change, development or event underlying or that contributed to such failure may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any clinical events, occurrences, circumstances, changes, effects or developments relating to any Product Candidate or with respect to any product of any competitor of the Company (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations); (x) the negotiation, announcement, pendency or consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners or employees of the Company or the Company Subsidiaries (it being understood that this clause (x) will not apply to the term “Company Material Adverse Effect” as used in Section 3.09, any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement, the announcement or pendency of this Agreement, the consummation of the Transactions, or the performance of obligations hereunder or thereunder, or Section 7.02(a) with respect to any such representation or warranty); (xi) any shareholder class action, securities, appraisal, derivative or similar litigation, suit, action or proceeding in respect of this Agreement (or the Transactions), or the Proxy Statement or the Schedule 13E-3 (including breach of fiduciary duty and disclosure claims); and (xii) any action taken by the Company or the Company Subsidiaries (A) at the written direction of Parent or (B) required by the express terms of this Agreement, other than, in the case of clauses (i), (ii), (iii), (iv) or (vi), for such changes or events that have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants engaged in the oncology and women’s health product industry and in the geographical regions in which the Company and the Company Subsidiaries operate (which may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect but only to the extent of the incremental disproportionate effect thereof).
Annex A-4

“Company Memorandum of Association” has the meaning set forth in Section 3.01.

“Company Option” means an option to purchase Company Common Shares granted under the Company Share Plans.

“Company Organizational Documents” has the meaning set forth in Section 3.01.

“Company PSU” means a restricted share unit subject to performance-based vesting conditions granted under the Company Share Plans.

“Company Recommendation” has the meaning set forth in Section 6.01(e).

“Company Registered IP” has the meaning set forth in Section 3.19(a).

“Company Related Parties” has the meaning set forth in Section 8.02(c).

“Company RSU” means a restricted share unit subject only to time-based vesting conditions granted under the Company Share Plans.
Annex A-5

“Company SEC Documents” has the meaning set forth in Section 3.06(a).

“Company Share Award” means each Company Option, Company RSU, Company PSU, and any other award granted under the Company Share Plans that may be settled in Company Common Shares or is tied to the value of a Company Common Share.

“Company Share Plans” means the Myovant Sciences Ltd. 2020 Inducement Plan, as amended and the Myovant Sciences Ltd. 2016 Equity Incentive Plan, as amended.

“Company Shareholder Approval” means the affirmative vote of the holders of at least a majority of the aggregate voting rights of the issued and outstanding Company Common Shares entitled to vote and voting at the Company Shareholders Meeting.

“Company Shareholders Meeting” has the meaning set forth in Section 3.04(c).

“Company Subsidiary” means any Subsidiary of the Company.

“Company Top Customer” has the meaning set forth in Section 3.22(a).

“Company Top Supplier” has the meaning set forth in Section 3.22(a).

“Company Warrants” mean, collectively, the 2017 Company Warrant and the 2018 Company Warrant.

“Confidentiality Agreement” has the meaning set forth in Section 6.02.

“Consent” has the meaning set forth in Section 3.05(b).

“Continuation Period” has the meaning set forth in Section 6.08(a).

“Contract” means, with respect to any Person, any legally binding written agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, option, instrument, commitment, covenant-not-to-sue, or other legally binding written arrangement (in each case, other than purchase orders, invoices, statements of work or work orders): (a) to which such Person is a party; (b) by which such Person or any of its assets is legally bound or under which such Person has any legal obligation; or (c) under which such Person has any legal right or legal interest.

“Copyrights” means all copyrightable works of authorship and other copyrightable works (including software), whether published or unpublished and copyright registrations, applications for registration, and extensions thereof and all common law rights and moral rights thereto.

“Costs and Expenses” has the meaning set forth in Section 8.02(c).

“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.
Annex A-6

“COVID-19 Measures” means (a) the Company’s and Company Subsidiary’s compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020 and Families First Coronavirus Response Act, or any other response to COVID-19 (including any such response undertaken by any similarly situated industry participants), and (b) the reversal or discontinuation of any of the foregoing, in each case, consistent with any actions taken by the Company and the Company Subsidiaries since January 1, 2020 and only to the extent that any such actions are in good faith and not grossly negligent.

“CRO” means a contract research organization, including as defined in (a) 21 C.F.R. Section 312.3(b); (b) ICH GCP E6; and (c) and foreign equivalents of the foregoing, each as may be amended from time to time.

“Current Insurance” has the meaning set forth in Section 6.04(b).

“Current Year Bonus” has the meaning set forth in Section 6.08(f).

“Dissenting Shares” has the meaning set forth in Section 2.03(a).

“Early Departure Date” has the meaning set forth in Section 6.08(f).

“Effective Time” has the meaning set forth in Section 1.03.

“End Date” has the meaning set forth in Section 8.01(b)(i).

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Equity Interests” mean (a) any capital stock of a corporation, any partnership interest, any limited liability company interest and any other similar equity interest in another form of association; (b) any security or right convertible into, exchangeable for, or evidencing the right to subscribe for any such stock, equity interest or security referred to in clause (a); (c) any profits interests, participations rights, phantom equity interests and any other equity-like interests; and (d) any contract to grant, issue, award, convey or sell any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that (a) is under common control within the meaning of Section 4001(b)(1) of ERISA with the Company; or (b) together with the Company, is required to be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.
Annex A-7

“Excluded Contract” has the meaning set forth in Section 3.17(b).

“Excluded Share” has the meaning set forth in Section 2.01(c)(i).

“Export Controls” means all applicable export control Laws in the jurisdictions in which the Company or any Company Subsidiary does business or is otherwise subject to jurisdiction, including (a) the U.S. Export Administration Regulations, (b) Regulation (EU) 2021/821; and (c) the Export Control Order 2008 (SI 2008/3231) of the United Kingdom.

“Fairness Opinion” has the meaning set forth in Section 3.25.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.).

“FCRA” has the meaning set forth in Annex A.

“FDA” means the United States Food and Drug Administration.

“FDA Fraud Policy” has the meaning set forth in Section 3.10(g).

“FDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and its applicable implementing regulations.

“Filed Company Contract” has the meaning set forth in Section 3.17(a).

“Financial Statements” has the meaning set forth in Section 3.07(a).

“Fraud” means an actual and intentional misrepresentation with respect to the representations and warranties contained in this Agreement by a Party that, at the time such representation or warranty was made by such Party, (i) such Party had actual Knowledge (meaning without imputed or constructive knowledge, and without any duty of inquiry or investigation) that such representation or warranty was inaccurate when made, (ii) in making such representation or warranty the Person(s) with Knowledge of the material inaccuracy thereof had the intent to deceive such other Party and to induce such other Party to enter into this Agreement, and (iii) such other Party acted in reliance on such representation or warranty. “Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“GCP” means those good clinical practice standards and procedures set forth in Law, including, as applicable (a) the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56 and 312; (b) the International Conference on Harmonization (ICH) guidance titled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance” and including related requirements imposed by Directive 2001/20/EC and Directive 2005/28/EC as both Directives are progressively repealed and replaced by Regulation No (EU) 536/2014 and Regulation No (EU) 2017/556, respectively, and any transposing and implementing European Union and/or national Laws; and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.
Annex A-8

“GLP” means the good laboratory practices set forth in Law, including, as applicable (a) the FDCA and its applicable implementing regulations at 21 C.F.R. Part 58; (b) Directive 2004/10/EC of the European Parliament and of the Council of 11 February 2004 on the harmonization of laws, regulations and administrative provisions relating to the application of the principles of good laboratory practice and the verification of their applications for tests on chemical substances (codified version) and Directive 2004/9/EC of the European Parliament and of the Council of 11 February 2004 on the inspection and verification of good laboratory practice (GLP) (codified version) and any transposing and implementing national Laws; and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

“GMP” means those current good manufacturing practices related to the manufacture of pharmaceutical products and any precursors thereto set forth in Law, including as applicable (a) the FDCA and 21 C.F.R. Parts 210-211; (b) EU Directive 2003/94/EC laying down principles and guidelines of good manufacturing practice in respect of medicinal products for human use and investigational medicinal products for human use, and the EU good manufacturing practice guidelines for medicinal products for human use and any transposing and implementing national Laws; and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

“Government Official” means (a) an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Entity; (b) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (c) an officer of or individual who holds a position in a political party; (d) a candidate for political office; (e) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies; or (f) an officer or employee of a supranational organization (e.g., World Bank, United Nations, International Monetary Fund).

“Governmental Entity” means any United States or any other national, supranational, foreign (including the European Union), provincial, state, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch, or any agent or contractor thereof, or bureau, boards, instrumentality or commission or any court, tribunal, judicial or arbitral body, industry or trade, including competition authorities and any institution or any agency thereof, including the Federal Trade Commission, the FDA, U.S. Department of Health and Human Services, the U.S. Department of Justice, National Institute of Health, European Commission, European Medicines Agency, European Union national competent authorities, the United Kingdom Medicines and Health Products Regulatory Agency (MHRA), the Bermuda Monetary Authority and any IRB. The term also includes officials, agents, employees or representatives of the entities outlined in this definition.

“Group” has the meaning given to such term under Section 13(d) of the Exchange Act.

“Guarantee” has the meaning set forth in Section 9.12(c).

“Guaranteed Obligations” has the meaning set forth in Section 9.12(a).

“GxP” means, collectively, GCP, GLP, GMP and other applicable, generally accepted industry best practice standards for the pharmaceutical or biotech industry, including those set forth in applicable Law.
Annex A-9

“Hazardous Substance” means, any substance that is: (a) listed, classified or regulated as a “Hazardous Substance,” “Hazardous Waste,” “Hazardous Material,” or “Toxic Substance” pursuant to any Environmental Law; (b) medical waste, infectious or biohazardous substances, any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, per and polyfluoroalkyl substances, radioactive material or radon; and (c) any other substance which is regulated under Environmental Law due to a potential for harm to the environment or human health.

“HCP” means any Person qualified to (a) prescribe, administer, use or supply any medicinal or medical products or (b) perform any professional medical, laboratory, research, nursing, phlebotomy, behavioral health, or other clinical services; the foregoing to include, any Investigator, physician, pharmacist, registered nurse, licensed practical nurse, advanced practice nurse, nurse practitioner, certified registered nurse practitioner, physician assistant, therapist, mental health coach or other health care provider or practitioner, including key opinion leaders and any other professionals covered by foreign equivalents of the concept of HCP.

“Health Care Laws” means all applicable Laws governing or relating to the development, testing, manufacturing, sale, pharmacovigilance, distribution, advertising, labeling, marketing and promotional activities, the conduct of pre-clinical and non-clinical studies and Clinical Trials and interactions with and licensure and accreditation of HCPs, including the following, in each case as applicable: (a) the FDCA; (b) the PHSA; (c) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) and any other Law governing or pertaining to a government funded or sponsored health care program, including the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under applicable Laws relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; (d) the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. § 1395nn), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and 1320a-7b), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal false statements law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including 18 U.S.C. §§ 286, 287, 1035, 1347, 1349 and the health care fraud criminal provisions under HIPAA, the exclusion laws (42 U.S.C. § 1320a-7), the federal Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), and any similar or equivalent state Laws; (e) the International Conference on Harmonisation (ICH) Consolidated Guidance on Good Clinical Practice E6(R2); (f) 45 C.F.R. Parts 46 and 21 C.F.R. Parts 312, 812, 50, 54 and 56 and state research regulations; (g) the regulations set forth at 21 C.F.R. Part 11; (h) Directive 2001/83/EC (the Community code relating to medicinal products for human use), Regulation (EC) No 726/2004, Regulation (EC) No 141/2000, Regulation (EC) No 1901/2006, Regulation (EC) No 1394/2007, each as amended, Directive 2001/20/EC and Directive 2005/28/EC as both Directives are progressively repealed and replaced by Regulation No (EU) 536/2014 and Regulation No (EU) 2017/556, respectively and any national EU member states laws adopted accordingly; (i) GxP and similar or equivalent Laws of all applicable jurisdictions; and (j) any other comparable Laws in other jurisdictions in which the Company or any Company Subsidiary presently conducts business.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, including the privacy rule at 45 C.F.R. Part 160 and Part 164, Subparts A and E, the security rule at 45 C.F.R. 164, Subpart C, and the data breach notification rule at 45 C.F.R. Subpart D, as each be amended from time to time, including as amended under the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations.
Annex A-10

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IIR Trial” means a “sponsor-investigator” trial, as defined in 21 C.F.R. Part 312.3(b) and any other Clinical Trial regarding which an Investigator, hospital, academic medical center, CRO or entity other than a pharmaceutical, biotech or medical device company serves as the Sponsor.

“In-bound License” means each Contract in or under or pursuant to which the Company or a Company Subsidiary is granted any license (exclusive, non-exclusive, or otherwise), covenant not to sue, covenant not to assert, covenant not to enforce, immunity from Liability or Action, option, or other right to practice, use, sublicense, obtain or otherwise exploit any Intellectual Property Rights of any third Person, in each case, other than Contracts for the non-exclusive license of commercially available off-the-shelf software, Clinical Trial agreements, non-disclosure agreements or material transfer agreements, in each case, entered into in the ordinary course of business.

“IND” means any investigational new drug application submitted to the FDA pursuant to 21 C.F.R. Part 312 and any amendments thereto.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding trade accounts payable of such Person incurred in the ordinary course of business); (d) all lease obligations (other than operating leases) of such Person that are required to be capitalized in accordance with GAAP on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and not reimbursed; (h) all liabilities as a result of any government grants, Tax holidays, loans or other Tax benefits or relief related to COVID-19; (i) all obligations for deferred compensation; and (j) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person, other than a wholly owned Subsidiary of such Person.

“Intellectual Property Rights” means all worldwide intellectual property or industrial property rights created, arising under or recognized by any Laws or Governmental Entity, including (a) Patents; (b) Trademarks; (c) Copyrights; (d) Trade Secrets, and (e) all rights to sue and recover damages for past, present and future infringement, misappropriation, dilution or other violation of any of the foregoing.
Annex A-11

“Interest” has the meaning set forth in Section 8.02(c).

“Interim Period” has the meaning set forth in Section 5.01.

“Intervening Event” means any material fact, event, circumstance or development or material change in circumstances with respect to the Company and the Company Subsidiaries taken as a whole that (a) was unknown and not reasonably foreseeable to the Special Committee as of the Agreement Date; and (b) does not relate to (i) any Alternative Proposal; (ii) the announcement or pendency of this Agreement or the Transactions, unless such facts, events, circumstances, developments or changes in circumstances, individually or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect; (iii) any facts, events, circumstances or changes in circumstances that result from a breach of this Agreement by the Company, (iv) the fact that the Company meets or exceeds any internal or analysts’ expectation or projections (provided, however, that a fact, condition, change, development or event underlying or that contributed to such failure may be taken into account in determining whether there has been an Intervening Event) or (v) changes after the Agreement Date in the market price or trading volume of the Company Common Shares or the credit rating of the Company (it being understood that matters underlying the changes described in this clause (v) may, to the extent not in contravention of the foregoing clause (a), be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event).

“Investigator” means a Person (a) as defined in 21 C.F.R, 312.3(b) or (b) as defined under any similar definition under the Laws of other applicable jurisdictions, and in each case, includes all Persons identified as “Investigator,” “Principal Investigator,” “Sub-Investigator” or, a “Sponsor-Investigator.”

“IRA” has the meaning set forth in Section 4.09.

“IRB” means any national, central, local or regional institutional review board or ethics committee of any applicable jurisdiction designated to review, approve or monitor the conduct of clinical research, with the aim to protect the rights, welfare and safety of human subjects, including any such entity as described in 21 C.F.R. Part 56, or foreign equivalent of the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” has the meaning set forth in Section 3.20(a).

“Judgment” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, settlement agreement, corporate integrity agreement, arbitration ruling, deferred prosecution agreement, subpoena, civil investigative demand, verdict, assessment or agreement issued, promulgated or entered by or with any Governmental Entity.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the knowledge of the executive officers of the Company or Company Subsidiaries set forth on Schedule A, after reasonable inquiry of their respective direct reports at the level of Vice President or higher and solely with respect to the areas of his or her job requirements or responsibilities, and, in the case of Parent and Merger Sub, the knowledge of the executive officers of Parent set forth on Schedule B, after reasonable inquiry of their respective direct reports at the level of Vice President or higher and solely with respect to the areas of his or her job requirements or responsibilities.
Annex A-12

“Law” means any national, supranational, European Union, state, provincial, municipal or local statute, law, resolution, constitution, treaty, ordinance, code, regulation, statute, rule, notice, regulatory requirement, binding interpretation, binding agency guidance, Judgment, stipulation, determination, Permit, requirement or rule of law (including common law), code or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including Health Care Laws.

“Leased Real Property” means each parcel of real property currently leased, subleased, or licensed by the Company or any Company Subsidiary.

“Letter of Transmittal” has the meaning set forth in Section 2.02(b).

“Liabilities” means any and all liabilities, obligations and Indebtedness, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with GAAP, including those arising under any Law, those arising under any Contract, or otherwise.

“Lien” means, with respect to any property or asset, any lien, pledge, hypothecation, claim, mortgage, security interest or encumbrance in respect of such property or asset.

“Made Available” means that the referenced documents or other information and materials were (i) made available to Parent or its Representatives prior to 7:00 a.m., New York Time, on the Agreement Date in (a) the electronic data room established for Parent’s due diligence in connection with the Transactions or (b) through electronic mail or (ii) publicly available without redactions or exclusions in the EDGAR database of the SEC one (1) Business Day prior to the Agreement Date.

“Marketing Approval” means collectively, all approvals of an applicable Governmental Entity as necessary to allow for the marketing and sale of a product in the country concerned, including, as applicable, an approved BLA, NDA Approval or marketing authorization granted by the European Commission, the UK MHRA or EU member state competent authority.

“Material Contract” has the meaning set forth in Section 3.17(b).

“Maximum Amount” has the meaning set forth in Section 6.04(b).

“Merger” has the meaning set forth in Section 1.01.

“Merger Application” has the meaning set forth in Section 1.03.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“Merger Sub Common Shares” has the meaning set forth in Section 2.01.
Annex A-13

“Minority Shareholder Approval” means the approval of holders of a majority of the outstanding Company Common Shares that are not held by Parent or its Affiliates.

“NDA” means a new drug application as described in 21 C.F.R. Part 314, including all amendments and supplements to the application, required to be submitted to the FDA under Section 505(b) of the FDCA (21 U.S.C. § 355b) and 21 C.F.R. Part 314 seeking approval to commercialize a pharmaceutical product in the United States.

“NDA Approval” means written approval by the FDA of an NDA as described in 21 C.F.R. Section 314.105 and satisfaction of related applicable FDA requirements, if any, and any conditions of approval set forth in such writing.

“New Plan” has the meaning set forth in Section 6.08(e).

“Non-U.S. Benefit Plan” means each Company Benefit Plan that covers current or former Service Providers who are located primarily outside of the United States.

“NYSE” means the New York Stock Exchange, Inc.

“Option Consideration” has the meaning set forth in Section 2.04(a).

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents; (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents; (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents; (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents; and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Out-bound License” means each Contract in or under or pursuant to which the Company or a Company Subsidiary has granted any license (exclusive, non-exclusive, or otherwise), covenant not to sue, covenant not to assert, covenant not to enforce, covenant not to enjoin, immunity from Liability or Action, option or other right to obtain any of the foregoing or any other right to practice, use, obtain, sublicense or otherwise exploit any Company IP, in each case, other than (a) non-exclusive outbound licenses contained in Clinical Trial agreements, contract manufacturing agreements, non-disclosure agreements and material transfer agreements or (b) licenses granted to customers, distributors, or contractors performing services on behalf of the Company or a Company Subsidiary, in each case of (a) and (b), entered into in the ordinary course of business.

“Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or a Company Subsidiary.

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 6.08(b).
Annex A-14

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means any fact, circumstance, change, event or development that, individually or taken together with other circumstances, occurrences, changes, events or developments, would prevent or materially impair or materially delay the consummation of the Merger or the other Transactions by Parent or Merger Sub by the End Date.

“Parent Owned Share” has the meaning set forth in Section 2.01(b) above.

“Parent Subsidiary” means any Subsidiary of Parent.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Patents” means patents, utility models and other indicia of ownership of an invention or discovery of any type or equivalents thereof, and all applications and pre-grant and post-grant forms of any of the foregoing, including provisionals, converted provisional applications, continued prosecution applications, substitutions, divisionals, continuations, continuations- in-part, supplementary protection certificates, inventors’ certificates, re-examinations, renewals, extensions, reissues and all letters of patent granted with respect to any of the foregoing, and equivalents thereof in any jurisdiction (including any filings made pursuant to the Patent Cooperation Treaty).

“Paying Agent” has the meaning set forth in Section 2.02(a).

“Payment Fund” has the meaning set forth in Section 2.02(a).

“Per Share Merger Consideration” has the meaning set forth in Section 2.01(c)(ii).

“Permit” means all permits, registrations, franchises, grants, authorizations (including marketing and testing authorizations such as Marketing Approvals, INDs and comparable permits), licenses, easements, variances, qualifications, consents, concessions, exemptions, registrations, certificates, clearances, and approvals of any Governmental Entity, as well as any notifications given or filings made with a Governmental Entity, including all Regulatory Permits, each as amended or supplemented from time to time.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business for amounts (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with GAAP; (b) Liens for Taxes, utilities and other governmental charges (i) that are not due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which adequate reserves have been established in accordance with GAAP; (c) Liens imposed or promulgated by Law or any Governmental Entity, including securities laws, requirements and restrictions of zoning, permit, license, building and other applicable Laws and bye-laws, and development, site plan, subdivision or other agreements with municipalities that do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (d) licenses in Intellectual Property Rights granted in the ordinary course of business; (e) statutory or other Liens of landlords (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with GAAP; (f) pledges and deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (g) with respect to the Leased Real Property, easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that do not, individually or in the aggregate, materially impair the occupancy, current use or value of such Leased Real Property; (h) Liens created by Parent, Merger Sub or any of their respective Affiliates; and (i) purchase money Liens and Liens securing obligations under lease arrangements.
Annex A-15

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, or other entity.

“Personal Data” means any information relating to an identified or identifiable natural person; an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person. Without limiting the foregoing, Personal Data includes a natural person’s name, street address, telephone number, e-mail address, photograph, image, video recording, voice recording, video viewing history, geolocation information, online contact information, screen or user name, password, social security number, driver’s license number, passport number, credit card number, other customer or account number, or any other piece of information that allows the identification, contacting, locating, or tracking of a natural person or the electronic device or computer of a natural person (such as cookies, IP addresses, persistent identifiers, and processor or device serial numbers or unique identifiers), protected health information as defined by HIPAA, and personal information as defined by the Children’s Online Privacy Protection Act of 1998 and related rulemaking (including the January 17, 2013 final rule) and by the California Online Privacy Protection Act.

“Phase I Clinical Trial” means a clinical trial or investigation of a product or compound or other intervention in humans, the principal purpose of which is to make a preliminary determination of metabolism, pharmacokinetics, dose findings or safety in healthy individuals or patients, including those meeting the definition of 21 C.F.R. Part 312.21(a), or other applicable foreign Laws. Such definition will include any trial or investigation labeled as a “Phase 1a” or “Phase 1b” trial.

“Phase II Clinical Trial” means a clinical trial or investigation conducted mainly to test the effectiveness of a product or compound or other type of interventions for purposes of identifying the appropriate dose for a Phase III Clinical Trial for a particular indication or indications or to otherwise evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug, including those meeting the definition of 21 C.F.R. Section 312.21(b), or other similar foreign Laws, or, if no further trials are required by the applicable Governmental Entity, a clinical trial or investigation otherwise conducted as the basis for submission of an application for Marketing Approval. Such definition will include any trial or investigation labeled as a “Phase 2a” or “Phase 2b” trial.
Annex A-16

“Phase III Clinical Trial” means a clinical trial or investigation performed after preliminary evidence suggesting effectiveness of a drug has been obtained, designed to (a) gather additional evidence that a product or compound or other type of intervention is safe and efficacious for its intended use; (b) define warnings, precautions and adverse reactions associated with the compound or product; and/or (c) otherwise support the issuance of a Marketing Approval, including those meeting the definition of 21 C.F.R. Section 312.21(c) or other similar foreign Laws.

“Phase IV Clinical Trial” means any post-marketing trial, investigation or study conducted or required to be conducted to obtain additional safety and/or efficacy information about a product or compound in the indication for which Marketing Approval was issued.

“PHSA” means the United States Public Health Services Act (42 U.S.C. § 201 et seq.) and the regulations promulgated thereunder.

“Postmarket Requirements or Commitments” means studies or clinical trials that sponsors commit to a Governmental Entity to conduct or that a Governmental Entity requires to be conducted after issuance of a Marketing Approval.

“Privacy Laws” mean all Laws, and contractual and fiduciary obligations relating to privacy, security, transfer, marketing and protection of Personal Data applicable to the Company and the Company Subsidiaries, including the following: HIPAA; the California Consumer Privacy Act, the California Privacy Rights Act, Regulation (EU) 2016/679 (General Data Protection Regulation), as amended, including any national implementing legislation and the equivalent laws of Switzerland, and the E-Privacy Directive (i.e., Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector); the Gramm-Leach-Bliley Act of 1999; the Fair Credit Reporting Act of 1970 (“FCRA”); the Fair and Accurate Credit Transactions Act of 2003; the Identity Theft Red Flag Rules; the Electronic Communications Privacy Act of 1986; the Telephone Consumer Protection Act of 1991; the Controlling Assault of Non-Solicited Pornography and Marketing Act of 2003; Section 5 of the Federal Trade Commission Act of 1914; all applicable data export control Laws; all applicable state privacy, security, data protection and destruction, mini-FCRA, and data breach notification statutes and regulations; all equivalent, comparable, or applicable state privacy, security and data breach notification Laws, and the requirements and guidance set forth in regulations, guidelines and agreements containing consent orders published by United States regulatory authorities, and applicable European Union data protection authorities; and the privacy policies of the Company and the Company Subsidiaries and consents and authorizations for the use of Personal Data.

“Product Candidate” means each biological and drug candidate or compound or product being developed, labeled, manufactured, marketed, sold and/or distributed by the Company or a Company Subsidiary, or regarding which the Company or a Company Subsidiary has rights, and including any such biological and drug candidate, compound or product that has received Marketing Approval or that is in preclinical or clinical development.

“Proxy Statement” has the meaning set forth in Section 6.01(a).
Annex A-17

“PSU Consideration” has the meaning set forth in Section 2.04(b)(ii).

“Real Estate Leases” has the meaning set forth in Section 3.17(b)(iv).

“Registered IP” means all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Entity, Internet domain name registrar, social media registrar, and all applications for any of the foregoing.

“Registrar” has the meaning set forth in Section 1.03.

“Regulatory Documentation” means, in any medium including audio, visual, print, magnetic, or electronic, all (a) documentation comprising the Regulatory Permits and Regulatory Transfer Approvals; (b) dossiers, reports, supplements, records, data and other materials, submissions or correspondence submitted to, filed with or received from the FDA or other Governmental Entity relating to the Regulatory Permits, Regulatory Transfer Approvals or application or submission for obtaining a Regulatory Permit or a Regulatory Transfer Approval; (c) reports, supplements, records, data and other materials and correspondence related to the Product Candidates, including minutes and official contact reports relating to any communications with any Governmental Entity, and relevant supporting documents with respect thereto, including all draft and final advertising and promotion documents submitted to the FDA or another Governmental Entity for comment, adverse event files and complaint files, pharmacovigilance records and studies and any other information relevant to the assessment of product safety; (d) clinical data, results (including all tables, listings and graphs) and reports, case report forms, and other materials or correspondence filed with or received from Governmental Entities to the extent relating to any Clinical Trial related to a Product Candidate; (e) internal and external inspection or audit reports; and (f) other data (including clinical and pre-clinical data) contained or relied upon in any of the foregoing, in each case of clauses (a), (b), (c), (d), (e) and (f), to the extent in the possession or control of the Company or the Company Subsidiaries.

“Regulatory Permit” means any Permit required for the development, manufacturing or marketing of a product under applicable Health Care Laws, including, where required, pricing and reimbursement approvals and including (a) Clinical Trial Authorizations (including authorizations to proceed under INDs) and (b) Marketing Approvals (including approvals of NDAs and BLAs).

“Regulatory Transfer Approvals” means all approvals of a Governmental Entity, including the submission of letters required under 21 C.F.R. Section 314.72 or any equivalent foreign Law, as required for the transfer of a Regulatory Permit from one party to another to evidence the transfer of ownership of an NDA or comparable Marketing Approval or other Regulatory Permit.

“Representatives” of a Person means its officers, directors, managers, employees, accountants, consultants, legal counsel, financial advisors, and agents and other representatives acting on its behalf.

“Required Approvals” has the meaning set forth in Section 6.03(a).

“RSU Consideration” has the meaning set forth in Section 2.04(b)(i).
Annex A-18

“Safety Notices” has the meaning set forth in Section 3.10(l).

“Sanctioned Country” means a country or territory that is, at the time of the specific conduct at issue, the subject of country-wide or territory-wide Sanctions (currently, Cuba, Iran, North Korea, Syria, and the so-called Donetsk People’s Republic, so-called Luhansk People’s Republic, and Crimea region of Ukraine).

“Sanctioned Person” means any Person that is: (a) listed on any Sanctions-related list maintained by any Governmental Entity in any jurisdiction in which the Company or any Company Subsidiary does business or is otherwise subject to jurisdiction, including (i) the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State; (ii) the United Nations Security Council; (iii) the European Union; or (iv) His Majesty’s Treasury of the United Kingdom; or (b) located, organized, or resident in a Sanctioned Country.

“Sanctions” means economic or financial sanctions imposed, administered, or enforced by any Governmental Entity in any jurisdiction in which the Company or any Company Subsidiary does business or is otherwise subject to jurisdiction, including (a) the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State; (b) the United Nations Security Council; (c) the European Union; or (d) His Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.06(b).

“Schedule 13E-3” has the meaning set forth in Section 6.01(b).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Incident” has the meaning set forth in Section 3.20(c).

“Service Provider” means, at any time, any director, officer, employee, consultant or individual independent contractor of the Company or any of the Company Subsidiaries.

“Share Return Agreement” has the meaning set forth in Section 4.09.

“SMP” has the meaning set forth in the Preamble.

“Solvent” has the meaning set forth in Section 4.11.

“Special Committee” means the special committee of the Company Board formed in connection with the Transactions consisting solely of independent directors who comprise the Audit Committee of the Company Board.

“Special Committee Recommendation” has the meaning set forth in the Recitals.

“Sponsor” means a Person as defined under (a) 21 C.F.R. Section 312.3(b), or (b) the Laws of other applicable jurisdictions, in each case, including any Person serving as a local sponsor required under the Laws of a particular jurisdiction.
Annex A-19

“Statutory Merger Agreement” means the Statutory Merger Agreement, in the form attached hereto as Exhibit A, to be executed and delivered by the Company, Parent and Merger Sub under the Bermuda Companies Act as provided by the terms hereof.

“Subsidiary” with respect to any entity, means that such entity is a “Subsidiary” of another Person if (a) such other Person directly or indirectly owns, beneficially or of record (i) an amount of voting securities or other interests in such entity, or a Contractual or similar right, that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (ii) at least a majority of the outstanding Equity Interests of such entity, or (b) such other Person is a managing or controlling member or general partner of such entity or such other Person holds the power, or is otherwise contractually entitled, to direct and control such entity; provided that for purposes of this definition as used in this Agreement and the Voting and Support Agreement, none of the Company or any of the Company Subsidiaries will be deemed to be Subsidiaries of SMP, Parent or Merger Sub.

“Superior Proposal” means any bona fide Alternative Proposal (provided that for purposes of this definition, the applicable percentage in the definition of “Alternative Proposal” shall be “50%” rather than “15%”) made by a third party or Group that did not result from, or arise in connection with, any breach in any material respect of Section 5.03, that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, and taking into account the legal, financial, regulatory and other aspects of such Alternative Proposal and the conditionality of and contingencies related to such proposal, the expected timing and risk of completion, the identity of the Person making such proposal and such other factors that are deemed relevant by the Special Committee, (a) is reasonably capable of being consummated on the proposed terms (without regard to whether Parent and any of its Affiliates that are shareholders of the Company would vote in favor of, tender into or otherwise support such Alternative Proposal), (b) is more favorable to the holders of Company Common Shares from a financial point of view than the Transactions after taking into account all terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and (c) for which financing, if a cash transaction (whether in whole or in part), is then fully committed by reputable financing sources or reasonably determined by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee to be readily available.

“Surviving Company” has the meaning set forth in Section 1.01.

“Tax Returns” means any return, declaration, report, estimate, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any taxing Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (a) any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, escheat, unclaimed property, real property, personal property, sales, use, transfer, registration, ad valorem, value added, branded pharmaceutical fee, alternative or add-on minimum or estimated tax, charge, duty, fee, levy, impost or other tax or assessment of any kind whatsoever imposed by a Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not; (b) any Liability for the payment of amounts described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period; or (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) as a result of being a transferee or successor of any Person or by Contract (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to taxes), indemnity or otherwise.
Annex A-20

“Termination Fee” has the meaning set forth in Section 8.02(b).

“Third Party IP” means all Intellectual Property Rights used or held for use by the Company or a Company Subsidiary in the operation of its business as currently conducted or, with respect to the products currently under development, as proposed to be conducted, that are not Owned IP.

“Trademarks” means trademarks, service marks, trade names, service names, brand names, trade dress, logos, Internet domain names, corporate and other business names, and other like source or business identifiers, together with the goodwill associated with any of the foregoing and all registrations and applications for registration thereof.

“Trade Secrets” means non-public proprietary information, whether or not patentable, including inventions, discoveries, prototypes, results, data (including clinical data, pre-clinical data, and post-clinical data), databases, analyses, development tools, information (including scientific, technical, or regulatory information), compilations, processes, methods, algorithms, compositions, formulae, designs, drawings, tolerances, comparisons, specifications, techniques, and know-how and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries), in each case which have economic value because they are not generally known or readily ascertainable.

“Transactions” means the transactions contemplated by this Agreement, the Statutory Merger Agreement and the Voting and Support Agreement, including the Merger.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Unexpected Adverse Event” means each of the following (a) an adverse drug experience that is not (i) consistent with the applicable product information (e.g., the Investigator brochure); (ii) listed at the specificity or severity that has been observed; or (iii) consistent with the risk information in the general investigational plan; (b) any other unanticipated problem associated with a Product Candidate that relates to the rights, safety, or welfare of subjects participating in a Clinical Trial; (c) an “unexpected adverse event or unexpected suspected adverse reaction,” as defined in 21 C.F.R. Part 312.32(a); and (d) an “unexpected adverse reaction,” as defined in Article 2(p) of EU Directive 2001/20/EC and Article 2.2(34) of Regulation (EU) No 536/2014.

“Voting and Support Agreement” has the meaning set forth in the Recitals.
Annex A-21

Schedule A

Knowledge of Company

1.	Principal Executive Officer

2.	Chief Medical Officer

3.	Principal Financial Officer

4.	Chief Commercial Officer

5.	General Counsel and Corporate Secretary

6.	Senior Vice President, Pharmaceutical Operations and Development

7.	The Person responsible for the Company’s human resources matters as to such Person’s areas of his or her job requirements
Schedule A-1

Schedule B

Knowledge of Parent and Merger Sub

1.	Chief Executive Officer

2.	Senior Vice President, Finance Management

3.	General Counsel and Chief Compliance Officer

4.	Chief Medical Officer

5.	Chief Business Development and Commercialization Officer
Schedule B-1

Exhibit A

STATUTORY MERGER AGREEMENT

Dated [•]

(1) MYOVANT SCIENCES LTD. (2) ZEUS SCIENCES LTD. (3) SUMITOVANT BIOPHARMA LTD.

MERGER AGREEMENT

Ex. A-1

Ex. A-2

THIS MERGER AGREEMENT is dated [•]

PARTIES

(1)
Myovant Sciences Ltd., an exempted company incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Ltd., Clarendon House, 2 Church St., Hamilton HM 11, Bermuda (the “Company”);

(2)	Zeus Sciences Ltd., an exempted company incorporated under the laws of Bermuda having its registered office at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda (“Merger Sub”); and

(3)
Sumitovant Biopharma Ltd., an exempted company incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Ltd., Clarendon House, 2 Church St., Hamilton HM11, Bermuda (“Parent”).

BACKGROUND

(A)	Merger Sub is a wholly owned subsidiary of Parent;

(B)
Pursuant to this Agreement and subject to the terms and conditions set forth herein, the Company, Parent and Merger Sub have agreed that Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”), as a wholly owned subsidiary of the Parent, in accordance with the provisions of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”); and

(C)	This Agreement is the Statutory Merger Agreement referred to in the Plan of Merger.

AGREED TERMS

1.	DEFINITIONS

Unless otherwise defined herein, capitalised terms have the same meaning as used and defined in the Plan of Merger.

Company Common Shares: means the common shares of par value US0.000017727 per share in the capital of the Company.

Merger Sub Common Shares: means the common shares of par value US0.000017727 per share in the capital of Merger Sub.

Plan of Merger: means the agreement and plan of merger dated October 23, 2022 and made among the Parent, Merger Sub and the Company.
Ex. A-3

2.	EFFECTIVENESS OF MERGER

The parties to this Agreement agree that, on the terms and subject to the conditions of this Agreement and the Plan of Merger and in accordance with the Companies Act:

2.1	At the Effective Time, Merger Sub shall be merged with and into the Company, with the Company surviving such Merger and continuing as the Surviving Company as a wholly owned subsidiary of Parent.

2.2	The Surviving Company will continue to be an exempted company under the laws of Bermuda and under the conditions of this Agreement and the Plan of Merger.

2.3	The Merger shall be conditioned on the satisfaction (or waiver) on or before the Effective Time of each of the conditions to the Merger set forth in the Plan of Merger.

2.4	The Merger shall become effective at the time and date shown on the Certificate of Merger issued by the Registrar of Companies in Bermuda.

2.5	Any existing cause of action, claim or liability to prosecution shall be unaffected.

2.6	The Certificate of Merger issued by the Registrar of Companies in Bermuda shall be deemed the certificate of incorporation of the Surviving Company.

2.7	The separate existence of Merger Sub shall cease upon completion of the Merger.

2.8	The Merger shall otherwise have the effect provided under the Companies Act and in the Plan of Merger.

3.	NAME OF SURVIVING COMPANY

The Surviving Company shall continue to be named “Myovant Sciences Ltd.”.

4.	MEMORANDUM OF ASSOCIATION

At the Effective Time, subject to the terms and conditions set forth in the Plan of Merger, the memorandum of association of Merger Sub as in effect immediately prior to the Effective Time will, by virtue of the Merger and without any further action, become the memorandum of association of the Surviving Company, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Company and until thereafter changed or amended as provided therein or by applicable Law.

5.	BYE-LAWS

At the Effective Time, subject to the terms and conditions set forth in the Plan of Merger, the bye-laws of Merger Sub as in effect immediately prior to the Effective Time will, by virtue of the Merger and without any further action, become the bye-laws of the Surviving Company, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Company and until thereafter changed or amended as provided therein or by applicable Law.
Ex. A-4

6.	DIRECTORS

The persons whose names and addresses are set out below, shall be the Board of Directors of the Surviving Company from and after the Effective Time their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal in accordance with the bye-laws of the Surviving Company and applicable Laws:

NAME	ADDRESS
[•]	[●]
[•]	[●]
[•]	[●]

7.	EFFECT OF MERGER ON SHARE CAPITAL

7.1	At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of the Company Common Shares or Merger Sub Common Shares:

(a)
Each Merger Sub Common Share issued and outstanding immediately prior to the Effective Time will remain outstanding and will constitute one (1) fully paid and nonassessable common share of the Surviving Company and, together with the Parent Owned Shares treated in accordance with Section 7.1(b), will constitute all of the issued and outstanding shares of the Surviving Company.

(b)
Each Company Common Share that is beneficially owned by Parent as of immediately prior to the Effective Time (each a “Parent Owned Share”) will remain outstanding and will constitute one (1) fully paid and nonassessable common share of the Surviving Company and, together with the Merger Sub Common Shares treated in accordance with Section 7.1(a), will constitute all of the issued and outstanding shares of the Surviving Company.

(c)
Each Company Common Share issued and outstanding immediately prior to the Effective Time owned by the Company as a treasury share and each Company Common Share owned directly by any direct or indirect wholly owned Subsidiary of the Company, in each case as of immediately prior to the Effective Time (each an “Excluded Share”), will be cancelled, be no longer outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

(d)
Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Excluded Shares and (ii) Parent Owned Shares), will be cancelled, be no longer outstanding, and will automatically cease to exist, and, each holder of a certificate that immediately prior to the Effective Time represented any such Company Common Shares and each holder of evidence in book-entry form that immediately prior to the Effective Time represented any such Company Common Shares, will cease to have any rights with respect thereto, except the right to receive $ 27.00 in cash, without interest, in respect of each such Company Common Share (subject to any additional rights provided to dissenting shareholders under the Companies Act).

Ex. A-5

7.2
Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the Parent, Merger Sub, the Company, any holder of a Company Share Award or any other person or entity, the Company Share Awards then outstanding will be treated as follows:

(a)
Each then-outstanding and unexercised Company Option (whether vested or unvested) will be cancelled and the holder thereof will only have the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the applicable exercise price per Company Common Share of such Company Option, multiplied by (ii) the total number of Company Common Shares subject to such Company Option; provided that each unexercised Company Option, whether vested or unvested, with an exercise price equal to or greater than the Per Share Merger Consideration will be cancelled immediately prior to the Effective Time without consideration therefor.

(b)
Each then-outstanding Company RSU that has not been settled in Company Common Shares prior to the Effective Time will be cancelled and the holder thereof will only have the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the product of (A) the Per Share Merger Consideration, multiplied by (B) the total number of Company Common Shares subject to such Company RSU immediately prior to the Effective Time.

(c)
Each then-outstanding Company PSU that has not been settled in Company Common Shares prior to the Effective Time will be cancelled and the holder thereof will only have the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the product of (A) the Per Share Merger Consideration, multiplied by (B) the total number of Company Common Shares subject to such Company PSU (deeming performance goals as being satisfied) immediately prior to the Effective Time.

(d)
Notwithstanding anything herein to the contrary, with respect to any Company Share Award that constitutes nonqualified deferred compensation subject to Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Company Share Award that will not trigger a Tax or penalty under Section 409A of the Code.

Ex. A-6

(e)
For purposes of this Clause 7.2: (i) “Company Option” means an option to purchase Company Common Shares granted under the Company Share Plans; (ii) “Company RSU” means a restricted share unit subject only to time-based vesting conditions granted under the Company Share Plans; (iii) “Company PSU” means a restricted share unit subject to performance-based vesting conditions granted under the Company Share Plans; (iv) “Company Share Award” means each Company Option, Company RSU, Company PSU, and any other award granted under the Company Share Plans that may be settled in Company Common Shares or is tied to the value of a Company Common Share; and (v) “Company Share Plans” means the Myovant Sciences Ltd. 2020 Inducement Plan, as amended, and the Myovant Sciences Ltd. 2016 Equity Incentive Plan, as amended.

8.	MISCELLANEOUS

8.1	Amendment and Waiver

This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to this Agreement and any such amendment or waiver by the Company will be at the direction of and only be valid if approved by the Special Committee.  Any agreement on the part of a party to this Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party to this Agreement. No failure or delay by any party to this Agreement in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

8.2	Entire Agreement

This Agreement and any documents referred to in this Agreement (including the Plan of Merger), constitute the entire agreement between the parties with respect to the subject matter of and the transactions referred to herein and supersede any previous arrangements, understandings and agreements between them relating to such subject matter and transactions.

8.3	Execution in Counterparts

This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
Ex. A-7

9.	NOTICES

All notices, requests, claims, demands and other communications under this Agreement will be in writing (including email, so long as a receipt of such email is requested and received) and will be given to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

9.1	If to the Company, to:

Myovant Sciences Ltd.
50 Broadway, 7th Floor
London, United Kingdom SW1H 0DB
Attention: Matthew Lang
Email:

9.2	If to Parent or Merger Sub, to:

Sumitovant Biopharma Ltd.
50 Broadway, 7th Floor
London, United Kingdom SW1H 0DB
Attention: Monika Adams, Transactions Officer
Email:

and to:

Sumitovant Biopharma, Inc.
151 W. 42nd Street, 15th Floor
New York, NY 10036
Attention: Tara Soni, General Counsel
Email:

10.	GOVERNING LAW

The terms and conditions of this Agreement and the rights of the parties hereunder shall be governed by and construed in all respects in accordance with the laws of Bermuda. The parties to this Agreement hereby irrevocably agree that the Bermuda courts shall have non-exclusive jurisdiction in respect of any dispute, suite, action arbitration or proceeding which may arise out of or in connection with this Agreement and waive any objection to any such dispute, suite, action, arbitration or proceeding in courts of Bermuda on the grounds of venue or on the basis that such dispute, suite, action, arbitration or proceeding was brought in an inconvenient forum.
Ex. A-8

IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date stated at the beginning of it.

SIGNATORIES

SIGNED for and on behalf of SUMITOVANT BIOPHARMA LTD.	) ) ) )
Authorised signatory
Name: Position:

SIGNED for and on behalf of MYOVANT SCIENCES LTD.	) ) ) )
Authorised signatory
Name: Position:

SIGNED for and on behalf of ZEUS SCIENCES LTD.	) ) ) )
Authorised signatory
Name: Position:

Ex. A-9